Exhibit 99.3

Kenon Holdings Ltd. and subsidiaries

Registration Number: 201406588W

Consolidated Financial Statements

As at December 31, 2019 and 2018 and for the three years ended December 31, 2019

Kenon Holdings Ltd.

Consolidated Financial Statements
as at December 31, 2019 and 2018 and for the three years ended December 31, 2019

Directors’ statement

We are pleased to submit this annual report to the members of the Company together with the audited financial statements for the financial year ended December 31, 2019.

In our opinion:

(a)
the financial statements set out on pages F-9 to F-114 are drawn up so as to give a true and fair view of the financial position of the Group and of the Company as at December 31, 2019 and the financial performance, changes in equity and cash flows of the Group for the year ended on that date in accordance with the provisions of the Singapore Companies Act, Chapter 50 and Singapore Financial Reporting Standards; and

(b)	at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

The Board of Directors has, on the date of this statement, authorized these financial statements for issue.

Directors

The directors in office at the date of this statement are as follows:

Cyril Pierre-Jean Ducau
Laurence Neil Charney
Nathan Scott Fine
Aviad Kaufman
Antoine Bonnier
Foo Say Mui
Arunava Sen
Barak Cohen

Directors’ interests

According to the register kept by the Company for the purposes of Section 164 of the Companies Act, Chapter 50, (the Act), particulars of interests of directors who held office at the end of the financial year (including those held by their spouses and infant children) in shares, debentures, warrants and share options in the Company and in related corporations (other than wholly-owned subsidiaries) are as follows:

Name of director and corporation in which interests are held	Holdings at beginning of the year	Holdings at end of the year

Laurence Neil Charney
Kenon Holdings Ltd. - Ordinary shares	37,187	43,952

Nathan Scott Fine
Kenon Holdings Ltd. - Ordinary shares	30,464	-

Foo Say Mui
Kenon Holdings Ltd. - Ordinary shares	6,284	10,884

Arunava Sen
Kenon Holdings Ltd. - Ordinary shares	6,284	10,884

Barak Cohen
Kenon Holdings Ltd. - Ordinary shares	45,438	-

Directors’ interests (Cont’d)

Except as disclosed in this statement, no director who held office at the end of the financial year had interests in shares, debentures, warrants or share options of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

Except as disclosed under the “Share options” section of this report, neither at the end of, nor at any time during the financial year, was the Company a party to any arrangement whose objects are, or one of whose objects is, to enable the directors of the Company to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

Share options and share plans

During the financial year, there were:

(i)	no options granted by the Company to any person to take up unissued shares in the Company; and

(ii)	no shares issued by virtue of any exercise of option to take up unissued shares of the Company.

As at the end of the financial year, there were no unissued shares of the Company under option plan.

Auditors

The auditors, KPMG LLP, have indicated their willingness to accept re-appointment.

On behalf of the Board of Directors

────────────────────
Cyril Pierre-Jean Ducau
Director

────────────────────
Arunava Sen
Director

May 2, 2020

KPMG LLP 16 Raffles Quay #22-00 Hong Leong Building Singapore 048581	Telephone +65 6213 3388 Fax +65 6225 0984 Internet kpmg.com.sg

Report on the audit of the financial statements

Members of the Company
Kenon Holdings Ltd.:

Opinion

We have audited the financial statements of Kenon Holdings Ltd, (‘the Company’) and its subsidiaries (‘the Group’), which comprise the consolidated statement of financial position of the Group and the statement of financial position of the Company as at December 31, 2019, the consolidated statement of profit or loss and other comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows of the Group for the year ended December 31, 2019, and notes to the financial statements, including a summary of significant accounting policies, as set out on pages FS-9 to FS-114.

In our opinion, the accompanying consolidated financial statements of the Group and statement of financial position of the Company are properly drawn up in accordance with the provisions of the Companies Act, Chapter 50 (‘the Act’) and Financial Reporting Standards in Singapore (‘FRSs’) so as to give a true and fair view of the consolidated financial position of the Group and the financial position of the Company as at December 31, 2019 and of the consolidated financial performance, consolidated changes in equity and consolidated cash flows of the Group for the year ended on that date.

Basis for opinion

We conducted our audit in accordance with Singapore Standards on Auditing (‘SSAs’).  Our responsibilities under those standards are further described in the ‘Auditors’ responsibilities for the audit of the financial statements’ section of our report.  We are independent of the Group in accordance with the Accounting and Corporate Regulatory Authority Code of Professional Conduct and Ethics for Public Accountants and Accounting Entities (‘ACRA Code’) together with the ethical requirements that are relevant to our audit of the financial statements in Singapore, and we have fulfilled our other ethical responsibilities in accordance with these requirements and the ACRA Code. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgement, were of most significance in our audit of the financial statements of the current period.  These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Impairment of property, plant and equipment (“PPE”)
The key audit matter	How the matter was addressed in our audit
Refer to page F-19, Note 2.D.1. (Recoverable amount of non-financial assets and Cash Generating Units (“CGU”) and Note 14 (Property, Plant and Equipment, Net).

FRS 36 Impairment of Assets requires that an entity assess at the end of each financial reporting period whether there is any indication that a definite life non-financial asset or CGU may be impaired. If any such indication exists, the entity is required to determine the recoverable amount of the non-financial asset or CGU.

The impairment indicator analysis performed by management in accordance with FRS 36 Impairment of Assets, did not identify any impairment indicators in respect of the Group’s property, plant and equipment (“PPE”) which mainly comprised power generation assets as the Group’s PPE continued to generate positive cash flows.

In respect of the impairment assessment over the Group’s power generation PPE, a key component of our audit was to understand and challenge management’s assessment of impairment indicators and independently corroborate internal information used in management’s assessment against actual results of the CGU.

Findings We found management’s assessment of impairment indicators to be appropriate and concluded that no impairment indicators existed in respect of the Group’s PPE as at December 31, 2019.

Valuation of Qoros Put Option
The key audit matter	How the matter was addressed in our audit
Refer to page F-19, Note 2.D.2. (Qoros Put Option)

In January 2018, an entity related to the Baoneng Group (“New Qoros Investor”) purchased 51% of Qoros from Kenon and Chery (“2018 investment); this was part of an investment structure (“Investment Agreement”) to invest a total of RMB6.63 billion (approximately $1,002 million) by the New Qoros Investor.

The Investment Agreement provided Kenon with a put option (“Qoros Put Option”) over its remaining equity interest in Qoros. During the three-year period beginning from the closing of the 2018 investment, Kenon had the right to cause the New Qoros Investor to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million). The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million).

The Qoros Put Option was carried at fair value, amounting $71 million, as at December 31, 2019. The valuation of the Qoros Put Option is complex and involves significant judgement.

In respect of the valuation of the Qoros Put Option, we engaged our valuation experts to review the appropriateness of the valuation methodology, model and assumptions applied by management in its valuation. We also corroborated management’s assumptions applied in the valuation including Qoros’ equity value, exercise price, expected exercise date, risk-free interest rate, credit risk, expected dividend yield and expected volatility by comparing to market data drawn from independent data sources or agreeing to the contractual agreements.

Findings The fair value of the Qoros Put Option was measured appropriately as at December 31, 2019.

Impairment of Investments in associated companies
The key audit matter	How the matter was addressed in our audit
Refer to page F-19, Note 2.D.1. (Recoverable amount of non-financial assets and CGU).  Kenon has investments in two associated companies; ZIM and Qoros (Refer to Note 9.A to the financial statements). Kenon owns 32% and 24% of ZIM and Qoros respectively as at December 31, 2019.

FRS 28 Investments in Associates and Joint Ventures requires an entity to determine whether there is any objective evidence that its net investment in an associate is impaired.

Management’s internal impairment assessment as at December 31, 2019 noted the following;

In respect of management’s impairment assessment for ZIM, a key component of our audit was to understand and challenge management’s assessment of objective evidence of impairment and independently corroborate internal information used in management’s assessment against the actual results of ZIM.

In respect of management’s impairment test for Qoros, we ascertained that the total proceeds from exercising the put options used by management in concluding that an impairment is not required was factually supported.  We also considered the financial ability of the New Qoros Investor by reference to the total proceeds of the purchase price received by Kenon from the 2019 transaction.

i)
The Group did not identify any objective evidence of impairment in relation to its investment in ZIM based on guidance prescribed in FRS 28, Investments in Associates and Joint Ventures. Even though ZIM was in a total comprehensive loss position for the year ended December 31, 2019, there is an improvement in the financial performance of ZIM and the losses decreased compared to the year ended December 31, 2018. As objective evidence of impairment did not exist as at December 31, 2019, an impairment test in accordance with FRS 36 Impairment of Assets was not performed.

ii)
Management had identified objective evidence that its net investment in Qoros at December 31, 2019 might be impaired as Qoros continued to incur losses and faced significant financial difficulties. As such, management performed an impairment test for its investment in Qoros in accordance with FRS 36 Impairment of Assets.

The Investment Agreement provided Kenon with a put option (“Qoros Put Option”) over its remaining equity interest in Qoros.  (Refer to page F-48 Note 9.B.b.2).  In January 2019, Kenon entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million) (“2019 Transaction”).

As the total proceeds from the 3rd party transaction with the New Qoros Investor was significantly higher than the combined carrying value of the respective investment in Qoros and related Qoros Put Option, management concluded that the recoverable amount of its investment in Qoros, based on fair value less cost of disposal, exceeded the carrying amount. Consequently, no impairment was recognized in the financial year ended December 31, 2019.

Findings

We found management’s assessment of impairment, in relation to both ZIM and Qoros, to be appropriate and concluded that no impairment was required for both ZIM and Qoros as at December 31, 2019.

Other information

Management is responsible for the other information contained in the annual report. Other information is defined as all information in the annual report other than the financial statements and our auditors’ report thereon.

We have obtained all other information prior to the date of this auditors’ report.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.  If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact.  We have nothing to report in this regard.

Responsibilities of management and directors for the financial statements

Management is responsible for the preparation of financial statements that give a true and fair view in accordance with the provisions of the Act and FRSs, and for devising and maintaining a system of internal accounting controls sufficient to provide a reasonable assurance that assets are safeguarded against loss from unauthorised use or disposition; and transactions are properly authorised and that they are recorded as necessary to permit the preparation of true and fair financial statements and to maintain accountability of assets.

In preparing the financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

The directors’ responsibilities include overseeing the Group’s financial reporting process.

Auditors’ responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion.  Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SSA’s will always detect a material misstatement when it exists.  Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with SSA’s, we exercise professional judgement and maintain professional scepticism throughout the audit.  We also:

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal controls.

•
Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal controls.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•
Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern.  If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the financial statements or, if such disclosures are inadequate, to modify our opinion.  Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report.  However, future events or conditions may cause the Group to cease to continue as a going concern.

•
Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•
Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements.  We are responsible for the direction, supervision and performance of the group audit.  We remain solely responsible for our audit opinion.

We communicate with the directors regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal controls that we identify during our audit.

We also provide the directors with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with the directors, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters.  We describe these matters in our auditors’ report unless the law or regulations preclude public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

Report on other legal and regulatory requirements

In our opinion, the accounting and other records required by the Act to be kept by the Company and by those subsidiary corporations incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

The engagement partner on the audit resulting in this independent auditors’ report is David Anthony Leaver.

KPMG LLP
Public Accountants and
Chartered Accountants
Singapore

May 2, 2020

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018

		As at December 31,
		2019	2018
	Note	$ Thousands

Current assets
Cash and cash equivalents	5	147,153	131,123
Short-term deposits and restricted cash	6	33,554	49,938
Trade receivables	7	39,321	35,548
Short-term derivative instruments		245	726
Other current assets	8	39,678	40,788
Asset held for sale	9.B.b.3	69,592	69,592
Total current assets		329,543	327,715

Non-current assets
Investments in associated companies	9	119,718	161,188
Long-term deposits and restricted cash		77,350	48,640
Long term prepaid expenses	11	30,185	23,573
Long-term derivative instruments	32.D.1	2,048	-
Other non-current assets	12	57,717	67,810
Deferred payment receivable	13	204,299	189,166
Deferred taxes, net	27.C.2	1,516	632
Property, plant and equipment, net	14	667,642	635,088
Intangible assets, net	15	1,233	1,306
Right-of-use assets, net	19	17,123	-
Total non-current assets		1,178,831	1,127,403

Total assets		1,508,374	1,455,118

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018, continued

		As at December 31,
		2019	2018
	Note	$ Thousands
Current liabilities
Current maturities of loans from banks and others	16	45,605	23,235
Trade payables	17	36,007	47,672
Short-term derivative instruments	32.D.1	6,273	-
Current tax liabilities		8	6,939
Other current liabilities	18	16,251	12,072
Current maturities of lease liabilities		861	-
Total current liabilities		105,005	89,918

Non-current liabilities
Long-term loans from banks and others	16	503,647	487,759
Debentures	16	73,006	75,476
Deferred taxes, net	27.C.2	79,563	59,067
Non-current tax liabilities		29,510	26,811
Other non-current liabilities		719	369
Long-term lease liabilities		5,136	-
Total non-current liabilities		691,581	649,482

Total liabilities		796,586	739,400

Equity	21
Share capital		602,450	602,450
Translation reserve		17,889	802
Capital reserve		13,962	16,854
Accumulated (loss)/profit		(10,949)	28,917
Equity attributable to owners of the Company		623,352	649,023
Non-controlling interests		88,436	66,695
Total equity		711,788	715,718

Total liabilities and equity		1,508,374	1,455,118

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Profit & Loss for the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
		2019	2018	2017
	Note	$ Thousands
Continuing Operations
Revenue	23	373,473	364,012	365,704
Cost of sales and services (excluding depreciation)	24	(256,036)	(259,515)	(267,136)
Depreciation		(31,141)	(29,809)	(30,102)
Gross profit		86,296	74,688	68,466
Selling, general and administrative expenses	25	(35,854)	(34,031)	(56,292)
Write back of assets and investments	9.B.a.2	-	-	28,758
Other expenses		(582)	(613)	(51)
Other income		6,114	2,147	1,410
Financing expenses	26	(29,946)	(30,382)	(70,166)
Financing income	26	17,679	28,592	2,904
Financing expenses, net		(12,267)	(1,790)	(67,262)
Gain on third party investment in Qoros	9.B.b.2	-	504,049	-
Fair value loss on put option	9.B.b.2	(18,957)	(39,788)	-
Recovery of financial guarantee	9.B.b.6.h	11,144	62,563	-
Share in losses of associated companies, net of tax	9.A.2	(41,430)	(105,257)	(110,665)
(Loss)/profit before income taxes		(5,536)	461,968	(135,636)
Income taxes	27	(16,675)	(11,499)	(72,809)
(Loss)/profit for the year from continuing operations		(22,211)	450,469	(208,445)
Profit/(loss) for the year from discontinued operations	1.B, 29
-Recovery of retained claims, net		25,666	4,530	-
-Other		(1,013)	(10,161)	476,565
		24,653	(5,631)	476,565
Profit for the year		2,442	444,838	268,120

Attributable to:
Kenon’s shareholders		(13,359)	434,213	236,590
Non-controlling interests		15,801	10,625	31,530
Profit for the year		2,442	444,838	268,120

Basic/diluted profit per share attributable to Kenon’s shareholders (in dollars):	28
Basic/diluted (loss)/profit per share		(0.25)	8.07	4.40
Basic/diluted (loss)/profit per share from continuing operations		(0.71)	8.17	(4.00)
Basic/diluted profit/(loss) per share from discontinued operations		0.46	(0.10)	8.40

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Other Comprehensive Income (Loss) for the years ended December 31, 2019, 2018 and 2017

	For the year ended December 31,
	2019	2018	2017
	$ Thousands

Profit for the year	2,442	444,838	268,120

Items that are or will be subsequently reclassified to profit or loss
Foreign currency translation differences in respect of foreign operations	22,523	8,672	29,320
Foreign currency translation and capital reserves differences reclassified to profit or loss due to third party investment in Qoros	-	(15,073)	-
Group’s share in other comprehensive loss of associated companies	(3,201)	(177)	(1,239)
Effective portion of change in the fair value of cash-flow hedges	(8,309)	491	19,489
Change in fair value of derivative financial instruments used for hedging cash flows recorded to the cost of the hedged item	1,351	-	-
Change in fair value of derivatives used to hedge cash flows transferred to the statement of profit & loss	2,743	-	-
Income taxes in respect of components of other comprehensive income/(loss)	252	(104)	(6,142)
Total other comprehensive income/(loss) for the year	15,359	(6,191)	41,428
Total comprehensive income for the year	17,801	438,647	309,548

Attributable to:
Kenon’s shareholders	(2,353)	432,576	270,175
Non-controlling interests	20,154	6,071	39,373
Total comprehensive income for the year	17,801	438,647	309,548

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

							Non-
							controlling
		Attributable to the owners of the Company					interests	Total

		Share	Translation	Capital	Accumulated
		Capital	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2019		602,450	802	16,854	28,917	649,023	66,695	715,718
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	1,222	-	1,222	324	1,546
Dividends declared and paid	21.D	-	-	-	(65,169)	(65,169)	(33,123)	(98,292)
Total contributions by and distributions to owners		-	-	1,222	(65,169)	(63,947)	(32,799)	(96,746)

Changes in ownership interests in subsidiaries
Sale of subsidiary		-	-	-	-	-	299	299
Dilution in investment in subsidiary		-	-	-	41,863	41,863	34,537	76,400
Acquisition of non-controlling interests without a change in control		-	-	(1,234)	-	(1,234)	(450)	(1,684)
Total changes in ownership interests in subsidiaries		-	-	(1,234)	41,863	40,629	34,386	75,015

Total comprehensive income for the year
Net profit for the year		-	-	-	(13,359)	(13,359)	15,801	2,442
Other comprehensive income/(loss) for the year, net of tax		-	17,087	(2,880)	(3,201)	11,006	4,353	15,359
Total comprehensive income for the year		-	17,087	(2,880)	(16,560)	(2,353)	20,154	17,801

Balance at December 31, 2019		602,450	17,889	13,962	(10,949)	623,352	88,436	711,788

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

								Non-
								controlling
		Attributable to the owners of the Company						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserve	profit/(loss)	Total
	Note	$ Thousands

Balance at January 1, 2018		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		-	-	-	1,411	-	1,411	403	1,814
Cash distribution to owners of the Company	21.A	(664,760)	-	-	-	-	(664,760)	-	(664,760)
Dividend to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(8,219)	(8,219)
Dividends declared and paid	21.D	-	-	-	-	(100,118)	(100,118)	-	(100,118)
Transactions with controlling shareholder		-	(3,540)	-	-	-	(3,540)	-	(3,540)
Total contributions by and distributions to owners		(664,760)	(3,540)	-	1,411	(100,118)	(767,007)	(7,816)	(774,823)

Changes in ownership interests in subsidiaries
Acquisition of non-controlling interests without a change in control		-	-	-	-	336	336	4	340
Acquisition of subsidiary with non-controlling interests		-	-	-	-	-	-	207	207
Total changes in ownership interests in subsidiaries		-	-	-	-	336	336	211	547

Total comprehensive income for the year
Net profit for the year		-	-	-	-	434,213	434,213	10,625	444,838
Other comprehensive income/(loss) for the year, net of tax		-	-	2,394	(3,854)	(177)	(1,637)	(4,554)	(6,191)
Total comprehensive income for the year		-	-	2,394	(3,854)	434,036	432,576	6,071	438,647

Balance at December 31, 2018		602,450	-	802	16,854	28,917	649,023	66,695	715,718

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Changes in Equity
For the years ended December 31, 2019, 2018 and 2017

								Non-
								controlling
		Attributable to the Kenon’s shareholders						interests	Total
			Shareholder
		Share	transaction	Translation	Capital	Accumulated
		Capital	reserve	reserve	reserves	deficit	Total
	Note	$ Thousands

Balance at January 1, 2017		1,267,450	26,559	(21,745)	11,575	(602,598)	681,241	212,963	894,204
Transactions with owners, recognised directly in equity
Contributions by and distributions to owners
Share-based payment transactions		(240)	-	-	748	-	508	449	957
Dividend declared and paid to holders of non-controlling interests in subsidiaries		-	-	-	-	-	-	(33,848)	(33,848)
Cash distribution to non-controlling interests in subsidiaries		-	-	-	-	-	-	(13,805)	(13,805)
Fair value of shareholder loan		-	(23,019)	-	-	-	(23,019)	-	(23,019)
Total contributions by and distributions to owners		(240)	(23,019)	-	748	-	(22,511)	(47,204)	(69,715)

Changes in ownership interests in subsidiaries
Sale of Colombian assets		-	-	-	-	-	-	(8,890)	(8,890)
Non-controlling interests in respect of business combination		-	-	-	-	-	-	(50)	(50)
Sale of subsidiaries - Latin America and Caribbean businesses		-	-	(5,650)	2,045	-	(3,605)	(170,513)	(174,118)
Dilution of investment in subsidiary	22	-	-	299	(4,691)	62,210	57,818	42,550	100,368
Total changes in ownership interests in subsidiaries		-	-	(5,351)	(2,646)	62,210	54,213	(136,903)	(82,690)

Total comprehensive income for the year
Net profit for the year		-	-	-	-	236,590	236,590	31,530	268,120
Other comprehensive income/(loss) for the year, net of tax		-	-	25,504	9,620	(1,539)	33,585	7,843	41,428
Total comprehensive income for the year		-	-	25,504	9,620	235,051	270,175	39,373	309,548

Balance at December 31, 2017		1,267,210	3,540	(1,592)	19,297	(305,337)	983,118	68,229	1,051,347

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2019, 2018 and 2017

	For the year ended December 31
	2019	2018	2017
	$ Thousands

Cash flows from operating activities
Profit for the year	2,442	444,838	268,120
Adjustments:
Depreciation and amortization	32,092	30,416	178,461
Impairment/(write back) of assets and investments	-	4,812	(8,314)
Financing expenses, net	12,267	1,790	275,799
Share in losses of associated companies, net	41,430	105,257	109,980
Capital gains, net*	(492)	-	(25,529)
Loss on disposal of property, plant and equipment, net	-	206	-
Net change in fair value of derivative financial instruments	352	1,002	-
Recovery of financial guarantee	(11,144)	(62,563)	-
Bad debt expense	-	-	7,866
Gain on third party investment in Qoros	-	(504,049)	-
Fair value loss on put option	18,957	39,788	-
Retained claim	(30,000)	-	-
Write down of other payables	-	489	-
Share-based payments	1,546	1,814	957
Income taxes	22,022	16,244	278,447
	89,472	80,044	1,085,787
Change in inventories	-	-	1,291
Change in trade and other receivables	4,338	9,192	(62,436)
Change in trade and other payables	(5,968)	(35,311)	(568,364)
Change in provisions and employee benefits	-	-	2,021
Cash generated from operating activities	87,842	53,925	458,299
Income taxes paid, net	(2,453)	(1,546)	(66,830)
Dividends received from investments in associates	-	-	382
Net cash provided by operating activities	85,389	52,379	391,851

* Mainly relate to gains from disposal of property, plant and equipment.

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Cash Flows, continued
For the years ended December 31, 2019, 2018 and 2017

		For the year ended December 31,
		2019	2018	2017
	Note	$ Thousands
Cash flows from investing activities
Proceeds from sale of property, plant and equipment and intangible assets		-	66	4,727
Short-term deposits and loans, net		19,554	(28,511)	(4,876)
Investment in long-term deposits, net		(24,947)	(13,560)	-
Proceeds from sale of subsidiary less cash sold		880	-	-
Cash paid for asset acquisition, less cash acquired		-	(2,344)	-
Sale of subsidiaries - Latin America and Caribbean businesses, net of cash disposed off	29	-	-	792,585
Income tax paid		(5,629)	(169,845)	-
Sale of Colombian assets, net of cash disposed off		-	-	600
Investment in associates		-	(90,154)	-
Acquisition of property, plant and equipment		(34,141)	(69,314)	(227,601)
Acquisition of intangible assets		(258)	(132)	(10,412)
(Payment of)/proceeds from realization of long-term deposits		(3,138)	18,476	4,655
Interest received		2,469	12,578	6,825
(Payment of)/proceeds from transactions in derivatives, net		(929)	31	-
Proceeds from dilution of third party investment in Qoros		-	259,749	-
Receipt from recovery of/(payment of) financial guarantee		10,963	18,336	(72,278)
Payment of transaction cost for sale of subsidiaries		-	(48,759)	-
Energuate purchase adjustment		-	-	10,272
Insurance claim received		-	-	80,000
Retained claims received, net		30,196	-	-
Net cash (used in)/provided by investing activities		(4,980)	(113,383)	584,497

Cash flows from financing activities
Dividend paid to non-controlling interests		(33,123)	(8,219)	(29,443)
Dividends paid		(65,169)	(100,084)	-
Capital distribution		-	(664,700)	-
Proceeds from issuance of shares to holders of non-controlling interests in subsidiaries		76,400	-	100,478
Payment of issuance expenses related to long term debt		-	-	(34,391)
Payment of consent fee		-	-	(4,547)
Receipt of long-term loans and issuance of debentures		-	33,762	1,938,877
Repayment of long-term loans and debentures, derivative financial instrument and lease liabilities		(30,068)	(376,412)	(1,506,553)
Short-term credit from banks and others, net		139	(77,073)	(126,287)
Payment of swap unwinding and early repayment fee		-	-	(46,966)
Purchase of non-controlling interest		(413)	-	(13,805)
Interest paid		(21,414)	(24,875)	(180,242)
Net cash (used in)/provided by financing activities		(73,648)	(1,217,601)	97,121

Increase/(decrease) in cash and cash equivalents		6,761	(1,278,605)	1,073,469
Cash and cash equivalents at beginning of the year		131,123	1,417,388	326,635
Effect of exchange rate fluctuations on balances of cash and cash equivalents		9,269	(7,660)	17,284
Cash and cash equivalents at end of the year		147,153	131,123	1,417,388

The accompanying notes are an integral part of the consolidated financial statements.

Kenon Holdings Ltd.
Notes to the consolidated financial statements

Note 1 – Financial Reporting Principles and Accounting Policies

A.	The Reporting Entity

Kenon Holdings Ltd. (the “Company” or “Kenon”) was incorporated on March 7, 2014 in the Republic of Singapore under the Singapore Companies Act. Our principal place of business is located at 1 Temasek Avenue #36-01, Millenia Tower, Singapore 039192.

The Company is a holding company and was incorporated to receive investments spun-off from their former parent company, Israel Corporation Ltd. (“IC”). The Company was formed to serve as the holding company of several businesses (together referred to as the “Group”).

Kenon shares are traded on New York Stock Exchange (“NYSE”) and on Tel Aviv Stock Exchange (“TASE”) (NYSE and TASE: KEN).

B.	Sale of power business

In December 2017, Kenon, through its wholly-owned subsidiary Inkia Energy Limited (“Inkia”), sold its Latin American and Caribbean power business to an infrastructure private equity firm, I Squared Capital (“ISQ”). As a result, the Latin American and Caribbean businesses were classified as discontinued operations. Associated results of operations are separately reported for all periods presented. See Note 29 for further information.

C.	Definitions

In these consolidated financial statements -

1. Subsidiaries – Companies whose financial statements are fully consolidated with those of Kenon, directly or indirectly.

2. Associates – Companies in which Kenon has significant influence and Kenon’s investment is stated, directly or indirectly, on the equity basis.

3. Investee companies – subsidiaries and/or associated companies.

4. Related parties – within the meaning thereof in Singapore Financial Reporting Standards 24 Related Parties.

Note 2 – Basis of Preparation of the Financial Statements

A.	Declaration of compliance with Singapore Financial Reporting Standards (FRS)

The consolidated financial statements were prepared by management of the Group in accordance with Singapore Financial Reporting Standards (“FRS”).

The consolidated financial statements were approved for issuance by the Company’s Board of Directors on May 2, 2020.

B.	Functional and presentation currency

These consolidated financial statements are presented in US dollars, which is Kenon’s functional currency, and have been rounded to the nearest thousands, except where otherwise indicated. The US dollar is the currency that represents the principal economic environment in which Kenon operates.

C.	Basis of measurement

The consolidated financial statements were prepared on the historical cost basis, with the exception of the following assets and liabilities:
•	Deferred tax assets and liabilities
•	Derivative instruments
•	Assets and liabilities in respect of employee benefits
•	Investments in associates
•	Qoros put option

Note 2 – Basis of Preparation of the Financial Statements (Cont’d)

For additional information regarding measurement of these assets and liabilities – see Note 3 “Significant Accounting Policies”.

D.	Use of estimates and judgment

The preparation of consolidated financial statements in conformity with FRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

1.	Recoverable amount of non-financial assets and Cash Generating Units (“CGUs”)

Each reporting date, the management of the Group examines whether there have been any events or changes in circumstances which would indicate impairment of one or more of its non-financial assets or CGUs. When there are indications of impairment, an examination is made as to whether the carrying amount of the non-financial assets or CGUs exceeds their recoverable amount, and if necessary, an impairment loss is recognized. Assessment of the impairment of goodwill and of other intangible assets having an indeterminable life is performed at least annually, and when signs of impairment exist.

The recoverable amount of the asset or CGU is determined based on the higher of the fair value less selling costs of the asset or CGU and the present value of the future cash flows expected from the continued use of the asset or CGU in its present condition, including the cash flows expected upon retiring the asset from service and its eventual sale (value in use).

The future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

The estimates regarding future cash flows are based on past experience with respect to this asset or similar assets (or CGUs), and on the Group’s best possible assessments regarding the economic conditions that will exist during the remaining useful life of the asset or CGU.

The estimate of the future cash flows relies on the Group’s budget and other forecasts. Since the actual cash flows may differ, the recoverable amount determined could change in subsequent periods, such that an additional impairment loss needs to be recognized or a previously recognized impairment loss needs to be reversed.

2.	Qoros put option

The Group is party to a put option as part of an investment agreement as described in Note 9.B.b.2. The put option is recorded based on its fair value. The fair value of the put option is determined using the binomial model, and maximizes the use of observable inputs. Fair value measurement of the put option takes into account the underlying asset’s price volatility. Changes in the economic assumptions and/or valuation technique could give rise to significant changes in the fair value of the put option.

Note 3 – Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. The Group has consistently applied the following accounting policies to all periods presented in these consolidated financial statements, unless otherwise stated.

A.	First-time application of new accounting standards, amendments and interpretations

The Group has adopted FRS 116 Leases from January 1, 2019. A number of other new standards are effective from January 1, 2019 but they do not have a material effect on the Group’s financial statements.

(1)	FRS 116, Leases

FRS 116 introduced a single, on-balance sheet accounting model for lessees. As a result, the Group, as a lessee, has recognised right-of-use assets representing its right to use the underlying assets and lease liabilities representing its obligation to make lease payments. Lessor accounting remains substantially similar to previous accounting policies.

The Group has applied FRS 116 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at January 1, 2019. Accordingly, the comparative information presented for 2018 has not been restated – i.e. it is presented, as previously reported, under FRS 17 and related interpretations. Presented in Note 3(I) are the principles of the new accounting policy for leases, as applied following the adoption of FRS 116, commencing on January 1, 2019, and the financial impact arising from the transition.

Note 3 – Significant Accounting Policies (Cont’d)

B.	Basis for consolidation/ combination

(1)	Business combinations

The Group accounts for all business combinations according to the acquisition method.

The acquisition date is the date on which the Group obtains control over an acquiree. Control exists when the Group is exposed, or has rights, to variable returns from its involvement with the acquiree and it has the ability to affect those returns through its power over the acquiree. Substantive rights held by the Group and others are taken into account when assessing control.

The Group recognizes goodwill on acquisition according to the fair value of the consideration transferred less the net amount of the fair value of identifiable assets acquired less the fair value of liabilities assumed.

If the Group pays a bargain price for the acquisition (meaning including negative goodwill), it recognizes the resulting gain in profit or loss on the acquisition date.

The Group recognizes contingent consideration at fair value at the acquisition date. The contingent consideration that meets the definition of a financial instrument that is not classified as equity will be measured at fair value through profit or loss; contingent consideration classified as equity shall not be remeasured and its subsequent settlement shall be accounted for within equity.

Furthermore, goodwill is not adjusted in respect of the utilization of carry-forward tax losses that existed on the date of the business combination.

Costs associated with acquisitions that were incurred by the acquirer in the business combination such as: finder’s fees, advisory, legal, valuation and other professional or consulting fees are expensed in the period the services are received.

(2)	Subsidiaries

Subsidiaries are entities controlled by the Company. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date when control ceased. The accounting policies of subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

The Company has no interest in structured entities as of December 31, 2019, 2018 and 2017.

(3)	Non-Controlling Interest (“NCI”)

NCI comprises the equity of a subsidiary that cannot be attributed, directly or indirectly, to the parent company, and they include additional components such as: share-based payments that will be settled with equity instruments of the subsidiaries and options for shares of subsidiaries.

NCIs are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Changes in the Group’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions.

Transactions with NCI, while retaining control

Transactions with NCI while retaining control are accounted for as equity transactions. Any difference between the consideration paid or received and the change in NCI is included directly in equity.

Allocation of comprehensive income to the shareholders

Profit or loss and any part of other comprehensive income are allocated to the owners of the Group and the NCI. Total comprehensive income is allocated to the owners of the Group and the NCI even if the result is a negative balance of NCI.

Furthermore, when the holding interest in the subsidiary changes, while retaining control, the Group re-attributes the accumulated amounts that were recognized in other comprehensive income to the owners of the Group and the NCI.

Cash flows deriving from transactions with holders of NCI while retaining control are classified under “financing activities” in the statement of cash flows.

Loss of control

When the Group loses control over a subsidiary, it derecognises the assets and liabilities of the subsidiary, and any related NCI and other components of equity. Any resulting gain or loss is recognized in profit or loss. Any interest retained in the former subsidiary is measured at fair value when control is lost.

Note 3 – Significant Accounting Policies (Cont’d)

(4)	Investments in equity-accounted investees

The Group’s interests in equity-accounted investees comprise interests in associates and a joint-venture.

Associates are entities in which the Group has the ability to exercise significant influence, but not control, over the financial and operating policies. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Joint-venture is an arrangement in which the Group has joint control, whereby the Group has the rights to assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Associates and joint-venture are accounted for using the equity method (equity accounted investees) and are recognized initially at cost. The cost of the investment includes transaction costs. The consolidated financial statements include the Group’s share of the income and expenses in profit or loss and of other comprehensive income of equity accounted investees, after adjustments to align the accounting policies with those of the Group, from the date that significant influence commences until the date that significant influence ceases.

The Group’s share of post-acquisition profit or loss is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income with a corresponding adjustment to the carrying amount of the investment.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term interests that form part thereof, is reduced to zero. When the Group’s share of long-term interests that form a part of the investment in the investee is different from its share in the investee’s equity, the Group continues to recognize its share of the investee’s losses, after the equity investment was reduced to zero, according to its economic interest in the long-term interests, after the equity interests were reduced to zero. When the group’s share of losses in an associate equals or exceeds its interest in the associate, including any long-term interests that, in substance, form part of the entity’s net investment in the associate, the recognition of further losses is discontinued except to the extent that the Group has an obligation to support the investee or has made payments on behalf of the investee.

(5)	Loss of significant influence

The Group discontinues applying the equity method from the date it loses significant influence in an associate and it accounts for the retained investment as a financial asset, as relevant.

On the date of losing significant influence, the Group measures at fair value any retained interest it has in the former associate. The Group recognizes in profit or loss any difference between the sum of the fair value of the retained interest and any proceeds received from the partial disposal of the investment in the associate or joint venture, and the carrying amount of the investment on that date.

Amounts recognized in equity through other comprehensive income with respect to such associates are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself disposed the related assets or liabilities.

(6)	Change in interest held in equity accounted investees while retaining significant influence

When the Group increases its interest in an equity accounted investee while retaining significant influence, it implements the acquisition method only with respect to the additional interest obtained whereas the previous interest remains the same.

When there is a decrease in the interest in an equity accounted investee while retaining significant influence, the Group derecognizes a proportionate part of its investment and recognizes in profit or loss a gain or loss from the sale under other income or other expenses.

Furthermore, on the same date, a proportionate part of the amounts recognized in equity through other comprehensive income with respect to the same equity accounted investee are reclassified to profit or loss or to retained earnings in the same manner that would have been applicable if the associate had itself realized the same assets or liabilities.

(7)	Intra-group Transactions

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

Note 3 – Significant Accounting Policies (Cont’d)

(8)	Reorganizations under Common Control Transactions

Common control transactions that involve the setup of a new group company and the combination of entities under common control are recorded using the book values of the parent company.

C.	Foreign currency

(1)	Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currencies of Group entities at exchange rates at the dates of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the exchange rate at that date. Non-monetary items measured at historical cost would be reported using the exchange rate at the date of the transaction.

Foreign currency differences are generally recognized in profit or loss, except for differences relating to qualifying cash flow hedges to the extent the hedge is effective which are recognized in other comprehensive income.

(2)	Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into US dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated into US dollars at average exchange rates over the relevant period.

Foreign operation translation differences are recognized in other comprehensive income.

When the foreign operation is a non-wholly-owned subsidiary of the Group, then the relevant proportionate share of the foreign operation translation difference is allocated to the NCI.

When a foreign operation is disposed of such that control or significant influence is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as a part of the gain or loss on disposal.

Furthermore, when the Group’s interest in a subsidiary that includes a foreign operation changes, while retaining control in the subsidiary, a proportionate part of the cumulative amount of the translation difference that was recognized in other comprehensive income is reattributed to NCI.

When the Group disposes of only part of its investment in an associate that includes a foreign operation, while retaining significant influence, the proportionate part of the cumulative amount of the translation difference is reclassified to profit or loss.

Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements.

Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and are presented within equity in the translation reserve.

D.	Cash and Cash Equivalents

In the consolidated statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

Note 3 – Significant Accounting Policies (Cont’d)

E.	Financial Instruments

Accounting policy applied prior to January 1, 2018

The Group classifies non-derivative financial assets into the following categories: financial assets at fair value through profit and loss, held-to-maturity financial assets, loans and receivables and held-for-sale financial assets.

The Group classifies non- financial liabilities into the other financial liabilities categories.

a)	Non-derivative financial assets and financial liabilities - recognition and de-recognition

The Group initially recognizes loans and receivables and debt securities issued on the date that they are originated. All other financial assets and financial liabilities are recognized initially on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership are transferred and does not retains control over the transferred asset. Any interest in such derecognized financial asset that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, or cancelled or expire.

b)	Non-derivative financial assets – measurement

Financial assets at fair value through profit and loss
A financial asset is classified at fair value through profit or loss if it is classified as held for trading or is designated as such on initial recognition. Directly attributable transaction costs are recognized in profit or loss as incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein, including any interest or dividend income, are recognized in profit or loss.

Held-to-maturity financial assets
These assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method.

Loans and receivables
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Held-for-sale financial assets
These assets are recognized initially at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at fair value and changes therein, other than impairment losses and foreign currency differences on debt instruments, are recognized in Other Comprehensive Income (“OCI”) and accumulated in the fair value reserve. When these assets are derecognized, the gain or loss accumulated in equity is reclassified to profit or loss.

c)	Non-derivative financial liabilities - Measurement

Non-derivative financial liabilities include loans and credit from banks and others, debentures, trade and other payables and finance lease liabilities.

Non-derivative financial liabilities are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

d)	Derivative financial instruments and hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures.

Derivatives are recognized initially at fair value; any directly attributable transaction costs are recognized in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Note 3 – Significant Accounting Policies (Cont’d)

e)	Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

f)	Financial guarantees

A financial guarantee is initially recognized at fair value. In subsequent periods, a financial guarantee is measured at the higher of the amount recognized in accordance with the guidelines of FRS 37 Provisions, Contingent Liabilities and Contingent Assets, and the liability initially recognized under FRS 39 Financial Instruments: Recognition and Measurement and subsequently amortized. Any resulting adjustment of the liability is recognized in profit or loss.

Commencing in the first quarter of 2018, the Group implemented FRS 109 (2014), Financial Instruments (in this section: “the Standard” or “FRS 109”), which supersedes FRS 39, Financial Instruments: Recognition and Measurement (in this section: “FRS 39”). The Group has elected to implement the Standard as from January 1, 2018, without adjustment of the comparative figures.

Accounting policy applied in periods commencing from January 1, 2018

a)	Classification and measurement of financial assets and financial liabilities

Initial recognition and measurement

The Group initially recognizes trade receivables on the date that they are originated. All other financial assets and financial liabilities are initially recognized on the date on which the Group becomes a party to the contractual provisions of the instrument. As a rule, a financial asset or a financial liability is initially measured at fair value with the addition, for a financial asset or a financial liability that are not presented at fair value through profit or loss, of transaction costs that can be directly attributed to the acquisition or the issuance of the financial asset or the financial liability. Trade receivables that do not contain a significant financing component are initially measured at the transaction price. Trade receivables originating in contract assets are initially measured at the carrying amount of the contract assets on the date of reclassification from contract assets to receivables.

Financial assets - subsequent classification and measurement

On initial recognition, financial assets are classified as measured at amortized cost; fair value through other comprehensive income; or fair value through profit or loss. As at reporting date, the Group only holds financial assets measured at amortized cost and fair value through profit or loss.

Financial assets are not reclassified in subsequent periods, unless, and only to the extent that the Group changes its business model for the management of financial debt assets, in which case the affected financial debt assets are reclassified at the beginning of the reporting period following the change in the business model.

A financial asset is measured at amortized cost if it meets the two following cumulative conditions and is not designated for measurement at fair value through profit or loss:

-	The objective of the entity's business model is to hold the financial asset to collect the contractual cash flows; and

-	The contractual terms of the financial asset create entitlement on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

The Group has balances of trade and other receivables and deposits that are held under a business model the objective of which is collection of the contractual cash flows. The contractual cash flows in respect of such financial assets comprise solely payments of principal and interest that reflects consideration for the time-value of the money and the credit risk. Accordingly, such financial assets are measured at amortized cost.

Note 3 – Significant Accounting Policies (Cont’d)

b)	Subsequent measurement

In subsequent periods, these assets are measured at amortized cost, using the effective interest method and net of impairment losses. Interest income, currency exchange gains or losses and impairment are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

All financial assets not classified as measured at amortised cost or fair value through other comprehensive income as described above are measured at fair value through profit or loss.  On initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortised cost or at fair value through other comprehensive income as at fair value through profit or loss if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise. In subsequent periods, these assets are measured at fair value. Net gains and losses are carried to profit or loss.

Financial assets: Business model assessment

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

• the stated policies and objectives for the portfolio and the operation of those policies in practice. These include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realising cash flows through the sale of the assets;

• how the performance of the portfolio is evaluated and reported to the Group’s management;

• the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed;

• how managers of the business are compensated – e.g. whether compensation is based on the fair value of the assets managed or the contractual cash flows collected; and

• the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Non-derivative financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purposes of this assessment, ‘principal’ is defined as the fair value of the financial asset on initial recognition.  ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and costs (e.g. liquidity risk and administrative costs), as well as a profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument.  This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition.  In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows;
•	terms that may adjust the contractual coupon rate, including variable rate features;
•	prepayment and extension features; and
•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features).

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest on the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.  Additionally, for a financial asset acquired at a significant discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued (but unpaid) contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

Note 3 – Significant Accounting Policies (Cont’d)

Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred or in which the Group neither transfers nor retains substantially all of the risks and rewards of ownership and it does not retain control of the financial asset.

The Group enters into transactions whereby it transfers assets recognised in its statement of financial position, but retains either all or substantially all of the risks and rewards of the transferred assets. In these cases, the transferred assets are not derecognized.

Financial liabilities - classification, subsequent measurement and gains and losses

Financial liabilities are classified as measured at amortized cost or at fair value through profit or loss. Financial liabilities are classified as measured at fair value through profit or loss if it is held for trading or it is designated as such on initial recognition, and are measured at fair value, and any net gains and losses, including any interest expenses, are recognized in profit or loss. Other financial liabilities are initially measured at fair value less directly attributable transaction costs. They are measured at amortized cost in subsequent periods, using the effective interest method. Interest expenses and currency exchange gains and losses are recognized in profit or loss. Any gains or losses on derecognition are also carried to profit or loss.

Derecognition of financial liabilities

Financial liabilities are derecognized when the contractual obligation of the Group expires or when it is discharged or canceled. Additionally, a significant amendment of the terms of an existing financial liability, or an exchange of debt instruments having substantially different terms, between an existing borrower and lender, are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability at fair value.

The difference between the carrying amount of the extinguished financial liability and the consideration paid (including any other non-cash assets transferred or liabilities assumed), is recognized in profit or loss.

Offset

Financial assets and financial liabilities are offset and the net amount presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Note 3 – Significant Accounting Policies (Cont’d)

c)	Impairment

Financial assets, contract assets and receivables on a lease

The Group creates a provision for expected credit losses in respect of:

-	Contract assets (as defined in FRS 115).
-	Financial assets measured at amortized cost.
-	Financial Guarantees

Simplified approach

The Group applies the simplified approach to provide for ECLs for all trade receivables (including lease receivables) and contract assets. The simplified approach requires the loss allowance to be measured at an amount equal to lifetime ECLs.

General approach

The Group applies the general approach to provide for ECLs on all other financial instruments and financial guarantees. Under the general approach, the loss allowance is measured at an amount equal to the 12-month ECLs at initial recognition.

At each reporting date, the Group assess whether the credit risk of a financial instrument has increased significantly since initial recognition. When credit risk has increased significantly since initial recognition, loss allowance is measured at an amount equal to lifetime ECLs.

In assessing whether the credit risk of a financial asset has significantly increased since initial recognition and in assessing expected credit losses, the Group takes into consideration information that is reasonable and verifiable, relevant and attainable at no excessive cost or effort. Such information comprises quantitative and qualitative information, as well as an analysis, based on the past experience of the Group and the reported credit assessment, and contains forward-looking information.

The Group assumes that the credit risk of a financial asset has increased significantly since initial recognition whenever contractual payments are more than 30 days in arrears.

The Group considers a financial asset to be in default if:

-	It is not probable that the borrower will fully meet its payment obligations to the Company, and the Company has no right to perform actions such as the realization of collaterals (if any); or

-	The contractual payments in respect of the financial asset are more than 90 days in arrears.

The Group considers a debt instrument as having a low credit risk if its credit risk coincides with the global structured definition of “investment rating”.

The credit losses expected over the life of the instrument are expected credit losses arising from all potential default events throughout the life of the financial instrument.

Expected credit losses in a 12-month period are the portion of the expected credit losses arising from potential default events during the period of 12 months from the reporting date.

The maximum period that is taken into account in assessing the expected credit losses is the maximum contractual period over which the Group is exposed to credit risk.

Note 3 – Significant Accounting Policies (Cont’d)

Measurement of expected credit losses

Expected credit losses represent a probability-weighted estimate of credit losses. Credit losses are measured at the present value of the difference between the cash flows to which the Group is entitled under the contract and the cash flows that the Group expects to receive.

Expected credit losses are discounted at the effective interest rate of the financial asset.

Financial assets impaired by credit risk

At each reporting date, the Group assesses whether financial assets that are measured at amortized cost and debt instruments that are measured at fair value through other comprehensive income have become impaired by credit risk. A financial asset is impaired by credit risk upon the occurrence of one or more of the events (i.e. significant financial difficulty of the debtor) that adversely affect the future cash flows estimated for such financial asset.

Presentation of impairment

A provision for expected credit losses in respect of a financial asset that is measured at amortized cost is presented as a reduction of the gross carrying amount of the financial asset.

The provision for expected credit losses in respect of investments in debt instruments that are measured at fair value through other comprehensive income is recognized in other comprehensive income and does not reduce the carrying amount of the financial asset.

Impairment losses in respect of trade and other receivable, including contract assets, are presented separately in the statements of profit or loss and other comprehensive income. Impairment losses in respect of other financial assets are presented under financing expenses.

Derivative financial instruments, including hedge accounting

The Group holds derivative financial instruments.

Derivatives are recognized initially at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are generally recognized in profit or loss.

Hedge accounting

As of December 31, 2019 and 2018, hedge relationships designated for hedge accounting under FRS 39 qualify for hedge accounting under FRS 109, and are therefore deemed as continuing hedge relationships.

Cash flow hedges

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in OCI and accumulated in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

The amount accumulated in equity is retained in OCI and reclassified to profit or loss in the same period or periods during which the hedged item affects profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the amount accumulated in equity is reclassified to profit or loss.

Financial guarantees

Financial guarantees are initially measured at fair value. Subsequently, they are measured at the higher of the loss allowance determined in accordance with FRS 109 and the amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of FRS 115.

Note 3 – Significant Accounting Policies (Cont’d)

F.	Property, plant and equipment, net

(1)	Recognition and measurement

Items of property, plant and equipment comprise mainly power station structures, power distribution facilities and related offices. These items are measured at historical cost less accumulated depreciation and accumulated impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

•	The cost of materials and direct labor;
•	Any other costs directly attributable to bringing the assets to a working condition for their intended use;
•	Spare parts, servicing equipment and stand-by equipment;
•	When the Group has an obligation to remove the assets or restore the site, an estimate of the costs of dismantling and removing the items and restoring the site on which they are located; and
•	Capitalized borrowing costs.

If significant parts of an item of property, plant and equipment items have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.

Any gain or loss on disposal of an item of property, plant and equipment is recognized in profit or loss in the year the asset is derecognized.

(2)	Subsequent Cost

Subsequent expenditure is capitalized only if it is probable that the future economic benefits associated with the expenditure will flow to the Group, and its cost can be measured reliably.

(3)	Depreciation

Depreciation is calculated to reduce the cost of items of property, plant and equipment less their estimated residual values using the straight-line method over their estimated useful lives, and is generally recognized in profit or loss. Leasehold improvements are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Group will obtain ownership by the end of the lease term. Freehold land is not depreciated. Diesel oil and spare parts are expensed off when they are used or consumed.

The following useful lives shown on an average basis are applied across the Group:

Years
Roads, buildings and leasehold improvements (*)	3 – 30
Facilities, machinery and equipment	5 – 30
Computers	3
Office furniture and equipment	3 – 16
Others	5 – 15

* The shorter of the lease term and useful life

Depreciation methods, useful lives and residual values are reviewed by management of the Group at each reporting date and adjusted if appropriate.

Note 3 – Significant Accounting Policies (Cont’d)

G.	Intangible assets, net

(1)	Recognition and measurement

Goodwill
Goodwill arising on the acquisition of subsidiaries is measured at cost less accumulated impairment losses. In respect of equity accounted investees, the carrying amount of goodwill is included in the carrying amount of the investment; and any impairment loss is allocated to the carrying amount of the equity investee as a whole.

Software	Software acquired by the Group having a finite useful life is measured at cost less accumulated amortization and any accumulated impairment losses.

Customer relationships
Intangible assets acquired as part of a business combination and are recognized separately from goodwill if the assets are separable or arise from contractual or other legal rights and their fair value can be measured reliably. Customer relationships are measured at cost less accumulated amortization and any accumulated impairment losses.

Other intangible assets
Other intangible assets, including licenses, patents and trademarks, which are acquired by the Group having finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

(2)	Amortization

Amortization is calculated to charge to expense the cost of intangible assets less their estimated residual values using the straight-line method over their useful lives, and is generally recognized in profit or loss. Goodwill is not amortized.

The estimated useful lives for current and comparative year are as follows:

•	Software	3-10 years
•	Others	1-33 years

Amortization methods and useful lives are reviewed by management of the Group at each reporting date and adjusted if appropriate.

(3)	Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill is expensed as incurred.

Note 3 – Significant Accounting Policies (Cont’d)

H.	Service Concession arrangements

The Group has examined the characteristics, conditions and terms currently in effect under its electric energy distribution license and the guidelines established by INT FRS 112. On the basis of such analysis, the Group concluded that its license is outside the scope of INT FRS 112, primarily because the grantor does not control any significant residual interest in the infrastructure at the end of the term of the arrangement and the possibility of renewal.

The Group accounts for the assets acquired or constructed in connection with the Concessions in accordance with FRS 16 Property, plant and equipment.

I.	Leases

Accounting policy applied commencing from January 1, 2019

Definition of a lease

Previously, the Group determined at contract inception whether an arrangement was or contained a lease under FRS 17 Leases and INT FRS 104 Determining Whether an Arrangement contains a Lease. The Group now assesses whether a contract is or contains a lease based on the new definition of a lease. Under FRS 116 Leases, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

On transition to FRS 116, the Group elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Contracts that were not identified as leases under FRS 17 and INT FRS 104 were not reassessed. Therefore, the definition of a lease under FRS 116 has been applied only to contracts entered into or changed on or after January 1, 2019.

At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of their relative stand-alone prices. For lease contracts that include components that are not lease components, such as services or maintenance which relate to the lease component, the Group elected to treat the lease component separately.

As a lessee

As a lessee, the Group previously classified leases as operating or finance leases based on its assessment of whether the lease transferred substantially all of the risks and rewards of ownership. Under FRS 116, the Group recognizes right-of-use assets and lease liabilities for most leases – i.e. these leases are on-balance sheet.

However, the Group has elected not to recognize right-of-use assets and lease liabilities for some leases of low-value assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, and subsequently at cost less any accumulated depreciation and impairment losses, and adjusted for certain remeasurements of the lease liability. The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

The Group has applied judgement to determine the lease term for some lease contracts in which it is a lessee that include renewal options. The assessment of whether the Group is reasonably certain to exercise such options impacts the lease term, which affects the amount of lease liabilities and right-of-use assets recognized.

At transition, for leases classified as operating leases under FRS 17, lease liabilities were measured at the present value of the remaining lease payments, discounted at the Group’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

Note 3 – Significant Accounting Policies (Cont’d)

The Group used the following practical expedients when applying FRS 116 to leases previously classified as operating leases under FRS 17.

-       Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term and leases which end within 12 months from the date of initial application.

-       Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.

-       Used hindsight when determining the lease term if the contract contains options to extend or terminate the lease.

Impact of application of FRS 116

As a result of application of FRS 116 in connection with leases classified as operating leases pursuant to FRS 17, the Group recognized right-of-use assets and liabilities as at January 1, 2019, in the amounts of $6.1 million each. Leases that were classified as financing leases under the prior standard as at January 1, 2019 were reclassified from property, plant and equipment, net to right-of-use assets of approximately $11.3 million.

Depreciation of right-of-use asset

Subsequent to the commencement date of the lease, a right-of-use asset is measured using the cost method, less accumulated depreciation and accrued losses from decline in value and is adjusted in respect of re‑measurements of the liability in respect of the lease. The depreciation is calculated on the “straight‑line” basis over the useful life or the contractual lease period – whichever is shorter.

–	Land – 25–49 years.

–	PRMS facility – 24 years.

–	Offices – 9 years.

Accounting policy applied in periods prior to January 1, 2019

(1) Leased assets

Assets held by the Group under leases that transfer to the Group substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset.

Asset held under other leases are classified as operating leases and are not recognized in the Group’s consolidated statement of financial position.

 (2) Lease payments

Payments made under operating leases, other than conditional lease payments, are recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received are recognized as an integral part of the total lease expense, over the term of the lease.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate if interest on the remaining balance of the liability.

J.	Borrowing costs

Specific and non-specific borrowing costs are capitalized to qualifying assets throughout the period required for completion and construction until they are ready for their intended use. Non-specific borrowing costs are capitalized in the same manner to the same investment in qualifying assets, or portion thereof, which was not financed with specific credit by means of a rate which is the weighted-average cost of the credit sources which were not specifically capitalized. Foreign currency differences from credit in foreign currency are capitalized if they are considered an adjustment of interest costs. Other borrowing costs are expensed as incurred. Income earned on the temporary investment of specific credit received for investing in a qualifying asset is deducted from the borrowing costs eligible for capitalization.

Note 3 – Significant Accounting Policies (Cont’d)

K.	Impairment of non-financial assets

At each reporting date, management of the Group reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill is tested annually for impairment, and whenever impairment indicators exist.

For impairment testing, assets are grouped together into smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU. Goodwill arising from a business combination is allocated to CGUs or group of CGUs that are expected to benefit from these synergies of the combination.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

Impairment losses are recognized in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. For other assets, an assessment is performed at each reporting date for any indications that these losses have decreased or no longer exist. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount and is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

L.	Employee benefits

(1)	Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled.

(2)	Bonus plans transactions

The Group’s senior executives receive remuneration in the form of share-appreciations rights, which can only be settled in cash (cash-settled transactions). The cost of cash-settled transactions is measured initially at the grant date and is recognized as an expense with a corresponding increase in liabilities over the period that the employees become unconditionally entitled to payment. With respect to grants made to senior executives of OPC Energy Ltd (“OPC”), this benefit is calculated by determining the present value of the settlement (execution) price set forth in the plan. The liability is re-measured at each reporting date and at the settlement date based on the formulas described above. Any changes in the liability are recognized as operating expenses in profit or loss.

(3)	Termination Benefits

Severance pay is charged to income statement when there is a clear obligation to pay termination of employees before they reach the customary age of retirement according to a formal, detailed plan, without any reasonable chance of cancellation. The benefits given to employees upon voluntary retirement are charged when the Group proposes a plan to the employees encouraging voluntary retirement, it is expected that the proposal will be accepted and the number of employee acceptances can be estimated reliably.

(4)	Defined Benefit Plans

The calculation of defined benefit obligation is performed at the end of each reporting period by a qualified actuary using the projected unit credit method. Remeasurements of the defined benefit liability, which comprise actuarial gains and losses and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in OCI. Interest expense and other expenses related to defined benefit plan are recognized in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Note 3 – Significant Accounting Policies (Cont’d)

(5)	Share-based compensation plans

Qualifying employees are awarded grants of the Group’s shares under the Group’s 2014 Share Incentive Plan. The fair value of the grants are recognized as an employee compensation expense, with a corresponding increase in equity over the service period – the period that the employee must remain employed to receive the benefit of the award. At each balance sheet date, the Group revises its estimates of the number of grants that are expected to vest. It recognises the impact of the revision of original estimates in employee expenses and in a corresponding adjustment to equity over the remaining vesting period.

M.	Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

N.	Revenue recognition

Revenue from electricity

Accounting policy applied commencing from January 1, 2018

The Group recognizes revenue when the customer obtains control over the promised goods or services. The revenue is measured according to the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer. Revenue from sale of electricity is recognized in the period in which the sale takes place. The Group’s revenues include mainly revenue from sale of electricity to private customers and to Israel Electric Company (“IEC”).

Identification of the contract

The Group recognizes a contract with a customer only where all of the following conditions are fulfilled:

(A)	The parties to the contract have approved the contract (in writing, orally or according to other customary business practices) and they are committed to satisfying their obligations thereunder;

(B)	The Group is able to identify the rights of each party in relation to the goods or services that are to be transferred;

(C)	The Group is able to identify the payment terms for the goods or services that are to be transferred;

(D)	The contract has commercial substance (i.e., the entity’s risk, timing and amount of future cash flows are expected to change as a result of the contract); and

(E)	It is probable that the consideration to which the Group is entitled to in exchange for the goods or services transferred to the customer will be collected.

For purposes of Paragraph (E) the Group examines, among other things, the percentage of the advance payments received and the spread of the contractual payments, past experience with the customer and the status and existence of sufficient collateral.

Combination of contracts

The Group combines two or more contracts entered into on the same date or on proximate dates with the same customer (or related parties of the customer) and accounts for them as one contract when one or more of the following conditions are met:

Note 3 – Significant Accounting Policies (Cont’d)

(A)	Negotiations were held on the contracts as one package with a single commercial purpose;
(B)	The amount of the consideration in one contract depends on the price or performance of a different contract; or
(C)	The goods or services promised in the contracts (or certain goods or services promised in each one of the contracts) constitute a single performance obligation.

Identification of performance obligations

On the contract’s inception date the Group assesses the goods or services promised in the contract with the customer and identifies as a performance obligation any promise to transfer to the customer one of the following:

(A)	Goods or services (or a bundle of goods or services) that are distinct; or

(B)	A series of distinct goods or services that are substantially the same and have the same pattern of transfer to the customer.

The Group identifies goods or services promised to the customer as being distinct when the customer can benefit from the goods or services on their own or in conjunction with other readily available resources and the Group’s promise to transfer the goods or services to the customer is separately identifiable from other promises in the contract. In order to examine whether a promise to transfer goods or services is separately identifiable, the Group examines whether it is providing a significant service of integrating the goods or services with other goods or services promised in the contract into one integrated outcome that is the purpose of the contract.

In the area of sales of electricity, as part of the contracts with customers for sale of electricity, the Group identified one performance obligation in each contract.

Determination of the transaction price

The transaction price is the amount of the consideration to which the Group expects to be entitled in exchange for the goods or services promised to the customer, other than amounts collected for third parties. The Group takes into account the effects of all the following elements when determining the transaction price: variable consideration, the existence of a significant financing component, non-cash consideration, and consideration payable to the customer.

Variable consideration

The transaction price includes fixed amounts and amounts that may change as a result of discounts, credits, price concessions, incentives, penalties, claims and disputes and contract modifications where the consideration in their respect has not yet been agreed to by the parties.

The Group includes the amount of the variable consideration, or part of it, in the transaction price only when it is highly probable that its inclusion will not result in a significant revenue reversal in the future when the uncertainty has been subsequently resolved. At the end of each reporting period and if necessary, the Group revises the amount of the variable consideration included in the transaction price.

Discharge of performance obligations

Revenue is recognized when the Group discharges a performance obligation by transferring control over promised goods or services to the customer. For sales of electricity, the customer achieves control over the goods upon the generation and, therefore, the Group recognizes revenue at this time, upon transfer of the electricity to the electricity grid.

Contract costs

Incremental costs of obtaining a contract with a customer, such as sales fees to agents, are recognized as an asset when the Group is likely to recover these costs. Costs to obtain a contract that would have been incurred regardless of the contract are recognized as an expense as incurred, unless the customer can be billed for those costs.

Note 3 – Significant Accounting Policies (Cont’d)

Costs incurred to fulfill a contract with a customer and that are not covered by another standard are recognized as an asset when they: relate directly to a contract the Group can specifically identify; they generate or enhance resources of the Group that will be used in satisfying performance obligations in the future; and they are expected to be recovered. In any other case the costs are recognized as an expense as incurred.

Capitalized costs are amortized in the statement of income on a systematic basis that is consistent with the pattern of transfer of the goods or services to which the asset relates.

In every reporting period, the Group examines whether the carrying amount of the asset recognized as aforesaid exceeds the consideration the entity expects to receive in exchange for the goods or services to which the asset relates, less the costs directly attributable to the provision of these goods or services that were not recognized as expenses, and if necessary an impairment loss is recognized in the statement of income.

Contract modifications

A contract modification is a change in the scope or price (or both) of a contract that was approved by the parties to the contract. A contract modification can be approved in writing, orally or be implied by customary business practices. A contract modification can take place also when the parties to the contract have a disagreement regarding the scope or price (or both) of the modification or when the parties have approved the modification in scope of the contract but have not yet agreed on the corresponding price modification.

When a contract modification has not yet been approved by the parties, the Group continues to recognize revenues according to the existing contract, while disregarding the contract modification, until the date the contract modification is approved or the contract modification is legally enforceable.

The Group accounts for a contract modification as an adjustment of the existing contract since the remaining goods or services after the contract modification are not distinct and therefore constitute a part of one performance obligation that is partially satisfied on the date of the contract modification. The effect of the modification on the transaction price and on the rate of progress towards full satisfaction of the performance obligation is recognized as an adjustment to revenues (increase or decrease) on the date of the contract modification, meaning on a catch-up basis.

Accounting policy applied in periods prior to January 1, 2018

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Group and the revenue can be reliably measured. Revenues from the sale of electricity are recognized in the period in which the sale occurs. The Company’s revenues are primarily from sale of electricity to private customers and to Israel Electric Company.

Note 3 – Significant Accounting Policies (Cont’d)

O.	Government grants

Government grants related to distribution projects are not recognized until there is reasonable assurance that the Group will comply with the conditions attaching to them and that the grants will be received. Government grants are recorded at the value of the grant received and any difference between this value and the actual construction cost is recognized in profit or loss of the year in which the asset is released.

Government grants related to distribution assets are deducted from the related assets. They are recognized in statement of income on a systematic basic over the useful life of the related asset reducing the depreciation expense.

P.	Deposits received from consumers

Deposits received from consumers, plus interest accrued and less any outstanding debt for past services, are refundable to the users when they cease using the electric energy service rendered by the Group. The Group has classified these deposits as current liabilities since the Group does not have legal rights to defer these payments in a period that exceed a year. However, the Group does not anticipate making significant payments in the next year.

Q.	Energy purchase

Costs from energy purchases either acquired in the spot market or from contracts with suppliers are recorded on an accrual basis according to the energy actually delivered. Purchases of electric energy, including those which have not yet been billed as of the reporting date, are recorded based on estimates of the energy supplied at the prices prevailing in the spot market or agreed-upon in the respective purchase agreements, as the case may be.

R.	Financing income and expenses

Financing income includes income from interest on amounts invested and gains from exchange rate differences. Interest income is recognized as accrued, using the effective interest method.

Financing expenses include interest on loans received, commitment fees on borrowings, and changes in the fair value of derivatives financial instruments presented at fair value through profit or loss, and exchange rate losses. Borrowing costs, which are not capitalized, are recorded in the income statement using the effective interest method.

In the statements of cash flows, interest received is presented as part of cash flows from investing activities. Dividends received are presented as part of cash flows from operating activities. Interest paid and dividends paid are presented as part of cash flows from financing activities. Accordingly, financing costs that were capitalized to qualifying assets are presented together with interest paid as part of cash flows from financing activities. Gains and losses from exchange rate differences and gains and losses from derivative financial instruments are reported on a net basis as financing income or expenses, based on the fluctuations on the rate of exchange and their position (net gain or loss).

The Group’s finance income and finance costs include:

•	Interest income;
•	Interest expense;
•	The net gain or loss on the disposal of held-for-sale financial assets;
•	The net gain or loss on financial assets at fair value through profit or loss;
•	The foreign currency gain or loss on financial assets and financial liabilities;
•	The fair value loss on contingent consideration classified as financial liability;
•	Impairment losses recognized on financial assets (other than trade receivables);
•	The net gain or loss on hedging instruments that are recognized in profit or loss; and
•	The reclassification of net gains previously recognized in OCI.

Interest income or expense is recognized using the effective interest method.

Note 3 – Significant Accounting Policies (Cont’d)

S.	Income taxes

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in OCI.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current tax also includes any tax liability arising from dividends.

Current tax assets and liabilities are offset only if certain criteria are met.

(ii) Deferred tax

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for:

•	Temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•
Temporary differences related to investments in subsidiaries and associates where the Group is able to control the timing of the reversal of the temporary differences and it is not probable that they will reverse it in the foreseeable future; and

•	Taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable profit improves.

Unrecognized deferred tax assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

Management of the Group regularly reviews its deferred tax assets for recoverability, taking into consideration all available evidence, both positive and negative, including historical pre-tax and taxable income, projected future pre-tax and taxable income and the expected timing of the reversals of existing temporary differences. In arriving at these judgments, the weight given to the potential effect of all positive and negative evidence is commensurate with the extent to which it can be objectively verified.

Management believes the Group’s tax positions are in compliance with applicable tax laws and regulations. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The Group believes that its liabilities for unrecognized tax benefits, including related interest, are adequate in relation to the potential for additional tax assessments. There is a risk, however, that the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and, therefore, could have a material impact on our tax provision, net income and cash flows.

(iii) Uncertain tax positions

A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more probable than not that the Group will have to use its economic resources to pay the obligation.

Note 3 – Significant Accounting Policies (Cont’d)

T.	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary share capital. The basic earnings per share are calculated by dividing income or loss allocable to the Group’s ordinary equity holders by the weighted-average number of ordinary shares outstanding during the period. The diluted earnings per share are determined by adjusting the income or loss allocable to ordinary equity holders and the weighted-average number of ordinary shares outstanding for the effect of all potentially dilutive ordinary shares including options for shares granted to employees.

U.	Share capital – ordinary shares

Incremental costs directly attributable to the issue of ordinary shares, net of any tax effects, are recognized as a deduction from equity.

V.	Discontinued operations

A discontinued operation is a component of the Group´s business, the operations and cash flows of which can be clearly distinguished from the rest of the Group and which:

•	Represents a separate major line of business or geographic area of operations,
•	Is part of a single coordinated plan to dispose of a separate major line of business or geographic area of operations; or
•	Is a subsidiary acquired exclusively with a view to re-sell.

Classification as a discontinued operation occurs at the earlier of disposal or when the operation meets the criteria to be classified as held-for-sale. When an operation is classified as a discontinued operation, the comparative statement of profit or loss and other comprehensive income is re-presented as if the operation had been discontinued from the start of the comparative year.

The changes in each cash flow based on operating, investing and financing activities are reported in Note 29.

Note 3 – Significant Accounting Policies (Cont’d)

W.	Operating segment and geographic information

The Company's CEO and CFO are considered to be the Group's chief operating decision maker ("CODM").  Based on the internal financial information provided to the CODM, the Group has determined that it has two reportable segments in 2019, which are OPC and Quantum.

1.
OPC – OPC Energy Ltd and its subsidiaries operate in the Israeli electricity generation sector, including the initiation, development, construction and operation of power plants and the sale and supply of electricity. They are aggregated to form one reportable segment, taking into consideration the economic characteristics of each individual entities.

2.
Quantum – Quantum (2007) LLC is a wholly owned subsidiary of Kenon which holds Kenon’s interest in Qoros Automotive Co. Ltd. (“Qoros”). Qoros is a China-based automotive company that is jointly-owned by Quantum together with Baoneng Group and Wuhu Chery Automobile Investment Co., Ltd., (“Wuhu Chery”).

In addition to the segments detailed above, the Group has other activities, such as shipping services and an early stage gas to liquid business categorized as Others.

The CODM evaluates the operating segments performance based on Adjusted EBITDA. Adjusted EBITDA is defined as the net income (loss) excluding depreciation and amortization, financing income, income taxes and other items. Qoros is an associated company of the Group and the CODM evaluates the performance of Qoros based on the share of profit/loss in the associated company.

The CODM evaluates segment assets based on total assets and segment liabilities based on total liabilities.

The accounting policies used in the determination of the segment amounts are the same as those used in the preparation of the Group's consolidated financial statements, Inter-segment pricing is determined based on transaction prices occurring in the ordinary course of business.

In determining of the information to be presented on a geographic basis, revenue is based on the geographic location of the customer and non-current assets are based on the geographic location of the assets.

X.	Transactions with controlling shareholders

Assets, liabilities and benefits with respect to which a transaction is executed with the controlling shareholders are measured at fair value on the transaction date. The Group records the difference between the fair value and the consideration in equity.

Note 3 – Significant Accounting Policies (Cont’d)

Y.	New standards and interpretations not yet adopted

A number of new standards and amendments to standards and interpretations are effective for annual periods beginning after January 1, 2020, and have not been applied in preparing these consolidated financial statements. The following amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements:

-	Amendments to References to Conceptual Framework in FRS Standards,

-	Definition of Material (Amendments to FRS 1 and FRS 8).

The Group has not yet examined the impact of application of the amendment to FRS 103 Definition of a Business, where it clarifies whether a transaction to acquire an operation is the acquisition of a business or an asset.

Note 4 – Determination of Fair Value

A.	Cash Generating Unit for impairment testing

See Note 14.C.

B.	Derivatives and Qoros put option

See Note 32 regarding “Financial Instruments”.

C.	Non-derivative financial liabilities

Non-derivative financial liabilities are measured at their respective fair values, at initial recognition and for disclosure purposes, at each reporting date. Fair value for disclosure purposes, is determined based on the quoted trading price in the market for traded debentures, whereas for non-traded loans, debentures and other financial liabilities is determined by discounting the future cash flows in respect of the principal and interest component using the market interest rate as at the date of the report.

Note 5 – Cash and Cash Equivalents

	As at December 31,
	2019	2018
	$ Thousands
Cash in banks	53,810	72,074
Time deposits	93,343	59,049
	147,153	131,123

The Group’s exposure to credit risk, interest rate risk and currency risk and a sensitivity analysis with respect to the financial assets and liabilities is detailed in Note 32 Financial Instruments.

 Note 6 – Short-Term Deposits and Restricted Cash

	As at December 31,
	2019	2018
	$ Thousands
Short-term deposits and restricted cash (1)	33,497	49,881
Others	57	57
	33,554	49,938

(1)	Balance as at December 31, 2018 includes approximately $22 million held in escrow in relation to the Tamar dispute which was released in 2019 (Refer to Note 10.A.a).

Note 7 – Trade Receivables

	As at December 31,
	2019	2018
	$ Thousands
Trade receivables	39,321	35,548

The Group’s exposure to credit risk is detailed in Note 32 Financial Instruments.

Note 8 – Other Current Assets

	As at December 31,
	2019	2018
	$ Thousands
Advances to suppliers	843	827
Prepaid expenses	2,631	1,740
Government institutions	1,879	5,362
Contingent consideration (1)	-	4,500
Indemnification asset (2)	14,750	-
Qoros put option (3)	15,571	24,435
Others	4,004	3,924
	39,678	40,788

(1)	As at December 31, 2018, this represents a receivable related to the transaction described in Note 29; this amount was received in 2019.
(2)	Mainly relates to compensation receivable from OPC Hadera contractor as a result of the delay in the construction of the Hadera Power Plant. Please refer to Note 20.B.b for further details.
(3)	Refer to Note 9.B.b.2

 Note 9 – Investment in Associated Companies

A.	Condensed information regarding significant associated companies

1.	Condensed financial information with respect to the statement of financial position

	ZIM		Qoros
	As at December 31,
	2019	2018	2019	2018
	$ Thousands
Principal place of business	International		China
Proportion of ownership interest	32%	32%	24%	24%

Current assets	630,817	746,636	570,764	724,697
Non-current assets	1,295,277	1,079,501	1,136,740	1,188,996
Current liabilities	(926,339)	(932,969)	(1,080,340)	(939,950)
Non-current liabilities	(1,252,022)	(1,117,180)	(503,193)	(534,720)
Non-controlling interests	(5,402)	(6,282)	-	-
Total net (liabilities)/assets attributable to the Group	(257,669)	(230,294)	123,971	439,023

Share of Group in net (liabilities)/assets	(82,454)	(73,694)	14,877 *	105,366
Adjustments:
Currency translation	-	-	20,571	33,818
Excess cost	166,724	165,290	-	-
Book value of investment	84,270	91,596	35,448	139,184

Investment in associated companies	84,270	91,596	35,448	69,592
Asset held for sale (1)	-	-	69,592	69,592

   *    As a result of the transaction described in Note 9.B.b.3, Share of Group in net (liabilities)/assets in Qoros in 2019 is 12%.

(1)  Refer to Note 9.B.b.3 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

2.	Condensed financial information with respect to results of operations

	ZIM			Qoros*
	For the year ended December 31,
	2019	2018	2017	2019	2018	2017
	$ Thousands

Revenue	3,299,761	3,247,864	2,978,291	349,832	811,997	280,079

(Loss) / income **	(18,148)	(125,653)	6,235	(312,007)	(330,023)	(242,395)

Other comprehensive (loss) / income **	(9,999)	(6,057)	(3,871)	(8)	(23)	31

Total comprehensive (loss) / income	(28,147)	(131,710)	2,364	(312,015)	(330,046)	(242,364)

Kenon’s share of comprehensive
(loss) / income	(9,007)	(42,147)	756	(37,442)	(79,211)	(121,182)

Adjustments	1,432	13,290	8,538	386	873	(16)

Kenon’s share of comprehensive
(loss) / income presented in the books	(7,575)	(28,857)	9,294	(37,056)	(78,338)	(121,198)

*
The depreciation and amortization, interest income, interest expense and income tax expenses recorded by Qoros during 2019 were approximately $172 million, $6 million, $49 million and $33 thousand (2018: $129 million, $5 million, $42 million and $142 thousand; 2017: $102 million, $2 million, $50 million and $14 thousand) respectively.

**	Excludes portion attributable to non-controlling interest.

Note 9 – Investment in Associated Companies (Cont’d)

B.	Additional information

a.	ZIM

1. The container shipping industry is dynamic and volatile and has been marked in recent years by instability of market environment, which is characterized by a volatility in freight rates and bunker prices, including significant uncertainties in the global trade, mainly due to USA related trade restrictions. For further information on the impact of COVID-19 on ZIM, refer to Note 33.1.

As of December 31, 2019, ZIM’s total equity amounted to a negative balance of $252 million (compared to a negative balance of $224 million as of December 31, 2018) and its working capital amounted to a negative balance of $296 million, including an increase of $136 million related to the implementation of FRS 116 (compared to a negative balance of $186 million as of December 31, 2018).

During the year ended December 31, 2019, ZIM recorded operating profit of $153 million (compared to operating loss of $23 million during the year ended December 31, 2018 and operating profit of $143 million during the year ended December 31, 2017) and net loss of $13 million (compared to net loss of $120 million during the year ended December 31, 2018 and net profit of $11 million during the year ended December 31, 2017).

As at December 31, 2019, ZIM complies with its financial covenants as amended (see below), ZIM’s liquidity amounts to $184 million (Minimum Liquidity required is $125 million).

In order to improve its financial position and liquidity, ZIM’s management took the following steps:

(a)	In 2016, ZIM approached some of its creditors for the purpose of rescheduling payments.

1)
Deferral of payments in a total amount of $116 million (the “Deferred Amounts”), during a period of up to 12 months starting on September 30, 2016, each creditor with relation to its specific contracts. The repayment of the Deferred Amounts will begin as from January 1, 2018 on a straight-line basis and will end on December 31, 2020 (the “Repayment Period”). In case any respective agreement expires before the end of the Repayment Period, the unpaid balance of Deferred Amounts will be paid in full upon expiration.

2)	The Deferred Amounts bear interest, at an annual rate of Libor + 2.8% paid quarterly in cash.

3)
ZIM granted security related to its rights and interests deriving from certain of its receivables, for securing the repayment of the Deferred Amounts. The balance of the secured Deferred Amounts as of December 31, 2019 was nil (2018: $58 million).

4)	In case of excess cash, as defined in the rescheduling agreements, a mechanism of mandatory prepayments of the abovementioned rescheduled amounts and their related accrued interest, will apply.

Note 9 – Investment in Associated Companies (Cont’d)

(b)	In 2018, ZIM obtained amendments to its financial covenants. Below are the current financial covenants of ZIM:

1)
Fixed Charge Cover ratio – During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Fixed Charge Cover ratio requirements are waived. In the following periods, commencing March 31, 2020, the required ratio will be 0.90:1 and will remain at that level thereafter.

2)
Total Leverage ratio - During the period starting on (and including) September 30, 2018 and through (and including) December 31, 2019, all prior Total Leverage ratio requirements are waived. In the following periods, commencing March 31, 2020, the required ratio will be 9.00:1 and will remain at that level thereafter.

3)	Minimum Liquidity - Starting December 31, 2016 the minimum Liquidity required is at $125 million.

Under these amendments, it was also determined that if ZIM’s performance improves and certain conditions are met, the Fixed Charge Cover ratio and the Total Leverage ratio levels, as agreed at the restructuring, will be reinstated.

In the opinion of ZIM’s management and its Board of Directors, the updated forecast and the abovementioned actions with regards to rescheduling of payments and covenants amendments and waivers described above, enables ZIM to meet its liabilities and operational needs and to comply with the new set of financial covenants for a period of at least 12 months following the balance sheet date.

(c)
In 2019, ZIM entered into a revolving arrangement with a financial institution, subject to periodical renewals, for the recurring sale, meeting the criteria of “true sale”, of portion of receivables, designated by ZIM. According to this arrangement, an agreed portion of each designated receivable is sold to the financial institution in consideration of cash in the amount of the portion sold (limited to an aggregated amount of $90 million), net of the related fees. The collection of receivables previously sold, enables the recurring utilization of the above-mentioned limit. The true sale of the receivables under this arrangement meets the conditions for derecognition of financial assets as prescribed in FRS 109.  Further to this arrangement, ZIM is required to comply with a minimum balance of cash (as determined in the agreement) in the amount of $125 million, as described above), as well with other requirements customarily applied in such arrangements.

As at December 31, 2019, the total amount of receivables sold to the financial institution, out of the above-mentioned limit, was $58 million. Prior to this arrangement, such receivables were secured by the Deferred Amounts, as described in Note 9.B.a.1.a. On August 2019, ZIM early repaid the outstanding balance of the Deferred Amounts in a total sum of $29 million. Subsequent to year end, the agreement was renewed to additional period ending February 2021.

2.
For the year ended December 31, 2016, Kenon recognized an impairment loss of $72 million in relation to its carrying value of ZIM. Based on a valuation performed at the end of 2017, Kenon recorded an impairment write-back of $29 million, bringing the carrying value of ZIM as at December 31, 2017 to $120 million. As at December 31, 2019 and 2018, Kenon did not identify any impairment indicators in relation to its carrying value in ZIM and hence no valuation analysis was performed and no additional impairment was recognized. As at December 31, 2019, the carrying value of ZIM is $84 million (2018: $92 million).

As at December 31, 2019, ZIM tested its assets for impairment (mainly its fixed and intangible assets). For the purpose of FRS 36, ZIM, which operates an integrated liner network, has one cash-generating unit, which consists of all of ZIM’s operating assets. ZIM estimated its recoverable amount on the basis of its value-in-use, using the discounted cash flow method. ZIM’s assumptions were made for the period ended December 31, 2024, and a representative year intended to reflect a long-term steady state. The impairment test resulted with a recoverable amount exceeding the carrying value by a considerable amount. Therefore, no impairment was recognized in ZIM’s financials in respect of the cash-generating unit.

Note 9 – Investment in Associated Companies (Cont’d)

b.	Qoros Automotive Co. Ltd. (“Qoros”)

1.
As at December 31, 2019, the Group holds a 24% equity interest in Qoros through a wholly-owned and controlled company, Quantum (2007) LLC (“Quantum”). Chery Automobiles Limited (“Chery”), a Chinese automobile manufacturer, holds a 25% equity interest and, following the transaction detailed below in Note 9.B.b.2, the remaining 51% interest is held by an entity related to the Baoneng Group (“New Qoros Investor” or “New Strategic Partner”).

2.	Qoros introduced a New Strategic Partner

In January 2018, the New Qoros Investor purchased 51% of Qoros from Kenon and Chery for RMB 3.315 billion (approximately $501 million) (“2018 investment”); this was part of an investment structure (“Investment Agreement”) to invest a total of approximately RMB 6.63 billion (approximately $1,002 million) by the New Qoros Investor. In connection with this investment, Kenon received total cash proceeds of RMB 1.69 billion ($260 million) from the dilution.

In July 2018, the relevant authorities in China approved the completion of a capital increase in Qoros of RMB 6.5 billion (approximately $932 million) including the conversion of existing shareholder loans owing from Qoros in the principal amount of RMB 944 million (approximately $143 million) to each of Kenon and Chery. Qoros’ shareholders (including the New Qoros Investor) invested a total of RMB 6.5 billion (approximately $982 million) in Qoros’ equity in proportion to their post-investment equity ownership to finalise the capital increase. The New Qoros Investor has advanced their proportionate share totaling RMB 3.315 billion (approximately $501 million) directly to Qoros. As a result, the New Qoros Investor invested RMB 6.63 billion (approximately $1,002 million) as part of this transaction. In August 2018, Kenon used RMB 0.62 billion (approximately $90 million) of the proceeds it received from the sale of its Qoros interests to partially fund their portion of the investment in Qoros together with the conversion of RMB 0.94 billion (approximately $137 million) of existing shareholder loans. The transaction did not involve any new money invested from Kenon and Kenon has no remaining obligations to Qoros as part of this transaction.

The investment agreement provided Kenon with a put option over its remaining equity interest in Qoros. During the three-year period beginning from the closing of the 2018 investment, Kenon had the right to cause the New Qoros Investor to purchase up to 50% of its remaining interest in Qoros at the time of the 2018 investment for up to RMB1.56 billion (approximately $220 million), subject to adjustments for inflation. The investment agreement further provided that from the third anniversary of the closing until April 2023, Kenon has the right to cause the Majority Shareholder in Qoros to purchase up to all of its remaining equity interests in Qoros for up to a total of RMB1.56 billion (approximately $220 million), subject to adjustment for inflation. Another company within the Baoneng Group effectively guarantees this put option by also serving as a grantor of the option. The put option requires six months’ notice for exercise.

The New Qoros Investor also had an option exercisable within two years from the closing date of the transaction to increase its stake to 67% by investing further directly into Qoros. Subsequent to year end, on January 8, 2020, the New Qoros Investor’s option expired.

As a result of the transaction, Kenon recognized a gain on third party investment in Qoros of approximately $504 million for the year ended December 31, 2018. The gain included recognition of Kenon’s put option in relation to Qoros which was initially valued at approximately $130 million. It was subsequently reduced by approximately $40 million to approximately $90 million as a result of fair value assessment at December 31, 2018. In 2019, it was further reduced by approximately $19 million to approximately $71 million as a result of the fair value assessment as at December 31, 2019. The put option is presented in the accompanying balance sheet under other current assets and other non-current assets.

3.
In January 2019, Kenon, on behalf of its wholly owned subsidiary Quantum (2007) LLC, announced that it had entered into an agreement to sell half (12%) of its remaining interest (24%) in Qoros to the New Qoros Investor for RMB1,560 million (approximately $220 million) (“2019 Transaction”), which was based on the same post-investment valuation as the initial investment by the New Qoros Investor in Qoros. In April 2020, Kenon completed the sale of half of its remaining interest in Qoros. Refer to Note 33.2 for further details.

Note 9 – Investment in Associated Companies (Cont’d)

As a result of the sale, Kenon will lose significant influence over Qoros and will account for its remaining 12% interest in Qoros on a fair value through profit or loss basis going forward. As a result of the change from equity to fair value accounting, Kenon expects to recognize a fair value gain on disposal of approximately $281 million.

The 12% investment in Qoros sold was classified as asset held for sale as at December 31, 2018. As at December 31, 2019, the 2019 Transaction had not yet been completed. As a result, this continues to be classified as asset held for sale as of December 31, 2019, as management expected the closing conditions to be completed by April 2020. Refer to Note 33.2 for further details.

The sale was not made pursuant to the put option described above in Note 9.B.b.2. As a result of the sale, the Majority Shareholder in Qoros will be required to assume its pro-rata share of guarantees and equity pledges of Kenon and Chery based on the change to its equity ownership. Refer to Note 33.2 for further details.

4.
Qoros incurred a net loss of RMB 2.2 billion (approximately $312 million) in 2019 and had net current liabilities of approximately RMB 3.5 billion (approximately $510 million) for the year ended December 31, 2019, (RMB2.2 billion (approximately $332 million) and RMB 1.5 billion (approximately $215 million) as of December 31, 2018 and (RMB 1.4 billion (approximately $211 million) and RMB 3.7 billion (approximately $555 million) as of December 31, 2017 respectively).

Qoros has given careful consideration to the future of its liquidity. Given its current financial situation, Qoros continues to rely on its shareholders for funding. With its available sources of finance and the addition of the New Strategic Partner, Qoros believes it will have sufficient financial resources to continue as a going concern for the next twelve months.

5.	Ansonia Loans

a.	Overview

On April 22 and September 2, 2016, Ansonia Holdings Singapore B.V. ("Ansonia"), which owns approximately 58% of the outstanding shares of Kenon, entered an agreement to provide loans (“Ansonia loans”) in an aggregate amount of up to RMB 450 million ($69 million) with an interest rate of 6% per annum, through Quantum, to support Qoros. Wuhu Chery completed its provision of loans to Qoros in the same amount and on similar conditions.

Following the transaction with the New Qoros Investor and the conversion of Quantum’s shareholder loans in Qoros to equity as described above, the Ansonia loans were fully repaid in August 2018.

Note 9 – Investment in Associated Companies (Cont’d)

6.	Financial Guarantees Provision and Releases

a.
In July 2012, Chery provided a guarantee to the banks, in the amount of RMB1.5 billion (approximately $242 million), in relation to an agreement with the banks to provide Qoros a loan, in the amount of RMB3 billion (approximately $482 million). In November 2015, Kenon provided back-to-back guarantees to Chery of RMB750 million (approximately $115 million) in respect of this loan thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee.  As a result, if Qoros is unable to comply with the terms of certain of its debt agreements, Kenon may be required to make payments under its guarantees to Chery. The fair value of the guarantee was recorded in the financial statements.

b.
On May 12, 2015, Qoros signed a Consortium Loan Agreement with the Export-Import Bank of China, and China Construction Bank Co., LTD, Suzhou Branch, concerning the Project of Research and Development of Hybrid Model (“Loan Agreement”), for an amount of RMB700 million (approximately $108 million) or in USD not exceeding the equivalent to RMB480 million (approximately $78 million) (the “Facility”).

c.
On June 15, 2015, this Facility was guaranteed by Chery and pledged with Qoros’ 90 vehicle patents with an appraisal value of minimum RMB3.1 billion (approximately $500 million). The Loan Agreement’s term of 102 months bears a 5-years interest rate quoted by the People’s Bank of China in RMB at LIBOR+10%, or in USD at LIBOR+3.50% per annum.

In relation to the above, Kenon provided back-to-back guarantees to Chery of RMB350 million (approximately $54 million) thereby committing to pay half of every amount Chery may be required to pay with respect to the guarantee. As at December 31, 2016, Qoros had drawn down the Facility of RMB700 million (approximately $108 million) with an interest rate of 5.39%. The fair value of the guarantee was recorded in the financial statements.

d.
On July 31, 2014, in order to secure additional funding for Qoros of approximately RMB 1.2 billion (approximately $200 million) IC pledged a portion of its shares (including dividends derived therefrom) in Qoros, in proportion to its share in Qoros’s capital, in favor of the Chinese bank providing Qoros with such financing. Simultaneously, the subsidiary of Chery that holds Chery’s rights in Qoros also pledged a proportionate part of its rights in Qoros. Such financing agreement includes, inter alia, covenants, events of immediate payment and/or early payment for violations and/or events specified in the agreement. The pledge agreement includes, inter alia, provisions concerning the ratio of securities and the pledging of further securities in certain circumstances, including pledges of up to all of Quantum’s shares in Qoros (or cash), provisions regarding events that would entitle the Chinese Bank to enforce the pledge, certain representations and covenants, and provisions regarding the registration and approval of the pledge.

As part of the reduction of guarantee obligations in Note 9.B.b.6, Kenon pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Kenon up to 5% of Qoros' outstanding shares to meet its pledge obligations under the abovementioned RMB 1.2 billion loan facility.

e.
On June 30, 2016, Kenon increased its previously recognized provision of approximately $30 million to approximately $160 million in respect to Kenon’s “back-to-back” guarantee obligations to Chery (RMB1,100 million), in respect of guarantees that Chery has given for Qoros’ bank debt and has pledged a portion of its interests in Qoros to secure Qoros’ bank debt. In addition to the then current liquidity needs of Qoros, its financial position and Kenon’s strategic intent, the provision was made due to uncertainty in the Chinese automobile market. As a result, Kenon recognised a $130 million charge to expense for such financial guarantees in its consolidated statement of profit or loss in 2016.

These back-to-back guarantees consist of (i) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of RMB1.5 billion with respect to Qoros’ RMB3 billion facility, and (ii) a back-to-back guarantee of one-half of the principal amount of Chery’s guarantee of Qoros’ RMB700 million facility, and interest and fees, if applicable.

Note 9 – Investment in Associated Companies (Cont’d)

f.
On December 25, 2016. Kenon agreed to provide a RMB250 million (approximately $36 million) shareholder loan to Qoros, and in relation to this loan, the maximum amount of Kenon’s back-to-back guarantee obligations to Chery was reduced by RMB250 million (approximately $40 million). As part of the loan to Qoros, Kenon’s back-to-back guarantee obligations to Chery with respect to Chery’s guarantee of Qoros’ RMB3 billion loan facility with the Export-Import Bank of China (“EXIM Bank”) were reduced by one third, and the maximum amount of Kenon’s obligations under this back-to-back guarantee (subject to certain obligations to negotiate fees and interest) were reduced from RMB750 million to RMB500 million (approximately $72 million). In addition, Ansonia committed to fund RMB25 million (approximately $4 million) of Kenon’s remaining back-to-back guarantee obligations to Chery in certain circumstances (“Ansonia Commitment”).

Chery agreed to make a corresponding RMB250 million (approximately $40 million) loan to Qoros.

As part of this transaction, Quantum pledged approximately 9% of the outstanding shares of Qoros to Chery to secure the amount of the back-to-back guarantee reduction. Chery may also borrow from Quantum up to 5% of Qoros’ outstanding equity to meet its pledge obligations under the Qoros RMB 1.2 billion loan facility with EXIM Bank.

In order to facilitate Kenon’s above mentioned reduction in Kenon’s back-to-back guarantee obligations to Chery, an affiliate of Kenon’s major shareholder gave certain undertakings to Chery with respect to the released guarantee obligations.

g.
On March 10, 2017, Kenon announced that it had agreed to fund up to RMB777 million (approximately $114 million) to Qoros in relation to the full release of its remaining RMB825 million (approximately $125 million) back-to-back guarantee obligations to Chery in two tranches, which released Kenon from commitments to pay any related interest and fees to Chery under the guarantees.

On March 10, 2017, Kenon transferred RMB388.5 million (approximately $57 million) ("First Tranche Loans") to Qoros in relation to a reduction of RMB425 million (approximately $64 million) of Kenon's back-to-back guarantee obligations to Chery, including related interest and fees; the provision of the Second Tranche Loans was at Kenon's discretion.

As part of the First Tranche Loans, in relation to 50% reduction of the guarantee, Kenon funded 50% of such loans for Kenon and 50% on behalf of Chery. The proceeds of the First Tranche Loans were used to support Qoros' ordinary course working capital requirements, debt service requirements and investments in new initiatives, such as new-energy vehicles. The transactions enabled Kenon to support Qoros and its fundraising efforts, while reducing its back-to-back guarantee obligations to Chery.

On April 25, 2017, Kenon funded RMB100 million (approximately $16 million) as part of the remaining provision of RMB388.5 million to Qoros (the “Second Tranche Loans”) on similar terms in connection with the remaining RMB425 million reduction in its back-to-back guarantees.

To the extent that Chery's obligations under its guarantees are reduced, Kenon is entitled to the proportionate return from Chery of the loans provided on Chery's behalf (i.e., up to RMB388.5 million (approximately $57 million) with respect to the First Tranche Loans and the Second Tranche Loans) and the release of the pledges described above.

Following completion of the transaction with the New Qoros Investor in 2018, the New Qoros Investor was required to assume its pro rata share of guarantees and equity pledges of Kenon and Chery based on the changes to its equity ownership. As a result, Chery returned approximately RMB119 million (approximately $18 million) to Kenon in relation to loans previously provided by Kenon on Chery’s behalf (see above).

As at December 31, 2017, Kenon’s remaining liability under its guarantee obligations totals RMB288 million (approximately $44 million) in respect of RMB320 million (approximately $47 million) principal amount of debt. Since December 31, 2018, all provisions related to financial guarantees have been released. This was a result of Kenon’s assessment that, following the 2019 Transaction, the likelihood of future cash payments in relation to the guarantees is now not probable.

Note 9 – Investment in Associated Companies (Cont’d)

Set forth below is an overview of the movements in provision for financial guarantees provided by Kenon as described above:

Date	Description	Amount ($ million)
June 2016	Provision in respect of Kenon’s “back-to-back” guarantee obligations to Chery (See Note 9.B.b.6.e)	160
December 2016	Shareholder loan to Qoros (See Note 9.B.b.6.f)	(36)
March 2017	Transfer of First Tranche Loans (See Note 9.B.b.6.g)	(64)
April 2017	Transfer of Second Tranche Loans (See Note 9.B.b.6.g)	(16)
January 2018	Release of remaining financial guarantees (See Note 9.B.b.6.g)	(44)
December 2018	Year end balance	-

In addition, as at December 31, 2019, Quantum has pledged approximately 1% of the equity of Qoros to Chery in relation to the back-to-back guarantees, which pledges are enforceable to the extent Kenon would have been required to make payments under such guarantees but for the guarantee releases. Quantum has also pledged approximately 11% of the equity of Qoros in relation to Qoros’ RMB1.2 billion loan facility.

h.
As described above, in connection with the previous reductions in Kenon’s back-to-back guarantee obligations to Chery, Kenon provided cash collateral to Chery and the relevant agreements provide that Kenon is entitled to a proportionate return of this cash collateral to the extent that Chery's guarantee obligations are reduced. Kenon therefore received aggregate cash payments of $17 million from Chery in December 2019 and April 2020 following repayments on Qoros' bank loans and corresponding reductions of Chery’s obligations under its guarantees. In addition, as a result of the completion of the sale, Kenon expects to receive the remaining RMB5 million (approximately $1 million) cash collateral previously provided to Chery, bringing the total cash to be received from Chery to RMB244 million (approximately $36 million) in connection with these repayments.

7.	Business Plans

As at December 31, 2018 and December 31, 2019, Kenon concluded that the recoverable amount of its CGU, based on the 3rd-party transactions with the New Qoros Investor (see Note 9.B.b.2), was higher than the combined carrying value of the investment in Qoros (2018 and 2019) and the put option (2018 and 2019). The recoverable amount was determined based on fair value of Qoros’ assets less the costs of disposal. Therefore, no impairment was recognized in Qoros’ December 31, 2018 and December 31, 2019 financial statements in respect of its CGU.

C.	Details regarding dividends received from associated companies

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
From associated companies	-	-	382

D.	Restrictions

Qoros

Qoros has restrictions with respect to distribution of dividends and sale of assets deriving from legal and regulatory restrictions, restrictions under the joint venture agreement and the Articles of Association and restrictions stemming from credit received.

Note 9 – Investment in Associated Companies (Cont’d)

ZIM

The holders of ordinary shares of ZIM are entitled to receive dividends when declared and are entitled to one vote per share at meetings of ZIM. All shares rank equally with regard to the ZIM's residual assets, except as disclosed below.

In the framework of the process of privatizing ZIM, all the State of Israel’s holdings in ZIM (about 48.6%) were acquired by IC pursuant to an agreement from February 5, 2004. As part of the process, ZIM allotted to the State of Israel a special State share so that it could protect the vital interests of the State.

On July 14, 2014 the State and ZIM reached a settlement agreement (the “Settlement Agreement”) that has been validated as a judgment by the Supreme Court. The Settlement Agreement provides, inter alia, the following arrangement shall apply: the State’s consent is required to any transfer of the shares in ZIM which confers on the holder a holding of 35% and more of the ZIM’s share capital. In addition, any transfer of shares which confers on the holders a holding exceeding 24% but not exceeding 35%, shall require prior notice to the State. To the extent the State determines that the transfer involves a potential damage to the State’s security or any of its vital interests or if the State did not receive the relevant information in order to formulate a decision regarding the transfer, the State shall be entitled to inform, within 30 days, that it objects to the transfer, and it will be required to reason its objection. In such an event, the transferor shall be entitled to approach a competent court on this matter.

Kenon’s ownership of ZIM shares is subject to the terms and conditions of the Special State Share, which restricts Kenon’s ability to transfer its equity interest in ZIM to third parties. The terms of the State of Israel’s consent of Kenon’s and Idan Ofer’s status, individually and collectively, as a “Permitted Holder” of ZIM’s shares, stipulates, among other things, that Kenon’s transfer of the means of control of ZIM is limited if the recipient is required to obtain the State of Israel’s consent, or is required to notify the State of Israel of its holding of ZIM shares pursuant to the terms of the Special State Share, unless such consent was obtained by the recipient or the State of Israel did not object to the notice provided by the recipient. In addition, the terms of the consent provide that, if Idan Ofer’s ownership interest in Kenon is less than 36% or Idan Ofer ceases to be the controlling shareholder, or sole controlling shareholder of Kenon, then Kenon’s rights with respect to its shares in ZIM will be limited to the rights applicable to an ownership of 24% of ZIM, until or unless the State of Israel provides its consent, or does not object to, this decrease in Idan Ofer’s ownership or control. Therefore, if Mr. Ofer sells a portion of his interest in Kenon and owns less than 36% of Kenon, or ceases to be Kenon’s controlling shareholder, then Kenon’s right to vote and receive dividends in respect of its ZIM shares, for example, will be limited to those available to a holder of 24% of ZIM’s shares (even if Kenon holds a greater percentage of ZIM’s shares). “Control”, for the purposes of this consent, is as defined in the State of Israel’s consent, with respect to certain provisions. Additionally, the State of Israel may revoke Kenon’s permit if there is a material change in the facts upon which the State of Israel’s consent was based, or upon a breach of the provisions of the Special State Share by Kenon, Mr. Ofer, or ZIM.

The Special State Share is non-transferable. Except for the rights attached to the said share, it does not confer upon its holder voting rights or any share capital related rights.

Note 10 – Subsidiaries

A.	Investments

1.	O.P.C. Energy Ltd. (formerly part of the I.C. Power Ltd group)

OPC is engaged in the area of generation of electricity and supply thereof to private customers and Israel Electric Company (“IEC”), including initiation, development, construction and operation of power plants and facilities for the generation of energy in Israel. OPC’s electricity generation activities and supply thereof focus on generation of electricity using conventional technology and cogeneration technology, and is in the process of constructing an open-cycle plant using conventional technology (a Peaker plant).

OPC’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority (“EA”), the provisions of the Law for Promotion of Competition and Reduction of Concentration, 2013, the provisions of the Economic Competition Law, 1998, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality. The EA is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of National Infrastructures, Energy and Water), supervise the license holders, determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license, holder of supply license, holder of a transmission and distribution license, electricity generator and private electricity generator. Accordingly, the EA supervises both IEC and private electricity generators.

OPC’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (“TAOZ”), which is regulated and published by the EA. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December through February), and “transition” (March through June and Sepember through November) and for each season a different tariff is set. OPC’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

a.	O.P.C Rotem Ltd. (“OPC Rotem”)

OPC owns 80% of OPC Rotem, which operates the Rotem Power Plant located in the Rotem Plain. Its operations commenced on July 6, 2013, and OPC Rotem has a license which allows it to produce and sell electricity for a period of 30 years from that date. The Rotem power plant operates using conventional technology in an integrated cycle and has generation capacity of about 466 megawatts (“MW”).

Tamar dispute

In July 2013, the EA published four generation component tariffs/power cost indicators, ranging from NIS 386 per megawatt hour, or MWh, to NIS 333.2 per MWh, instead of the single tariff that had previously been used. In January 2015, the EA published new tariffs, which reduced the tariff rates by approximately 10%. In connection with the indexation of their natural gas price formula for OPC’s gas supply agreement with Noble Energy Mediterranean Ltd., Delek Drilling Limited Partnership, Isramco Negev 2 Limited Partnership, Dor Gas Exploration Limited Partnership, Everest Infrastructures Limited Partnership and Tamar Petroleum Limited Partnership (hereinafter – the “Tamar Partners”), OPC and the Tamar Partners disagreed as to which of the EA’s July 2013 tariffs applied to the Tamar Partners’ supply agreement and have a similar disagreement with respect to the tariffs published in January 2015. On February 2, 2017, OPC received a letter from Tamar Partners’ attorney claiming a debt of $24.6 million (including accrued interest) and requesting that such amount be deposited in escrow pursuant to the gas sale and purchase agreement.

On June 21, 2017, the Tamar Partners filed a request for arbitration against OPC Rotem in accordance with the gas supply agreement. On July 20, 2017, OPC Rotem submitted its response to such request, rejecting the arguments of the Tamar Partners and requesting (i) that it be determined that the relevant tariff in connection with the price of gas for the period in dispute is NIS 333.2 per MWh; (ii) that the amount deposited in escrow, plus the gains accrued thereon, should be released immediately; and (iii) that the Tamar Partners bear OPC Rotem’s arbitration expenses.

Note 10 – Subsidiaries (Cont’d)

In February 2018, the Tamar Partners filed a detailed statement of claim in which they repeated the abovementioned contentions. In addition, an alternative claim was raised. In June 2018, OPC Rotem filed a detailed statement of defence wherein it rejected the contentions. In October 2018 a statement of response was filed by the Tamar Partners and in December 2018 OPC Rotem filed its final reply.

In February 2019, a hearing was held, and in July 2019, the arbitration ruling was received, which dismissed all of the Tamar Partners’ claims against OPC Rotem. The arbitration tribunal ruled that the Tamar Partners is to pay OPC-Rotem approximately NIS 14 million (approximately $3 million) in reimbursement for expenses. OPC Rotem was also entitled to receive the amounts it has deposited in May 2017 (approximately $22 million) in a trust account in connection with the dispute, and any interest accrued since such time. The gain of $4 million on the expenses and the interest accrued on the $22 million deposited of approximately NIS 4 million (approximately $1 million) were received and recorded as Other Income and Financing Income respectively.

b.	O.P.C. Hadera Ltd. (“OPC Hadera”)

OPC owns a 100% interest in OPC Hadera. OPC Hadera holds a conditional license for construction of a power plant for generation of electricity using cogeneration technology located near Hadera Paper with an installed capacity of up to 148.5 megawatts. The Hadera Power Plant is expected to provide the full electricity and steam needs of Hadera Paper and supply electricity to additional private customers and to IEC. The cost of construction is estimated at NIS 1 billion (approximately $289 million).

The construction of the Hadera Power Plant has been delayed by defective components discovered and the actions required to rectify them, along with with the actions necessary to complete the test-run stage. As at December 31, 2019, the commercial operation date of the Hadera Power Plant is expected to take place in the second quarter of 2020. Refer to Note 20.B.b for further details. As at year end, the commercial operation date in OPC Hadera’s conditional license had not yet been extended. For subsequent events, please refer to Note 33.3.B.

c.	Tzomet Energy Ltd. (“OPC Tzomet”)

As at year end, OPC owned a 95% interest in OPC Tzomet. Subsequent to year end, OPC owns a 100% interest in OPC Tzomet (see below for further details). OPC Tzomet is developing a power plant powered by natural gas using open-cycle conventional technology with a capacity of 396MW (“Tzomet project”).

Acquisition of OPC Tzomet

In March 2018, OPC completed the acquisition of 95% of the shares of OPC Tzomet (hereinafter – “95% acquisition”). The total consideration is approximately $23 million, subject to adjustments and milestones. On March 7, 2018, the transaction completion date, OPC paid an amount of $3.65 million. Later in March 2018, an additional $3.65 million was paid.

In January 2019, OPC signed an agreement with the private shareholders in OPC Tzomet, for which a trustee held the remaining 5% of  OPC Tzomet’s share capital (hereinafter – “the Sellers”), whereby the Sellers sold their shares in OPC Tzomet to OPC (hereinafter – “the Sale Agreement” and “5% Remaining Shares Sold”, respectively) in increments, on a number of dates and subject to fulfillment of milestones. The aggregate consideration to be paid by OPC for the 5% Remaining Shares Sold is approximately $7.8 million, and it was to be paid in installments against a proportionate transfer of the 5% Remaining Shares Sold to OPC on every payment date and subject to fulfillment of the milestones provided in the Sale Agreement. Upon signing of the Sale Agreement, the first payment was made, in the amount of approximately $0.4 million.

Subsequent to year end, a notification from the EA was received in February 2020 that OPC Tzomet is in compliance with the conditions for financial closing. As a result of the notification, the remaining balance of approximately $15.8 million on the 95% acquisition was paid in March 2020. The balance of the consideration on the 5% Remaining Shares Sold was also paid in two installments i) against transfer of the balance of the 5% Remaining Shares Sold where most of the consideration, in the amount of approximately $6.1 million, was paid in February 2020, and ii) approximately $1.3 million which was paid in March 2020.

Note 10 – Subsidiaries (Cont’d)

As at year end, OPC recognized a liability for payment in respect of the second milestone of approximately $1.3 million, since OPC does not have an unconditional right to refrain from transferring money in respect of this milestone. The difference between the consideration in respect of the first two milestones and the decrease in the share of the holders of the non-controlling interests was recorded in Capital reserve in respect of transactions with holders of non-controlling interests. OPC Tzomet’s assets are included within OPC’s property, plant and equipment as it is an asset acquisition.

Market Concentration Committee – Regulatory Outline Plan and OPC Tzomet’s conditional license

In January 2019, an outline was determined for expanding the business activities of the group to which Kenon belongs to (“the Idan Ofer Group”), in the field of generation of electricity production in terms of market concentration (the “Business Concentration Outline Plan”). The Business Concentration Outline Plan was intended to allow the Business Concentration Committee to modify its opinion concerning the grant of a conditional license for the production of electricity to OPC Tzomet, and to inform the EA that it does not see a reason on the grounds of economy-wide market concentration to prevent the grant of the requested license to OPC Tzomet following the compliance with the terms described in the Business Concentration Outline Plan. This was also to allow the Business Concentration Committee to inform the EA that it does not see reasons of economy-wide market concentration precluding the Idan Ofer Group from receiving additional licenses in the field of electricity production up to the limit stipulated in the relevant sectorial regulations.

In April 2019, the sale of the Idan Ofer Group’s holdings in Reshet Media Ltd. was completed, which was stipulated as a condition under the outline plan, and in the same month, the EA published its decision to grant OPC Tzomet a new conditional license for the construction of a 396MW conventional open-cycle power plant. On April 11, 2019 (the date it was signed by the Israeli Minister of Energy), the conditional license entered into effect and it is conditional on compliance with milestones provided in the license, including reaching commercial operation within 66 months, as well as additional conditions that are customary in licenses of this type. The period of the conditional license can be extended by the EA, subject to the Israeli Minister of Energy’s approval, and subject to the regulation. At the end of the period, OPC Tzomet will be granted a permanent generation license, subject to its compliance with the conditions set by law.

Tariff approval

In December 2019, OPC Tzomet received tariff approval from the EA for the power plant. Subject to completion of the power plant and receipt of a permanent generation license, OPC Tzomet will be entitled to tariffs in respect of sale of availability and energy to the System Administrator for a period of twelve months commencing from the date of receipt of the permanent generation license. Taking into consideration the limitation included in the connection study OPC Tzomet received, the tariff approval includes a reduced availability tariff in 2023, pursuant to the decision of the EA.

As at December 31, 2019, the amount of investment in the Tzomet project amounted to approximately NIS 91 million (approximately $26 million).

Note 10 – Subsidiaries (Cont’d)

Petition filed in the Supreme Court sitting as the High Court of Justice

For details regarding a petition filed in the Supreme Court sitting as the High Court of Justice in connection with the Tzomet project, please refer to Note 20.A.c.

Lease of OPC Tzomet land

Subsequent to year end, in January 2020, Israel Lands Authority (“ILA”) approved allotment of an area measuring about 85 dunams for purposes of construction of the Tzomet Power Plant (hereinafter in this Section – the “Land”) and OPC Tzomet signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – the “Kibbutz”) in connection with the Land, which is valid up to November 5, 2024 (hereinafter – “the Approval of the Transaction by ILA” and the “Development Agreement”, as applicable), which after fulfillment of its conditions a lease agreement will be signed for a period of up to November 4, 2044. In addition, in January 2020, the option agreement signed by OPC Tzomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (Tzomet Netiv Limited Partnership) that will own the rights in the Land upon receipt of approval of ILA for this purpose (hereinafter – the “Joint Company”).

As part of the agreement of principles for establishment of the Joint Company, principles were set forth in connection with transfer of the rights of the Kibbutz in the Land to a joint company – this being in exchange for an aggregate amount of NIS 30 million, plus VAT as per law (“the Agreement of Principles for Establishment of the Joint Company”), which the Joint Company paid to the Kibbutz (amounts that were provided by OPC Tzomet). In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (approximately $60 million). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with its holdings in the Land – this being up to the date of receipt of approval of ILA for transfer of the allotment of the Land from the Kibbutz to the Joint Company. OPC Tzomet and the Kibbutz are endeavoring to receive confirmation of ILA that the development agreement and the lease agreement will be recorded in the name of the Joint Company. Further to that stated above, on February 3, 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to OPC Tzomet, for the benefit of the project.

Note 10 – Subsidiaries (Cont’d)

d.	Setting of tariffs by the EA

In December 2016, the EA published its decision regarding an update of the generation component of the TAOZ, which became effective on January 1, 2017, and further reduced the generation component tariff by approximately 0.5% from NIS 265.2 per MWh to NIS 264 per MWh (as opposed to the 8% reduction that was initially proposed in the October 2016 EA draft decision). However, as part of the December 2016 EA decision, TAOZ was also adjusted to reflect a decrease in certain payments made by IPPs to the IEC. As a result of such adjustment, OPC Rotem’s tariffs effectively increased by approximately 2% (despite the 0.5% reduction in the generation component tariff).

On January 8, 2018, the EA published a resolution which entered into force and effect on January 15, 2018, regarding the update of tariffs for 2018 (“2018 Tariff Update”), in which the rate of the production component was raised by 6.7% from NIS 265 per MWh to NIS 281.6 per MWh. As a result of the 2018 Tariff Update, OPC Rotem and OPC Hadera paid a price in 2018 that was higher than the minimum price stipulated in their gas agreements.

In December 2018, the EA published a decision that entered into effect on January 1, 2019, regarding update of the tariffs for 2019 (hereinafter – “the 2019 Tariff Update”), whereby the rate of the generation component was raised by 3.3% from NIS 281.6 per MWh to NIS 290.9 per MWh.

In December 2019, the EA published a decision that entered into effect, subsequent to the year end, on January 1, 2020, regarding the update of the tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.0 per MWh to NIS 267.8 per MWh. A decrease in the generation component is expected to have a negative impact on OPC’s profits in 2020 compared to 2019.

e.	Dividend

In March 2019, OPC Rotem declared a dividend of NIS 88 million (approximately $24 million).  OPC’s share of the dividend was NIS 70.4 million (approximately $19 million). The dividend was paid in April 2019. In the same month, OPC declared a dividend of NIS 36 million (approximately $10 million). Kenon’s share of the dividend was approximately $7.5 million. The dividend was paid in April 2019.

In September 2019, OPC Rotem declared a dividend of NIS 150 million (approximately $43 million).  OPC’s share of the dividend was NIS 120 million (approximately $35 million). The dividend was paid in October 2019. In October 2019, OPC declared a dividend of about NIS 200 million (approximately $57 million). Kenon’s share of the dividend was approximately $40 million. The dividend was paid in November 2019.

Subsequent to year end, in February 2020, OPC Rotem declared dividends and OPC’s share of the dividend was NIS 56 million (approximately $16 million).

f.	Issuance of new shares by OPC

In June 2019, OPC issued 5,179,147 new ordinary shares at a price of NIS 23.17 per share to three external institutional entities. Total cash consideration of approximately NIS 120 million (approximately $33 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 76% to 73%. Accordingly, the Group recognised $14 million in non-controlling interests and $19 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

In September 2019, OPC issued 5,849,093 new ordinary shares at a price of NIS 26.5 per share to four external institutional entities. Total cash consideration of approximately NIS 155 million (approximately $44 million) was received. As a result of the share issuance, Kenon registered a decrease of 3% in equity interests of OPC from 73% to 70%. Accordingly, the Group recognised $20 million in non-controlling interests and $24 million in accumulated profits arising from changes in the Group’s proportionate share of OPC.

2.	I.C. Green Energy Ltd (I.C. Green)

As of December 31, 2019, I.C. Green held 90.85% of the shares of Primus Green Energy Inc. (“PGE”). PGE is involved in the early stage gas to liquid business. I.C. Green granted PGE additional convertible bridge financing of approximately $4.8 million in 2019 (2018: $7.4 million). As at year end, the outstanding convertible loans including interest have been consolidated to a convertible bridge financing agreement in the amount of $49 million with interest of 1.61% annually.

Note 10 – Subsidiaries (Cont’d)

B.	The following table summarizes the information relating to the Group’s subsidiary in 2019, 2018 and 2017 that has material NCI:

	As at and for the year ended December 31,
	2019	2018	2017
	OPC Energy Ltd.	OPC Energy Ltd.	OPC Energy Ltd.
	$ Thousands
NCI percentage *	35.31%	32.23%	34.82%
Current assets	204,128	184,211	204,461
Non-current assets	807,133	720,469	736,123
Current liabilities	(100,313)	(77,792)	(99,441)
Non-current liabilities	(663,328)	(624,570)	(667,996)
Net assets	247,620	202,318	173,147
Carrying amount of NCI	87,435	65,215	60,290

Revenue	373,142	363,262	365,395
Profit after tax	34,366	26,266	15,934
Other comprehensive income/(loss)	15,569	(14,280)	8,514
Profit attributable to NCI	16,433	11,396	8,323
OCI attributable to NCI	4,353	(4,554)	3,686
Cash flows from operating activities	109,254	85,581	110,290
Cash flows from investing activities	(41,123)	(102,080)	(154,194)
Cash flows from financing activites excluding dividends paid to NCI	(40,539)	(34,474)	165,107
Dividends paid to NCI	(13,501)	-	(4,159)
Effect of changes in the exchange rate on cash and cash equivalents	9,202	(7,570)	7,126
Net increase/(decrease) in cash and cash equivalents	23,293	(58,543)	124,170

* The NCI percentage represents the effective NCI of the Group.

Note 11 – Long-Term Prepaid Expenses

	As at December 31,
	2019	2018
	$ Thousands
Deferred expenses, net (1)	22,600	18,786
Contract costs	4,721	3,720
Others	2,864	1,067
	30,185	23,573

(1)	Relates to deferred expenses, net for OPC’s connection fees to the gas transmission network and the electricity grid.

Note 12 – Other Non-Current assets

	As at December 31,
	2019	2018
	$ Thousands
Qoros put option (1)	55,575	65,668
Others	2,142	2,142
	57,717	67,810

(1)	Refer to Note 9.B.b.2.

Note 13 – Deferred Payment Receivable

	As at December 31,
	2019	2018
	$ Thousands
Deferred payment receivable	204,299	189,166

As part of the sale of IC Power’s Latin America businesses in December 2017, proceeds from ISQ include a four-year deferred payment obligation accruing 8% interest per annum, payable-in-kind. The Group has performed an assessment and concluded that no expected credit loss provision is required.

Note 14 – Property, Plant and Equipment, Net

A.	Composition

	As at December 31, 2019
	Balance at beginning of year	Additions**	Disposals	Reclassification*	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements	43,261	199	-	(4,679)	3,171	41,952
Facilities, machinery and equipment	465,627	1,428	(296)	(7,130)	40,319	499,948
Computers	491	145	(23)	-	41	654
Office furniture and equipment	1,026	14	(21)	-	28	1,047
Assets under construction	207,017	14,874	-	-	18,043	239,934
Other	30,701	13,041	(9,999)	-	2,512	36,255
	748,123	29,701	(10,339)	(11,809)	64,114	819,790

Accumulated depreciation
Land, roads, buildings and leasehold improvements	8,059	1,544	-	(277)	557	9,883
Facilities, machinery and equipment	103,570	28,903	(319)	(264)	8,736	140,626
Computers	310	108	(23)	-	15	410
Office furniture and equipment	691	44	(22)	-	9	722
Other	405	107	(38)	-	33	507
	113,035	30,706	(402)	(541)	9,350	152,148

Balance as at December 31, 2019	635,088	(1,005)	(9,937)	(11,268)	54,764	667,642

*	Reclassified to Right-Of-Use assets after initial application of FRS 116. Refer to Note 19 Right-of-use Assets.

**	Additions to property, plant and equipment in OPC Hadera are presented net of agreed compensation from the construction contractor. Refer to Note 20.B.b for further details.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

	As at December 31, 2018
	Balance at beginning of year	Additions	Disposals	Differences in translation reserves	Balance at end of year
	$ Thousands
Cost
Land, roads, buildings and leasehold improvements*	42,792	4,189	(188)	(3,532)	43,261
Facilities, machinery and equipment*	489,218	26,154	(13,063)	(36,682)	465,627
Computers*	431	306	(263)	17	491
Office furniture and equipment*	1,044	86	(85)	(19)	1,026
Assets under construction*	162,853	59,878	-	(15,714)	207,017
Other*	29,459	9,795	(7,650)	(903)	30,701
	725,797	100,408	(21,249)	(56,833)	748,123

Accumulated depreciation
Land, roads, buildings and leasehold improvements*	7,293	1,714	(458)	(490)	8,059
Facilities, machinery and equipment*	100,833	28,024	(17,705)	(7,582)	103,570
Computers*	512	76	(259)	(19)	310
Office furniture and equipment*	678	106	(84)	(9)	691
Other*	317	113	-	(25)	405
	109,633	30,033	(18,506)	(8,125)	113,035

Balance as at December 31, 2018	616,164	70,375	(2,743)	(48,708)	635,088

*	Reclassified to be comparable with current year presentation.

B.	Net carrying values

	As at December 31,
	2019	2018
	$ Thousands
Land, roads, buildings and leasehold improvements*	32,069	35,202
Facilities, machinery and equipment*	359,322	362,057
Computers*	244	181
Office furniture and equipment*	325	335
Assets under construction*	239,934	207,017
Other*	35,748	30,296
	667,642	635,088

*	Reclassified 2018 numbers to be comparable with current year presentation.

Note 14 – Property, Plant and Equipment, Net (Cont’d)

C.
When there is any indication of impairment, the Group’s entities perform impairment tests for their long-lived assets using fair values less cost to sell based on independent appraisals or value in use estimations, with assumptions based on past experience and current sector forecasts, described below:

•	Discount rate is a post-tax measure based on the characteristics of each CGU.

•
Cash flow projections include specific estimates for around five years and a terminal growth rate thereafter. The terminal growth rate is determined based on management’s estimate of long-term inflation.

•	Existing power purchase agreements (PPAs) signed and existing number of customers.

•
The production mix of each country was determined using specifically-developed internal forecast models that consider factors such as prices and availability of commodities, forecast demand of electricity, planned construction or the commissioning of new capacity in the country’s various technologies.

•
The distribution business profits were determined using specifically-developed internal forecast models that consider factors such as forecasted demand, fuel prices, energy purchases, collection rates, percentage of losses, quality service improvement, among others.

•
Fuel prices have been calculated based on existing supply contracts and on estimated future prices including a price differential adjustment specific to every product according to local characteristics.

•	Assumptions for energy sale and purchase prices and output of generation facilities are made based on complex specifically-developed internal forecast models for each country.

•	Demand – Demand forecast has taken into consideration the most probably economic performance as well as growth forecasts of different sources.

•
Technical performance – The forecast takes into consideration that the power plants have an appropriate preventive maintenance that permits their proper functioning and the distribution businesss has the required capital expenditure to expand and perform properly in order to reach the targeted quality levels.

D.	The amount of borrowing costs capitalized in 2019 was approximately $12 million ($8 million in 2018).

E.	Fixed assets purchased on credit in 2019, 2018 and 2017 were approximately $11 million, $23 million and $5 million respectively.

F.	The composition of depreciation expenses from continuing operations is as follows:

	As at December 31,
	2019	2018
	$ Thousands
Depreciation charged to cost of sales	31,141	29,809
Depreciation charged to selling, general and administrative expenses	766	224
Depreciation charged to results	31,907	30,033

Amortization of intangibles charged to selling, general and administrative expenses	185	383
Depreciation and amortization from continuing operations	32,092	30,416

G.	Change in estimates of useful life

In 2019, OPC updated the estimate of the balance of the useful life of the various components in the Rotem Power Plant as at October 1, 2019, from a period of 19 years to 24 years. The impact of the change is as follows:

	2019	2020	2021	2022	2023	2024 and after
	$ Thousands

(Decrease)/increase in depreciation	(956)	(3,619)	(3,619)	(3,619)	(3,619)	15,432

Note 15 – Intangible Assets, Net

A.	Composition:

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2019	21,880	1,248	454	23,582
Acquisitions – self development	-	273	-	273
Disposals	(319)	(45)	(210)	(574)
Translation differences	25	84	50	159
	21,586	1,560	294	23,440

Amortization and impairment
Balance as at January 1, 2019	21,545	524	207	22,276
Amortization for the year	-	170	15	185
Disposals	(95)	(45)	(168)	(308)
Translation differences	5	37	12	54
Balance as at December 31, 2019	21,455	686	66	22,207

Carrying value
As at January 1, 2019	335	724	247	1,306
As at December 31, 2019	131	874	228	1,233

	Goodwill	Software	Others	Total
	$ Thousands
Cost
Balance as at January 1, 2018	21,914	1,153	509	23,576
Acquisitions – self development	-	162	-	162
Translation differences	(34)	(67)	(55)	(156)
Balance as at December 31, 2018	21,880	1,248	454	23,582

Amortization and impairment
Balance as at January 1, 2018	21,455	445	35	21,935
Amortization for the year	94	107	182	383
Translation differences	(4)	(28)	(10)	(42)
Balance as at December 31, 2018	21,545	524	207	22,276

Carrying value
As at January 1, 2018	459	708	474	1,641
As at December 31, 2018	335	724	247	1,306

Note 15 – Intangible Assets, Net (Cont’d)

B.	The total carrying amounts of intangible assets with a finite useful life and with an indefinite useful life or not yet available for use

	As at December 31,
	2019	2018
	$ Thousands
Intangible assets with a finite useful life	1,102	971
Intangible assets with an indefinite useful life or not yet available for use	131	335
	1,233	1,306

Note 16 – Loans and Debentures

Following are the contractual conditions of the Group’s interest-bearing loans and credit, which are measured based on amortized cost. Additional information regarding the Group’s exposure to interest risks, foreign currency and liquidity risk is provided in Note 32, in connection with financial instruments.

	As at December 31
	2019	2018
	$ Thousands
Current liabilities
Current maturities of long-term liabilities:
Loans from banks and others	36,630	20,302
Non-convertible debentures	8,841	2,933
Others	134	-
	45,605	23,235

Non-current liabilities
Loans from banks and others	503,647	487,759
Non-convertible debentures	73,006	75,476
	576,653	563,235

Total	622,258	586,470

Note 16 – Loans and Debentures (Cont’d)

A.	Classification based on currencies and interest rates

	Weighted-average interest rate December 31	As at December 31,
	2019	2019	2018
	%	$ Thousands

Debentures
In shekels	4.45%	81,847	78,409

Loans from banks and others
In shekels	4.70%	540,411	508,061

		622,258	586,470

As at December 31, 2019 and December 31, 2018, all loans and debentures relate to liabilities incurred by OPC and its subsidiaries.

Long term loans from banks and others

B.	OPC Rotem

OPC Rotem’s financing agreement

The power plant project of OPC Rotem was financed by the project financing method (hereinafter – “Rotem’s Financing Agreement”). Rotem’s Financing Agreement was signed with a consortium of lenders led by Bank Leumi Le-Israel Ltd. (hereinafter respectively – “Rotem’s Lenders” and “Bank Leumi”). Pursuant to Rotem’s Financing Agreement, liens were placed on OPC Rotem’s existing and future assets and rights in favor of Harmetik Trust Services (1939) Ltd., (hereinafter – “Harmetik”) formerly, The Trust Company of Bank Leumi Ltd., as well as on most of OPC Rotem’s bank accounts and on OPC’s holdings in OPC Rotem.

The loans (which are linked to the CPI) are being repaid on a quarterly basis up to 2031, commencing from the fourth quarter of 2013. Rotem’s Financing Agreement also provides certain restrictions with respect to distribution of a dividend.

Pursuant to Rotem’s Financing Agreement, OPC Rotem is required to keep a Debt Service Reserve during the two-year period following completion of the power plant. The amount of Debt Service Reserve will be equivalent to the following two quarterly debt payments. As at December 31, 2019 and 2018, the amount of the Debt Service Reserve is approximately NIS 76 million (approximately $22 million) and approximately NIS51 million (approximately $14 million) respectively.

Note 16 – Loans and Debentures (Cont’d)

OPC Rotem has credit facilities from Bank Leumi of amount NIS 21 million (approximately $6 million), which were provided for OPC Rotem’s working capital needs and for provision of bank guarantees. As at December 31, 2019, OPC Rotem had utilized NIS 7 million (approximately $2 million) of said facilities for purposes of bank guarantees and collaterals for forward contracts.

Under Rotem’s Financing Agreement, OPC together with IC Power Asia Development Ltd. (“ICPAD”), and the holders of the non‑controlling interests in Rotem (hereinafter – “Veridis”), issued corporate guarantees in the amounts of NIS 80 million (approximately $23 million) and NIS 20 million (approximately $6 million), respectively, in order to secure OPC Rotem’s liabilities under Rotem’s Financing Agreement. In December 2017, an amended credit facility agreement was signed, according to which ICPAD was released from the corporate guarantee, in return for the accumulation of an additional fund in OPC Rotem in the amount of NIS 57.5 million (approximately $15.3 million) (the “Owners' Guarantee Fund"), regarding which in order to ensure its accumulation, OPC and Veridis issued corporate guarantees in favor of Rotem’s lenders. The Owners' Guarantee Fund is subjected to an adjustment formula whereby under certain coverage ratios, it can reach a maximum amount of NIS115 million (approximately $33 million). The Owners’ Guarantee Fund accumulates in the following manner – NIS20 million (approximately $5 million) upon signing the amended credit agreement and the balance will accumulate over 24 months in semi-annual deposits.

As at December 31, 2019, OPC Rotem had completed accruing the Owner’s Guarantee Fund, and subsequent to year end, in February 2020, the corporate guarantees provided by OPC and Veridis of approximately NIS 46 million (approximately $13 million) and NIS 12 million (approximately $3 million) respectively were cancelled.

As at December 31, 2019, OPC Rotem and OPC were in compliance with all the covenants in accordance with Rotem’s Financing Agreement.

C.	OPC Hadera

Hadera’s financing agreement

In July 2016, Hadera entered into a financing agreement for the senior debt (hereinafter – “the Hadera Financing Agreement”) with a consortium of lenders (hereinafter – “Hadera’s Lenders”), headed by Israel Discount Bank Ltd. (hereinafter – “Bank Discount”) and Harel Insurance Company Ltd. (hereinafter – “Harel”) to finance the construction of the Hadera Power Plant, whereby the lenders undertook to provide Hadera credit frameworks, mostly linked to the CPI, in the amount of NIS 1,006 million (approximately $290 million) in several facilities (some of which are alternates): (1) a long‑term credit facility (including a framework for changes in construction and related costs); (2) a working capital facility; (3) a debt service reserves account and a VAT facility; (4) a guarantees facility; and (5) a hedge facility.

Some of the loans in the Hadera Financing Agreement are linked to the CPI and some are unlinked. The loans accrue interest at the rates specified in the agreement and are to be repaid in quarterly installments according to the repayment schedules specified in the Hadera Financing Agreement over a period of 18 years from the commencement date of the repayments in accordance with the provisions of the agreement.

In connection with the Hadera Financing Agreement, liens were placed in favor of Bank Discount, as a trustee for the collaterals on behalf of Hadera’s Lenders, on some of OPC Hadera’s existing and future assets, on the rights of OPC Hadera and on the holdings of OPC in OPC Hadera. Hadera’s Financing Agreement includes certain restrictions in respect of distributions and repayment of shareholders’ loans, which provide that, among other things, distributions and repayments as stated may be made at the earliest after 12 months from the commercial operation date of the Hadera Power Plant and after at least 3 debt repayments. In addition, OPC Hadera undertook, commencing from the commercial operation date, to provide a debt service reserve in an amount equal to the amount of the debt payments for two successive quarters.

In June 2019, it was agreed with Hadera’s Lenders to extend the final date for commercial operation provided in Hadera’s Financing Agreement, up to the date of commercial operation as provided in the conditional license or the end of March 2020 – whichever occurs first. In March 2020, the final date for commercial operation provided in Hadera’s Financing Agreement was further extended to June 2020. It is noted that a delay in the commercial operation after the said date constitutes grounds for calling from immediate repayment under Hadera’s Financing Agreement.

As at December 31, 2019, the validity of Hadera’s conditional license is up to March 19, 2020. For information on the extension of the conditional license, refer to Note 33.3.B.

Note 16 – Loans and Debentures (Cont’d)

As at the December 31, 2019, Hadera withdrew a total of NIS 616 million (approximately $178 million) out of the Hadera Financing Agreement. The interest rate on the withdrawn amounts up to the date of the report ranges between about 3.1% and about 3.9% on the CPI-linked loans and between about 4.7% and about 5.4% on the loans not linked to the CPI.

As at December 31, 2019, OPC Hadera and OPC were in compliance with all of the covenants pursuant to Hadera’s Financing Agreement.

D.	OPC Tzomet

Tzomet’s financing agreement

In December 2019, a financing agreement for the senior debt (project financing) was signed between OPC Tzomet and a syndicate of financing entities led by Bank Hapoalim Ltd. (hereinafter – “Bank Hapoalim”, and together with the other financing entities hereinafter – “Tzomet’s Lenders”), for financing construction of the Tzomet power plant (hereinafter – “Tzomet’s Financing Agreement”).

As part of Tzomet’s Financing Agreement, Tzomet’s Lenders undertook to provide OPC Tzomet a long‑term loan framework, a standby framework, a working capital framework, a debt service reserve framework, a VAT framework, a third‑party guarantees framework and a hedging framework, in the aggregate amount of NIS 1.372 billion (approximately $397 million). Part of the amounts under these frameworks will be linked to the CPI and part of the amounts will be linked to the dollar. The loans accrue interest at the rates provided in Tzomet’s Financing Agreement.

The principal and interest of the loans from the long‑term framework and the standby framework are to be repaid in quarterly payments, which will fall shortly before the end of the first or second quarter after the commencement date of the commercial operation up to the date of the final payment, which will take place on the earlier of the end of 19 years from the commencement date of the commercial operation or 23 years from the signing date of Tzomet’s Financing Agreement (however not later than December 31, 2042). The loans granted out of the VAT framework are to be repaid in a single payment on the final repayment date, but not later than the end of one year from commencement of the commercial operation. Loans granted out of the working capital framework are to be repaid in a single payment on the final repayment date provided in Tzomet’s Financing Agreement, but not later than the end of 19 years from the commencement date of the commercial operation. Loans granted out of the debt service credit framework are to be repaid on a “cash sweep” basis, within one year from the withdrawal date of each loan, but in any event no later than the final repayment date of the long‑term loans framework. Every loan granted out of the third‑party guarantees framework or out of the hedging framework, are to be repaid as detailed below: (a) during the construction period – on the grant date of a loan out of the long‑term loans framework, the first one that will fall after granting of the loan being repaid as stated, or on an earlier date out of the balances in OPC Tzomet’s accounts; and (b) during the operation period  – on a “cash sweep” basis, within six months from the withdrawal date the loan, but in any event no later than up to the final repayment date provided in Tzomet’s Financing Agreement with respect to loans out of the long‑term loans framework.

As part of Tzomet’s Financing Agreement, terms were provided with reference to conversion of interest on the long‑term loans from variable interest to CPI‑linked interest. Such a conversion will take place in three cases: (a) automatically at the end of 6 years after the signing date of Tzomet’s Financing Agreement; (b) at OPC Tzomet’s request during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement; (c) at Bank Hapoalim’s request, in certain cases, during the first 6 years commencing from the signing date of Tzomet’s Financing Agreement. In addition, OPC Tzomet has the right to make early repayment of the loans within 6 years after the signing date of Tzomet’s Financing Agreement, subject to a one‑time reduced payment (and without payment of an early repayment penalty), and provided that up to the time of the early repayment, the loans were not converted into loans bearing fixed interest linked to the CPI. Tzomet’s Financing Agreement also includes certain restrictions with respect to distributions and repayment of shareholders’ loans.

As at December 31, 2019, OPC Tzomet and OPC were in compliance with all the covenants in accordance with Tzomet’s Financing Agreement.

OPC Tzomet’s equity subscription agreement

In December 2019, an equity subscription agreement (hereinafter – “Tzomet’s Equity Subscription Agreement”) was signed. As part of the said agreement, the Company undertook certain commitments to the Lenders in connection with OPC Tzomet and its activities, including investment of shareholders’ equity in OPC Tzomet of about NIS 293 million (approximately $85 million). As at December 31, 2019, OPC had invested in OPC Tzomet about NIS 88 million (approximately $25 million) out of the total shareholders' equity (as defined in Zomet’s Equity Subscription Agreement). The balance of the shareholders’ equity is to be provided in increments, and OPC provided on the signing date of the agreement a bank guarantee in the amount of NIS 230 million (approximately $67 million) (linked to the CPI). Subsequent to year end, in January 2020, in light of additional equity invested by OPC in OPC Tzomet pursuant to Tzomet’s Equity Subscription Agreement, the guarantees were reduced to approximately NIS 157 million (approximately $44 million) (linked to the CPI).

Note 16 – Loans and Debentures (Cont’d)

E.	OPC

Credit framework agreement

In December 2019, the Company signed a framework agreement for taking out short‑term credit with a bank, for purposes of payment of the Initial Assessment of OPC Tzomet (as stated in Note 10.A.1.c), up to the end of March 2020 (hereinafter – “the Credit Framework Agreement”). The framework under the Credit Framework Agreement is in an amount of up to NIS 230 million (approximately $66 million), where amounts withdrawn by OPC will bear annual interest at the rate of prime + 0.6%. Subsequent to year end, in January 2020, OPC withdrew the amount of NIS 230 million (approximately $66 million) from the said framework, where the amount of NIS 169 million (approximately $49 million) was used by OPC for purposes of payment of the Initial Assessment (hereinafter – “the Loan”), and the balance was used by OPC in order to provide a bank guarantee to Israel Lands Authority to secure the balance of the payment (hereinafter – “the Guarantee”). The Loan is scheduled for repayment in April 2020, and the Guarantee is valid for a period of one year from the date of its grant. As part of the Credit Framework Agreement, OPC undertook that so long as short‑term credit has not been fully repaid, it will comply with the financial covenants as provided in the Credit Framework Agreement. The Company undertook not to create liens, in accordance with the covenant provided in the Credit Framework Agreement.

As at December 31, 2019, OPC was in compliance with the covenants in accordance with the Credit Framework Agreement.

Hedge agreement

In June 2019, OPC entered into a hedge agreement with Bank Hapoalim Ltd. for hedge of 80% of the exposure to the CPI with respect to the principal of loans from financial institutions, in exchange for payment of additional interest at the annual rate of between 1.7% and 1.76% (hereinafter – “the CPI Transactions”). OPC chose to designate the CPI Transactions as an “accounting hedge”.

Debentures

F.
In May 2017, OPC issued debentures (Series A) to classified investors under a private placement, which were listed for trade on the Institutional Continuous Trading Platform. The debentures, with a par value of NIS 320 million (approximately $85 million), bear annual interest at the rate of 4.95% and are repayable, principal and interest, every six months, commencing on June 30, 2018 (on June 30 and December 30 of every calendar year) through December 30, 2030. Under the terms, the interest on the debentures will be reduced by 0.5% in the event of their listing for trade on the main list of the TASE. The debentures have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd. (hereinafter -– “Maalot”).

On August 20, 2017, OPC listed the debentures for trade in the stock exchange under an issuance and the listing of its shares for trade and accordingly, from that date, interest on the debentures (Series A) was reduced by 0.5%, to 4.45% per year.

According to the trust certificate, OPC recorded, a first priority, floating lien, unlimited in amount, on all of its assets, in favor of the trustee on behalf of the holders of the debentures. The floating lien will not preclude OPC from pledging specific assets and disposal of other assets by OPC.

The trust certificate contains customary causes for calling the debentures for immediate repayment, including in the case of breach, insolvency, liquidation proceedings, receivership, stay of proceedings and creditors’ arrangements, certain types of restructuring, material downturn in the condition of OPC, etc. In addition, the right to call for immediate repayment arises upon: (1) occurrence of certain events of loss of control by Kenon.; (2) a call for immediate repayment of other debts (or guarantees) of OPC or of OPC Hadera or OPC Rotem in certain predefined minimum amounts; (3) a change in the area of OPC’s activities such that its main area of activity is not in the energy sector in Israel, including the area of generating electricity in power plants and from renewable energy sources; (4) discontinuation of the rating over a certain period of time and if the rating of the debentures falls below the level of Baa3 (or BBB–);  and (5) suspension of trading for a certain period of time to the extent the debentures are listed for trading on the TASE’s main trading list. All of that stated above is in accordance with the conditions specified in the trust certificate.

Furthermore, the trust certificate (as amended in June 2018) includes an undertaking by OPC to provide a debt service reserve in the amount of 18 months’ payments of principal and interest and to comply with financial covenants and limitations on distributions such that the historical debt coverage ratio will not be less than 1.2, and for purposes of a distribution as defined in the trust certificate the “historical debt coverage ratio” may not be less than 1.4, there must be minimum shareholders’ equity of NIS 80 million (approximately $23 million) and an “equity to total assets” ratio of at least 12.5% (and for purposes of distribution, the minimum shareholders’ equity may not be less than NIS 120 million (approximately $35 million), and the ratio of the shareholders’ equity to the total assets may not be less than 25%).

As at December 31, 2019, OPC was in compliance with all the covenants in accordance with the trust certificate.

Note 16 – Loans and Debentures (Cont’d)

The terms of the debentures also provide for the possible raising of the interest rate in certain cases of a decline in the rating, in certain cases of breach of financial covenants, and in certain cases of use of the debt servicing reserve where the reserve is not sufficiently re‑funded within the time frame set forth in the trust certificate. OPC’s ability to expand the debenture series was restricted under certain circumstances, including maintaining the rating of the debentures at it was shortly prior to the expansion of the series and there being no breach.

Note 17 – Trade Payables

	As at December 31,
	2019	2018
	$ Thousands
Current
Trade Payables	15,375	25,082
Accrued expenses and other payables	20,632	22,590
	36,007	47,672

Note 18 – Other Current Liabilities

	As at December 31,
	2019	2018
	$ Thousands

Government institutions	1,972	244
Employees and payroll institutions*	4,983	2,870
Accrued expenses	6,603	7,505
Interest payable	516	277
Liability in respect of acquisition of non-controlling interests (1)	1,302	-
Others*	875	1,176
	16,251	12,072

*	Reclassified 2018 numbers to be comparable with current year presentation.
(1)	Refer to Note 10.A.1.c for further details.

Note 19 – Right-Of-Use Assets and Lease Liabilities

A)	The Group leases the following items:

i)	Land

The leases are typically entered into with government institutions for the construction and operation of OPC’s power plants. They typically run for a period of more than 20 years, with an option for renewal.

ii)	OPC gas transmission infrastructure

The lease for the gas Pressure Regulation and Measurement Station (“PRMS”) relates to the facility at OPC Hadera’s power plant. For further details, please refer to Note 20.B.b.

iii)	Offices

The leases range from 3 to 10 years, with options to extend.

B)	Right-of-use assets

	As at December 31, 2019
	Balance at beginning of year	Depreciation charge for the year	Adjustments	Balance at end of year
	$ Thousands

Land*	6,537	(263)	579	6,853
PRMS facility*	6,866	(451)	91	6,506
Offices	3,573	(487)	219	3,305
Others	423	-	36	459
	17,399	(1,201)	925	17,123

*Beginning balance includes reclassification from Property, Plant and Equipment, Net. Refer to Note 14 for further details.

C)	Amounts recognized in the consolidated statements of profit & loss

As at December 31,
2019
$ Thousands

Interest expenses in respect of lease liability	108

D)	Amounts recognized in the consolidated statements of cash flows

As at December 31,
2019
$ Thousands

Total cash outflow for leases	831

Note 20 – Contingent Liabilities, Commitments and Concessions

A.	Contingent Liabilities

OPC

a.	Local Council of Shapir development levies

In December 2019, an arrangement was signed between OPC Tzomet and the Local Council of Shapir, whereby OPC Tzomet received an initial calculation of the development levies in respect of the Tzomet project, in the amount of NIS 28 million (approximately $8 million) (not including VAT) (hereinafter – the “Calculation of the Levies”). In light of the position of OPC Tzomet that the amount to be paid to the Council is significantly lower than the Calculation of the Levies, and in order to permit advancement of the Tzomet Project and issuance of a building permit that requires approval of the Council, the Council agreed as part of the arrangement that OPC Tzomet will pay, in the first stage, an amount of NIS 13 million (approximately $4 million) which there is no dispute between the parties (which was paid in December 2019), and OPC Tzomet will provide a bank guarantee in the amount of NIS 15 million (approximately $4 million), in favor of the Council in respect of the difference that is disputed between the parties. Further to that stated, the Council notified the relevant parties of its consent to issue the building permit for the Tzomet Project. In January 2020, the Council sent OPC Tzomet a charge notification in respect of the Calculation of the Levies, in the amount of NIS 36 million (approximately $10 million). OPC Tzomet is examining submission of an administrative petition against the Shapir Regional Council in respect of the amount in dispute. In OPC Tzomet’s estimation, it is more probable than not that OPC Tzomet will not pay any additional amounts in respect of the development levies, and accordingly, no provision was provided for in the financial statements. For further details, please refer to Note 10.A.1.c.

b.	ORL Claim

In November 2017, a request was filed with the Tel Aviv-Jaffa District Court to approve a derivative claim on behalf of Oil Refineries Ltd. ("ORL"). The request is based on the petitioner's contention that the undertaking in the electricity purchase transaction between ORL and OPC Rotem is an extraordinary interested party transaction that did not receive the approval of the general assembly of ORL shareholders on the relevant dates. The respondents to the request include ORL, OPC Rotem, the Israel Corporation Ltd. and the members of ORL's Board of Directors at the time of entering into the electricity purchase transaction. The requested remedies include remedies such as an injunction and financial remedies.

The subject of the request is the gas purchase transactions of ORL, Israel Chemicals Ltd., OPC Rotem and OPC Hadera (the "Group Companies"), including their inter-company aspects, including: (1) a transaction of the Group Companies for the purchase of natural gas from Tamar Partners; and (2) transactions of the Group Companies for the purchase of natural gas from Energean Israel Ltd. (“Energean”).

As for the transaction with Energean, the plaintiff contends that beyond the Group's transaction with a third party (i.e., Energean), a transaction is required among the Group Companies themselves regarding the distribution of the economic benefits achieved in the joint negotiations in a manner that suits the purchasing and bargaining power of each of the group companies.

The plaintiff contends that the alleged absence of such an inter-company transaction (or the alleged absence of a proper procedure regarding the distribution of the benefit) discriminates against ORL (the inter-company dimension is not at market conditions) and ORL does not receive its share in the economic benefits due to its large purchasing power and its contribution to the negotiations with Energean (inter alia, in view of the fact that the transaction was made at similar prices for the Group Companies).

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The main remedies for which the plaintiff is petitioning in relation to the Energean deal are a number of declarative and financial measures, and inter alia, an inter-company process that will reflect the differences in purchasing power between the companies.

With respect to the Tamar transaction, the petitioner claims that the Tamar transaction was not approved by ORL as required and additional claims regarding this transaction, including the question of its being beneficial to ORL and at market conditions; with respect to the Tamar transaction, declaratory remedies and compensatory remedies were requested from ORL and/or the refund of the amounts of the benefits that the OPC Hadera and the other parties to the transaction allegedly received, at the expense of ORL, with an additional coefficient petitioned.

In August 2018 the Group Companies submitted their response to the claim filed. The response rejected the contentions appearing in the claim and requested summary dismissal of the claim. Hearings on the proofs have been scheduled for July 2020.

In OPC’s estimation, it is more reasonable than not that the claim will not be accepted by the Court and, accordingly, no provision has been included in the financial statements in respect of the claim as at December 31, 2019.

c.	Dalia petition

On December 26, 2019, OPC received a copy of a petition filed in the Supreme Court sitting as the High Court of Justice wherein it was requested to issue a conditional order and an interim order (the “Petition”), which was filed by Or Energy Power (Dalia) Ltd. and Dalia Energy Power Ltd. (collectively the “Petitioners”) against the EA, the Plenary Electricity Authority (“Plenary”), the State of Israel – the Ministry of Energy and OPC Tzomet (collectively the “Respondents”).

The Petition included, mainly, contentions in connection with decisions and actions of the EA relating to Regulation 914, and with reference to the conditional license of OPC Tzomet which, the Petitioners contended, permit OPC Tzomet to improperly (unlawfully) be covered by this Regulation and as a result, so the Petitioners contended, to block their entry into this Regulation. The Petitioners contended that the conduct of the EA and the Plenary justify intervention by the Court and issuance of a conditional order, as well as an interim order in light of the expiration of Regulation 914 on January 1, 2020, which would permit the Petitioners, so they argue, after acceptance of the Petition, to fully enter into Regulation 914.

The main relief requested by the Petitioners was a request for a conditional order instructing the EA and the Plenary to provide reasons why: (a) the Variable Availability Amendment decision (hereinafter – “the Decision”) of the EA should not be cancelled; (b) it should not be determined that the conditional license of OPC Tzomet is void; (c) it should not be determined that OPC Tzomet’s connection study from September 2019 is void; (d) it should not be determined that OPC Tzomet is not entitled to be covered by Regulation 914 due to that stated in subsections (b) and (c) above; and to grant any other relief the Court sees fit and to charge for expenses any party that objects to the Petition. In addition, the Petitioners request that since Regulation 914 is expected to expire on January 1, 2020, the Court should rule that until a decision is rendered with respect to the Petition: (a) the validity of Regulation 914 should not expire with respect to the Petitioners; and (b) entry into effect of the decision should be stayed and no action should be executed that is based thereon or, alternatively, the Petition should be set for an urgent hearing.

In OPC’s estimation, it was more reasonable than not that the Petition will not be accepted by the Supreme Court and, accordingly, no provision was provided for in the financial statements in respect of the Petition as at December 31, 2019.

Subsequent to year end, in February 2020, the Supreme Court cancelled the Petition with no order for expenses.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	IEC power purchase agreement

In March 2013, OPC Rotem received a letter from IEC, claiming a breach of the PPA by OPC Rotem, due to a delay in the commercial operation date. Rotem responded that it rejects the aforementioned claim. No legal claim was filed by (“IEC”). Based on the opinion of its legal advisors, OPC Rotem believes that it is more likely than not that any prospective IEC claim in this respect will not be successful, and therefore, no provision was included in the financial statements.

In 2014 (commencing in August), letters were exchanged between OPC Rotem and IEC regarding the tariff to be paid by OPC Rotem to IEC in respect of electricity that it had purchased from the electric grid, in connection with sale of electricity to private customers, where the electricity generation in the power plant was insufficient to meet the electricity needs of such customers.

It is OPC Rotem’s position that the applicable tariff is the “ex-post” tariff, whereas according to IEC in the aforesaid exchange of letters, the applicable tariff is the TAOZ tariff, and based on part of the correspondences even a tariff that is 25% higher than the TAOZ tariff (and some of the correspondences also raise allegations of breach of the PPA with IEC). In order to avoid a specific dispute, Rotem paid IEC the TAOZ tariff for the aforesaid purchase of electricity and commencing from that date, it pays IEC the TAOZ tariff on the purchase of electricity from IEC for sale to private customers. In OPC Rotem’s estimation, it is more likely than not that OPC Rotem will not pay any additional amounts in respect of the period ended December 31, 2019. Therefore, no provision was included in the financial statements.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

B.	Commitments

a.	OPC Rotem

Agreement for purchase of electricity between OPC Rotem and IEC

On November 2, 2009, OPC Rotem signed a power purchase agreement (the “PPA”) with IEC, whereby OPC Rotem undertook to construct the plant, and IEC undertook to purchase capacity and energy from OPC Rotem over a period of twenty (20) years from the commencement date of commercial operation of the plant. The PPA includes sections governing the the obligations of each parties in the construction and operation period, as well as a compensation mechanism in the case of non-compliance by one of the parties with its obligations under the PPA. For more details on compensation to IEC, please refer to Note 20.A.d.

Maintenance agreement between OPC Rotem and Mitsubishi

On June 27, 2010, OPC Rotem entered into an agreement with Mitsubishi Heavy Industries Ltd. (which was assigned to Mitsubishi Hitachi Power Systems Ltd. on June 24, 2014 and again to Mitsubishi Hitachi Power Systems Europe Ltd. on March 31, 2016) (hereinafter – “Mitsubishi”), for the long-term maintenance of the Rotem power plant, commencing from the date of its commercial operation, for an operation period of 100,000 work hours or up to the date on which 8 scheduled treatments of the gas turbine have been completed (which the Company estimates at 12 years), at a cost of about €55 million (approximately $16 million), payable over the period based on the formula provided in the agreement (hereinafter – “the Maintenance Agreement”). According to the Maintenance Agreement, Mitsubishi will perform maintenance work on the main components of Rotem Power Plant, comprising the gas turbine, the steam turbine and the generator (hereinafter – “the Main Components”). In addition, Mitsubishi will supply new or renovated spare parts, as necessary. It is noted that the Agreement covers scheduled maintenance and that, as a rule, OPC Rotem will be charged separate additional amounts for any unscheduled or additional work, to the extent required. Nevertheless, the Agreement provides for unscheduled maintenance, subject to certain restrictions and to the terms of the Agreement.

As part of the Maintenance Agreement, OPC Rotem undertook to perform the maintenance work that does not relate to the Main Components, as well as regular maintenance of the site. In addition, OPC Rotem is required to provide to Mitsubishi, during the servicing, services and materials that are not covered under the Maintenance Agreement, and will make personnel available as set forth in the agreement. The Maintenance Agreement stipulates the testing, renovation and maintenance cycles of the Main Components as well as the duration of each test.

The Maintenance Agreement includes undertakings by Mitsubishi in connection with the performance of the Rotem Power Plant. Mitsubishi has undertaken to compensate OPC Rotem in the event of non-compliance with the aforesaid undertakings and OPC Rotem, on its part, has undertaken to pay bonuses to Mitsubishi for improvement in the performance of the Rotem Power Plant as a result of the maintenance work; all this – up to an annual ceiling amount, as stipulated in the Maintenance Agreement.

In 2017, OPC Rotem and Mitsubishi, in joint cooperation, advanced the scheduled maintenance date from November 2017 to April 2017. As a result of advancing the maintenance date, OPC Rotem accelerated depreciation of the maintenance component at the Rotem Power Plant. The impact of the accelerated depreciation on the results of operations in the period of the report amounted to about NIS 8.6 million (approximately $2 million).

In 2018, an additional maintenance treatment was performed – the first maintenance treatment of the “major overhaul” type, which is performed about once every 6 years (hereinafter – “the Maintenance Work”). This Maintenance Work included extensive maintenance work in the Power Plant’s systems, particularly in the gas, steam and generator turbines. During performance of the Maintenance Work, Power Plant’s activities were suspended along with the related energy generation. The Maintenance Work was carried on as planned from September 25, 2018 and up to November 10, 2018. Supply of the electricity to the Power Plant’s private customers continued as usual – this being based on criteria published by the EA and OPC Rotem’s PPA agreement with IEC.

During 2019, no planned maintenance was performed.

Since the start of the agreement up to December 31, 2019, Mitsubishi completed four planned maintenance treatments of the gas turbine.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Agreements for acquisition of electricity between OPC Rotem and private customers

OPC Rotem has entered into long-term agreements with its customers for sale of electricity. Most sales are conducted under long‑term agreements for periods of 10 years from commencement of the supply. Additionally, from time to time, OPC Rotem enters into short‑term agreements for sale of electricity (hereafter – “the PPA Agreements”). The consideration that is stipulated in the agreements is based on the TAOZ tariff with a certain discount given with respect to the generation component. The TAOZ tariff, including the generation component tariff, is determined and updated from time to time by the Electricity Authority. Under the terms of the agreements, OPC Rotem is committed to a minimum availability of the power supply plant (non-compliance with the said minimum availability is subject to financial penalties).

It is noted that OPC Rotem has no obligation to provide a discount with respect to the generation component in certain cases, such as the non‑supply of natural gas. The terms of the agreements also entitle OPC Rotem to cancel the agreement, including in the event that the generation component drops below the minimum tariff that is set forth in the power purchase agreement (PPA) with IEC. Rotem has an option to sell the relevant output that had been allocated to private customers back to IEC, subject to advance notice of 12 months, and to be eligible for fixed availability payments. As a rule, the PPA agreements with customers are not secured by collaterals.

Gas transmission agreement between OPC Rotem and Israel Natural Gas Lines Ltd.

In July 2010 (and as amended in April 2011), Rotem signed a gas transmission agreement with Israel Natural Gas Lines Ltd. (“INGL”). The agreement expires in 2029, with a renewal option for 5 additional years. The agreement includes a payment for a gas PRMS, which was constructed for OPC Rotem, at a cost of about NIS 47 million (approximately $13.6 million) and a monthly payment for use of the transmission infrastructure. As part of the agreement, Rotem provided a deposit to INGL, in the amount of NIS 2 million (approximately $0.6 million), to secure the monthly payment.

Gas Sale and Purchase Agreement between OPC Rotem and Tamar

On November 25, 2012, OPC Rotem signed an agreement with Tamar Partners regarding supply of natural gas to the power plant (hereinafter – “the Agreement between Tamar and OPC Rotem”). The Agreement between Tamar and OPC Rotem will remain in effect until September 2029. In addition, if 93% of the total contractual quantity is not consumed, both parties have the right to extend the agreement up to the earlier of consumption of the full contractual quantity or two additional years. The total contractual quantity under the agreement amounts to 10.6 BCM (billion cubic meters).

Certain annual quantities in the Agreement between Tamar and OPC Rotem are subject to a “Take‑or‑Pay” obligation (hereinafter – the “TOP”), based on a mechanism set forth in the Agreement. Under the Agreement between Tamar and OPC Rotem, under certain circumstances, where there is a payment for a quantity of natural gas that is not actually consumed or a quantity of gas is purchased above the TOP amount, OPC Rotem may, subject to the restrictions and conditions set forth in the Agreement, accumulate this amount, for a limited time, and use it within the framework of the Agreement. The Agreement includes a mechanism that allows, under certain conditions, assignment of these rights to related parties for quantities that were not used proximate to their expiration date. In addition, OPC Rotem is permitted to sell surplus gas in a secondary sale (with respect to distribution companies, at a rate of up to 15%). In addition, OPC Rotem was granted an option to reduce the contractual daily quantity to a quantity equal to 83% of the average gas consumption in the three years preceding the notice of exercise of this option. The annual contractual quantity will be reduced starting 12 months after the date of such notice, subject to the adjustments set forth in the Tamar Agreement with OPC Rotem (including the TOP). If the annual contractual quantity is decreased, all other contractual quantities set forth in the agreement are to be decreased accordingly. Nevertheless, the TOP is expected to decrease such that the minimum consumption quantity will constitute 50% of the average gas consumption in the three years prior to the notice of exercise of the option. The option is exercisable starting from January 1, 2020, but not later than December 31, 2022. The Supervisor of Restrictive Business Practices (Antitrust) (hereinafter – “the Supervisor”) is authorized to update the notice period in accordance with the circumstances. On December 28, 2015, the Agreement received the Supervisor’s approval.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

The Agreement between Tamar and OPC Rotem allows reducing the supply of gas to OPC Rotem during the “Interim Period” (as detailed below) in the event of gas shortage and gives preference in such a case to certain customers of Tamar Partners over OPC Rotem. Nevertheless, in April 2017, the Natural Gas Sector Regulations (Maintaining a Natural Gas Sector during an Emergency), 2017, were published, which provide for handling of the gas supply in the event of failure by a gas supplier to supply all of the natural gas out of the relevant field. In general, pursuant to the Regulations, in the event of shortage of natural gas, the available gas will be allocated proportionately among consumers that generate electricity and consumers that do not generate electricity, based on their average consumption, and after deducting gas quantities that are reserved for distribution consumers. It is noted that in extraordinary circumstances of a shortage that has a significant adverse impact on the regular operation of the electricity sector, the Regulations authorize the Minister of Energy to make an exception to the allocation provided in the Regulations, after consulting with the Director of the Natural Gas Authority and the Director of the EA.

Without detracting from that stated above, pursuant to the Agreement between Tamar and OPC Rotem, OPC Rotem is defined as a “Tier B” customer and accordingly during the “Interim Period”, under certain circumstances, Tamar Partners will not be obligated to supply Rotem’s daily capacity. On the other hand, during the “Interim Period” OPC Rotem is not subject to any TOP obligation.

The “Interim Period” commenced based on the notification of Tamar Partners in April 2015 and based on the update received subsequent to year end, in January 2020, it is expected to end in March 2020.

Pursuant to the agreement, the price is based on a base price in NIS that was determined on the signing date of the agreement, linked to changes in the generation component tariff, which is part of the TAOZ, and in part (30%) to the representative rate of exchange of the U.S. dollar. As a result, increases and decreases in the generation component, as determined by the Electricity Authority, affect OPC Rotem’s cost of sales and its profit margins. In addition, the natural gas price formula set forth in the Agreement between Tamar and Rotem is subject to a minimum price denominated in US dollars.

In November 2019, an amendment to the Tamar agreement was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Rotem to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Rotem will be reduced to quantity equal to 40% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Rotem committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish and Tanin reservoirs (hereinafter – “the Karish Reservoir”), except for a limited consumption of gas during the test‑run period of the Karish Reservoir. Subsequent to year end, in January 2020, the decision of the Business Competition Supervisor was received whereby OPC is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

b.	OPC Hadera

Agreement for purchase of electricity between OPC Hadera and IEC

In September 2016, OPC Hadera signed an agreement with IEC to purchase energy and provide infrastructure services. As part of the agreement, OPC Hadera undertook to sell energy and related services to IEC, and IEC undertook to sell OPC Hadera infrastructure services and electricity system management services, including backup services. The agreement will remain in effect until the end of the period in which OPC Hadera is permitted to sell electricity to private consumers, and until the end of the period in which OPC Hadera is permitted to sell energy to the system manager, in accordance with the provisions of the generation license, i.e. up to the end of 20 years from the date of commercial operation. It was also determined that the System Administrator will be entitled to disconnect the Hadera power plant from the electricity grid if it fails to comply with the safety instructions prescribed by law, or a safety instruction of the System Administator, which would be delivered to OPC Hadera in advance and in writing. OPC Hadera has also undertaken to meet the availability and reliability requirements set forth in its license and the covenants, and to pay for non-compliance therewith.

Agreements for sale of electricity between OPC Hadera and end users

OPC Hadera has signed long‑term agreements for sale of electricity to its customers. Most of the agreements are for a period of 10 years, while in most of the agreements the end user has an early termination right, with a right of refusal by OPC Hadera. The consideration was determined on the basis of the TAOZ rate, less a discount with respect to the generation component.

If the consideration is less than the minimum tariff set for the generation component, OPC will have the right to terminate the agreements.

In addition, the agreements include compensation in the event of a delay in the commercial operation of the power plant and compensation for unavailability of the power plant below an agreed minimum level. Most of the agreements permit the customers to conclude the undertaking in a case of a delay of more than nine months from the operation date stated in the agreements with them. As at December 31, 2019, based on most of the agreements, the said nine months ended in December 2019 – January 2020. As a result, in light of the delay in the commercial operation date of the Hadera Power Plant, as stated in Note 20.B.b, OPC Hadera is paying compensation to customers. As at December 31, 2019, the compensation to customers (including compensation to Hadera Paper, as detailed below) amounted to about NIS 11 million (approximately $3 million), of which NIS 4 million (approximately $1 million) was paid in 2019. Pursuant to the provisions of FRS 115 relating to “variable consideration”, on the date of payment of compensation to customers, the Company recognized Long‑term prepaid expenses that are amortized over the period of the contract, commencing from the commercial operation date of the Hadera Power Plant, against a reduction of Revenue.

Power and steam supply Agreement between OPC Hadera and Hadera Paper

OPC Hadera has signed two agreements with Hadera Paper: (a) a long‑term supply agreement whereby Hadera will exclusively supply electricity and steam to Hadera Paper Works for a period of 25 years from the commercial operation date of the Hadera Power Plant; and (b) a short‑term supply agreement whereby from the commencement date of sale of the electricity and steam and up to the commercial operation date of the Hadera Power Plant, together with entry into effect of the long‑term supply agreement, OPC Hadera will supply all the electricity generated at the Energy Center, which is located in the yard of Hadera Paper Works, and all the steam produced at the Energy Center, to Hadera Paper.

The above agreements include a commitment by Hadera Paper to a “Take‑or‑Pay” mechanism (“TOP”) for a certain annual quantity of steam, on the basis of a mechanism set forth in the agreements and, on the other hand, the agreements include an obligation of OPC Hadera to a certain availability level with respect to the supply of electricity and steam and exposure of OPC Hadera to payment of compensation in the event of non‑compliance with the commercial operation date of the power plant as specified in the agreements. For details regarding the amount of compensation paid during the period of the report – see above.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas Sale and Purchase Agreement (“GSPA”) between Tamar and OPC Hadera

On June 30, 2015, the gas sale and purchase agreement with Tamar Partners that was signed on January 25, 2012 with Hadera Paper Mills (hereinafter – “the Agreement between Tamar and OPC Hadera”) was assigned to OPC Hadera. In addition, on September 6, 2016, OPC Hadera and Tamar Partners entered into an agreement for the sale and purchase of additional gas (hereinafter – “the Additional Gas Agreement”) for the supply of additional quantities of natural gas (in addition to the original gas agreement) commencing from the operation date of the power plant. The price of gas is denominated in dollars and is linked to the weighted‑average generation component published by the EA. In addition, the formula for the price of the natural gas in the Agreement between Tamar and OPC Hadera is subject to a minimum price.

Hadera provided bank guarantees in the amount of about $6.2 million (about NIS 23.3 million) in favor of Tamar Partners, in connection with its undertakings in the Agreement between Tamar and Hadera. In addition, Hadera provided bank guarantees for the benefit of Tamar Partners, in the aggregate amount of about $0.9 million (a NIS 3.2 million) relating to its obligations as part of the additional gas agreement.

In November 2019, an amendment to the agreement with Tamar was signed – the significant arrangements included therein are as follows: (a) the option granted to OPC Hadera to reduce the minimal annual contractual quantity to a quantity equal to 50% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the said option, was changed such that after exercise of the option it is expected that the minimal annual contractual quantity in OPC Hadera will be reduced to quantity equal to 30% of the average annual self‑consumption of the gas in the three years that preceded the notification of exercise of the option, subject to adjustments provided in the agreement and assuming the expected consumption of the gas; (b) OPC Hadera committed to continue to consume all the gas required for its power plant from Tamar (including quantities beyond the minimal quantities) up to the completion date of the test‑run of the Karish Reservoir, except for a limited consumption of gas during the test‑run period of the Karish Reservoir; (c) extension of the timeframe for provision of notice of exercise of the reduction option by Hadera from the end of 2020 to the end of 2022 and shortening of the notification period for reduction of the quantities in the Hadera agreement. Subsequent to year end, in January 2020, the decision of the Business Competition Supervisor was received whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption is granted subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Gas transmission agreement between OPC Hadera and Israel Natural Gas Lines Ltd.

In July 2007, Hadera Paper signed a gas transmission agreement with INGL, which was assigned to Hadera on July 30, 2015, that regulates the transmission of natural gas to the Energy Center. As part of the agreement, which was extended and updated several times, INGL is to construct a PRMS facility for the constructed power plant (hereinafter – “the New PRMS Facility”) at a cost of NIS 27 million (approximately $7 million). The agreement includes a monthly payment for use of infrastructure and for gas transmission to the power plant under construction. The agreement period will run up to the earlier of the following: (a) 16 years from the date of operation of the New PRMS Facility; (b) expiration of the INGL license (as at the date of the report – August 1, 2034); or (c) termination of the agreement in accordance with its terms. In addition, Hadera has an option to extend the period of the agreement by five additional years. INGL constructed and connected the New PRMS Facility in May 2018.

Construction agreement between OPC Hadera and IDOM Servicios Integrados

In January 2016, an agreement was signed between OPC Hadera and SerIDOM Servicios Integrados IDOM, S.A.U (“IDOM”), for the design, engineering, procurement and construction of a cogeneration power plant, in consideration of about NIS 639 million (approximately $185 million) (as amended several times as part of change orders, including an amendment made in 2019 and described below), which is payable on the basis of the progress of the construction and compliance with milestones (hereinafter – “the Hadera Construction Agreement”). The Hadera Construction Agreement contains a mechanism for compensation of OPC Hadera in the event that IDOM fails to meet its contractual obligations, up to the amounts that are set forth in the agreement. IDOM has provided bank guarantees and a corporate guarantee of its parent company to secure the said obligations, and OPC has provided a corporate guarantee to IDOM, in the amount of $10.5 million, to secure part of OPC Hadera’s liabilities.

In October 2018, an addendum to the construction agreement was signed (in this Section – “the Addendum to the Agreement”) whereby the additional amount OPC Hadera was to pay, in the amount of about NIS 43 million (approximately $12 million), in two payments of NIS 21.5 million (approximately $6 million) each, was updated such that the amount of NIS21.5 million (approximately $6 million) was paid to IDOM on February 16, 2019, and the second half will be paid to IDOM on the date of commercial operation, subject to OPC Hadera having a right of offset to this amount in respect of the agreed compensation to which it is entitled to in respect of the delay in the commercial operation. In addition, as part of the Addendum to the Agreement, the parties agreed, among other things, to waive past claims up to signing date of the Addendum to the Agreement. In the Company’s estimation, the commercial operation date of the Hadera Power Plant is expected to be in the second quarter of 2020 – this taking into account the delays that occurred due to defective components that were discovered and the actions required to complete the test‑run.

In accordance with the construction agreement, OPC Hadera is entitled to certain compensation from IDOM in respect of the delay in completion of the construction. As at December 31, 2019, Hadera recognized an asset receivable in respect of compensation from the construction contractor of the Hadera Power Plant of NIS 51 million (approximately $15 million) due to said delay. This is recognized as a reduction against Property, plant and equipment, net.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Maintenance agreement between OPC Hadera and General Electric International and GE Global Parts

On June 27, 2016, OPC Hadera entered into a long-term service agreement (hereinafter - “the Service Agreement”) with General Electric International Ltd. (hereinafter - “GEI”) and GE Global Parts & Products GmbH (hereinafter - “GEGPP”), pursuant to which these two companies will provide maintenance treatments for the two gas turbines of GEI, generators and auxiliary facilities of the OPC Hadera Power Plant for a period commencing on the date of commercial operation until the earlier of: (a) the date on which all of the covered units (as defined in the Service Agreement) have reach the end-date of their performance and (b) 25 years from the date of signing the Service Agreement. The cost of the service agreement amounts to approximately $42 million when the consideration will be payable over the term of the Agreement, based on the formula prescribed therein.

The Service Agreement contains a guarantee of reliability and other obligations concerning the performance of the power plant and indemnification to OPC Hadera in the event of failure to meet the performance obligations. At the same time, Hadera has undertaken to pay bonuses in the event of improvement in the performance of the plant as a result of the maintenance work, up to a cumulative ceiling for every inspection period.

GEII and GEGPP provided OPC Hadera with a corporate guarantee of their parent company to secure these liabilities, and OPC provided GEII and GEGPP a corporate guarantee, in the amount of $21 million, to secure part of OPC Hadera’s liabilities.

c.	OPC Energy Ltd.

Lease option agreement between OPC and Hadera Paper

On April 2017, OPC signed an option agreement with Hadera Paper, effective from February 9, 2017, with respect to lease of an area measuring about 68,000 sq.m. located proximate to the Hadera Power Plant. The option period commenced on the date of signing of the agreement and expires on December 31, 2022. The option period is divided into three periods for which the option fees will be paid: NIS 500 thousand (approximately $0.1 million) for 2017; NIS 1.5 million (approximately $0.4 million) for 2018; and NIS 3 million (approximately $0.9 million) for each of the years 2019 through 2022 (inclusive). In January 2019, an amendment to the option agreement with Hadera Paper was signed whereby it was agreed to extend the option period to 2019, and where the amendment provides that notwithstanding that stated in the original option agreement, OPC is to pay Hadera Paper NIS 2.2 million (approximately $0.6 million) for 2019, and if OPC exercises the option and signs a lease agreement it will pay Hadera Paper on the financial closing date with a financing party with respect to construction of the Hadera Power Plant, an additional amount of NIS 0.8 million (approximately $0.2 million). The amendment to the option provides that no other change applies to the option periods in respect of the years 2020–2022 and the payment in respect thereof.

As part of the agreement, OPC undertook to act to obtain statutory authorisation for advancement of a National Infrastructure Plan for construction of a power plant on the leased area and to pursue advancement and approval of the statutory plan within the option period. OPC is required to notify, at least 90 days prior to the end of each option year, of its intention to extend the option for an additional year. Otherwise, the option will expire at the end of that year. According to the agreement, the option will expire if the National Infrastructure Committee in the Planning Administration refuses to approve the statutory plan and OPC does not initiate legal proceedings in connection with such refusal. If the option is exercised, the lease agreement to be signed will be for a period of 25 years less one month, commencing from the date of transfer of possession of the leasehold (i.e., the exercise date of the option) or the commencement date of commercial operation, as set forth in the agreement, with an option to extend the undertaking. It is further stipulated that the lease agreement will not include a liability limit and that OPC will bear all fees, taxes and payments that are imposed in respect of construction of a power plant on the leasehold.

In October 2019, OPC notified Hadera Paper Mills with respect to extension of the option period for 2020. In December 2019, OPC transferred to O.P.C. Hadera Expansion Ltd. (hereinafter – “Hadera Expansion”), a wholly‑owned subsidiary of the Company, all of the rights under the said option agreement – this being for no consideration and in accordance with Section 104 of the Income Tax Ordinance (New Version). Subsequent to year end, in January 2020, Hadera Expansion paid Hadera Paper Mills option fees in the amount of NIS 3 million (approximately $0.9 million) in respect of 2020.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

d.	OPC Tzomet

Construction agreement with OPC Tzomet and PW Power Systems LLC

In September 2018, OPC Tzomet signed a planning, procurement and construction agreement (hereinafter – “the Agreement”) with PW Power Systems LLC (hereinafter – “the Tzomet Construction Contractor”), for construction of the Tzomet project. The Agreement is a “lump‑sum turnkey” agreement wherein the Tzomet Construction Contractor committed to construct the Tzomet project in accordance with the technical and engineering specifications determined and includes various undertakings of the contractor. In addition, the Tzomet Construction Contractor committed to provide certain maintenance services in connection with the power station’s main equipment for a period of 20 years commencing from the start date of the commercial operation.

Pursuant to the Agreement, as amended in December 2019, the Tzomet Construction Contractor undertook to complete the construction work of the Tzomet project, including the acceptance tests, within a period of about two and a half years from the date of receipt of the work commencement order from OPC Tzomet (hereinafter – the “Work Commencement Order”). The agreement includes a period of preliminary development work, which commenced in September 2018 (hereinafter – the “Preliminary Development Work”). The Preliminary Development Work includes, among other things, preliminary planning and receipt of a building permit (which was received in January 2020). It is noted that OPC Tzomet is not required to submit a Work Commencement Order and is permitted to conclude the agreement at any one of its stages, subject to certain circumstances stipulated in the agreement. In light of the expected connection date of the Tzomet Power Plant to the electricity grid in accordance with the connection study OPC received in September 2019, which is in the middle of 2022, completion of the construction of the power plant is expected to take place at the end of 2022. OPC Tzomet intends to submit a Work Commencement Order.

In OPC Tzomet’s estimation, based on the work specifications, the aggregate consideration that will be paid in the framework of the Agreement is about $300 million, and it will be paid based on the milestones provided therein. This includes the consideration in respect of the maintenance agreement, as described below.

Furthermore, the Agreement includes provisions that are customary in agreements of this type, including commitments for agreed compensation, limited in amount, in a case of non‑compliance with the terms of the Agreement, including with respect to certain guaranteed executions and for non‑compliance with the timetables set, and the like. The Agreement also provides that the Tzomet Construction Contractor is to provide guarantees, including a parent company guarantee, as is customary in agreements of this type.

Agreement for purchase of available capacity and electricity between OPC Tzomet and IEC

Subsequent to year end, in January 2020, OPC Tzomet signed an agreement for acquisition of available capacity and energy and provision of infrastructure services with IEC, where OPC Tzomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide OPC Tzomet infrastructure services and management services for the electricity system, including back-up services. Pursuant to the agreement, part of the rights and obligations of IEC will be assigned to the System Administrator in the future. The agreement will remain in effect up to the end of the period in which OPC Tzomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license, i.e. up to the end of 20 years from the commercial operation date of Tzomet power plant as part of the Tzomet project. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if OPC Tzomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator delivered in advance and in writing. OPC Tzomet also committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non-compliance therewith.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Maintenance agreement between OPC Tzomet and PW Power Systems Inc.

In December 2019, OPC Tzomet signed a long‑term service agreement (hereinafter – the “Tzomet Maintenance Agreement”) with PW Power Systems LLC (“PWPS”), for provision of maintenance servicing for the Tzomet Power Plant, for a period of 20 years commencing from the delivery date of the plant. OPC Tzomet is permitted to conclude the Tzomet Maintenance Agreement for reasons of convenience after a period of 5 years from the delivery date. The Tzomet Maintenance Agreement provides a general framework for provision of maintenance services by PWPS to the generation units and additional equipment on the site during the period of the agreement (hereinafter in this Section – the “Equipment”). OPC Tzomet is responsible for the current operation and maintenance of the Equipment.

Pursuant to the terms of the agreement, PWPS will provide OPC Tzomet current services, including, among others, an annual examination of the Equipment, engineering support on the site, and a representative of PWPS will be present on the site during the first 18 months of the operation. In addition, the agreement includes provision of access to OPC Tzomet to the inventory the equipment held for rent of PWPS, and in a case of interruptions in the generation, PWPS will provide OPC Tzomet a replacement engine, pursuant to the conditions and in consideration of the amounts stated in the agreement. The agreement includes a mechanism in connection with the performance of the replacement generator.

Pursuant to the terms of the agreement and with the Tzomet Power Plant being a Peaker plant, the rest of the maintenance services, aside from those provided in the agreement, will be acquired based on work orders, that is, the services will be provided by PWPS in accordance with agreement between the parties, at prices that will be agreed upon, or with respect to certain services, based on the prices stipulated in the agreement.

Gas transmission agreement between OPC Tzomet and Israel Natural Gas Lines Ltd.

In December 2019, an agreement was signed between OPC Tzomet and INGL for purposes of transmission of natural gas to the power plant that is being constructed by OPC Tzomet. The agreement includes provisions that are customary in agreements with INGL and is essentially similar to the agreements of OPC Rotem and OPC Hadera with INGL, as stated above. In OPC’s estimation, the cost of the gas transmission agreement to OPC Tzomet will amount to about NIS 25 million (approximately $7 million) per year.

As part of the agreement, partial connection fees were defined in respect of the connection planning and procurement in a total budgeted amount of NIS 13 million (approximately $4 million). On the signing date of the agreement, OPC provided a corporate guarantee, in the amount of about NIS 11 million (approximately $3 million), in connection with the liabilities of OPC Tzomet in accordance with the agreement. Commencement of performance of the construction work by INGL, prior to receipt of notification from OPC Tzomet with respect to completion of a first withdrawal of money for purposes of execution of the construction work (hereinafter – “the First Withdrawal”), will be conditional on advance notice by INGL to OPC Tzomet and an increase of OPC Tzomet’s guarantees pursuant to that required for coverage of the construction costs. Subsequent to year end, in February 2020, OPC Tzomet delivered a notification to INGL of commencement of execution of the construction work.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

e.	OPC Rotem and OPC Hadera

Gas agreement with Energean

On December 6, 2017, OPC Rotem and OPC Hadera signed an agreement with Energean Israel Ltd. ("Energean"), which has holdings in the Karish and Tanin gas reservoirs (hereinafter - "the gas reservoir"), subject to the fulfillment of suspending conditions). The agreements with OPC Rotem and OPC Hadera are separate and independent. According to the terms set forth in the agreements, the total quantity of natural gas that OPC Rotem and OPC Hadera are expected to purchase is about 9 BCM (for OPC Rotem and OPC Hadera together) for the entire supply period (hereinafter - the "Total Contractual Quantity"). The agreement includes, among other things, TOP mechanism under which OPC Rotem and OPC Hadera will undertake to pay for a minimum quantity of natural gas, even if they have not used it.

The agreements include additional provisions and arrangements for the purchase of natural gas, and with regard to maintenance, gas quality, limitation of liability, buyer and seller collateral, assignments and liens, dispute resolution and operational mechanisms.

The agreements are valid for 15 years from the date the agreement comes into effect or until completion of the supply of the total contractual quantity from Energean to each of the subsidiaries (OPC Rotem and OPC Hadera). According to each of the agreements, if after the elapse of 14 years from the date the agreement comes into effect, the contracting company did not take an amount equal to 90% of the total contractual quantity, subject to advance notice, each party may extend the agreement for an additional period which will begin at the end of 15 years from the date the agreement comes into effect  until the earlier of: (1) completion of consumption of the total contractual quantity; or (2) at the end of 18 years from the date the agreement comes into effect. The agreement includes circumstances under which each party will be entitled to bring the relevant agreement to an end before the end of the contractual period, in case of prolonged non-supply, damage to collateral and more.

The price of natural gas is based on an agreed formula, linked to the electricity generation component and includes a minimum price. The total financial volume of the agreements may reach $1.3 billion (assuming maximum consumption according to the agreements and according to the gas price formula as at the report date), and depends mainly on the electricity generation component and the gas consumption. In January 2018, the agreement was approved by OPC Energy’s shareholders and in November 2018, all pre-conditions for the agreement were fulfilled.

OPC Hadera signed an agreement with an unrelated third party for the sale of surplus gas quantities which will be supplied to it pursuant to the agreement with Energean. As the agreements cannot be settled on a net basis and the undertakings were made for the purpose of OPC Hadera’s own independent contractual use, the agreements for the purchase and sale of gas are not within the scope of FRS 109. Accordingly, the agreements were accounted for as executory contracts.

In November 2019, an amendment was signed to OPC Rotem’s natural gas movement with Energean whereby the rate of consumption of the gas was accelerated such that the daily and annual contractual gas consumption quantity of OPC Rotem from Energean was increased by 50%, with no change in the total contractual quantity being acquired from Energean. Accordingly, the period of the agreement was updated to the earlier of 10 years or up to completion of supply of the total contractual quantity (in place of the earlier of 15 years or up to completion of supply of the total contractual quantity). Subsequent to year end, in January 2020, OPC Rotem received the decision of the Business Competition Supervisor whereby OPC Hadera is exempt from receiving approval of the Business Competition Court for a restrictive agreement (cartel) with reference to amendment of the agreement, where the exemption granted is subject to those conditions for the exemption that constituted the basis for the original agreement also applying in the framework of the present approval. Subsequent to year end, in March 2020, OPC announced that the conditions to amendment of the agreement were met.

The amendment to the OPC Rotem agreement with Energean and the proposed amendment to the agreements of OPC Rotem and OPC Hadera with Tamar, as stated above, are intended to permit reduction of the quantities of gas being acquired under the agreements with Tamar and increase of the quantities being acquired under the terms of the agreements with Energean, with the goal of reducing the OPC’s weighted‑average gas price. The quantum of the cumulative annual monetary TOP liability of OPC Rotem and OPC Hadera (based on all of their gas contracts) is not expected to increase. Nonetheless, as a practical outcome of acceleration of the consumption under the Energean agreement, with respect to OPC Rotem, the cumulative annual monetary TOP liability of OPC Rotem will increase based on all of its gas contracts. It is noted that the said TOP liability is lower than OPC Rotem’s expected consumption.

Note 20 – Contingent Liabilities, Commitments and Concessions (Cont’d)

Based on the publications of Energean, commercial operation of the Karish reservoir is expected to take place in the first half of 2021. Nonetheless, subsequent to year end, in February 2020, Energean notified OPC that part of the production in its facilities is executed in China and that due to the COVID-19 the Government of China has published restrictions that have an immediate impact on the availability of personnel and on Energean’s resources. Energean sent OPC a notification in accordance with the Act‑of‑God (force majeure) clauses in the agreements with it, and it indicated that at this stage it is not able to determine the said impact on the timetables for the project. Energean also added that when this information becomes known to it, it will provide an estimated forecast of the delay in the commercial operation of the reservoirs (if any) deriving from that stated. To the extent there is a delay in supply of the gas to OPC from the Karish reservoir, OPC will be required to purchase the quantity of gas it had planned to acquire from Energean for purposes of operation of the power plant at the current prevailing gas prices, which are higher than the price stipulated in the Energean agreement.

f.	Inkia Energy Limited (liquidated in July 2019)

Under the share purchase agreement, Inkia agreed to indemnify the buyer and its successors, permitted assigns, and affiliates against certain losses arising from a breach of Inkia’s representations and warranties and certain tax matters, subject to certain time and monetary limits depending on the particular indemnity obligation. These indemnification obligations are supported by (a) a three-year pledge of shares of OPC which represent 25% of OPC’s outstanding shares, (b) a deferral of $175 million of the sale price in the form of a four-year $175 million Deferred Payment Agreement, accruing interest at 8% per year and payable in-kind, and (c) a three-year corporate guarantee from Kenon for all of the Inkia’s indemnification obligations, all of the foregoing periods running from the closing date of December 31, 2017. In December 2018, the indemnification commitment was assigned by Inkia to a fellow wholly owned subsidiary of Kenon.

Note 21 – Share Capital and Reserves

A.	Share Capital

	Company
	No. of shares
	(’000)
	2019	2018
Authorised and in issue at January, 1	53,827	53,808
Issued for share plan	31	19
Authorised and in issue at December. 31	53,858	53,827

All shares rank equally with regards to Company’s residual assets.  The holders of ordinary shares are entitled to receive dividends as declared from time to time, and are entitled to one vote per share at meetings of the Company. All issued shares are fully paid with no par value.

The capital structure of the Company comprises of issued capital and accumulated profits.  The management manages its capital structure to ensure that the Company will be able to continue to operate as a going concern. The Company is not subjected to externally imposed capital requirement.

In 2019, 31,749 (2018: 19,171) ordinary shares were granted under the Share Incentive Plan to key management at an average price of $16.38 (2018: $21.07) per share.

Capital distribution

In December 2017, Kenon's shareholders approved a capital reduction to permit a distribution to shareholders of a portion of the proceeds received from the sale of Kenon's Latin American and Caribbean power generation and distribution businesses. The capital reduction of up to $750 million was approved by the High Court of the Republic of Singapore on February 20, 2018. Kenon's Board of Directors considered a number of factors in determining the amount of the distribution, including the amount of proceeds from the sale remaining after the repayment of debt, the payment of tax and other expenses, and Kenon's anticipated cash needs after the distribution.

On March 22, 2018, Kenon distributed an aggregate amount of $665 million, or $12.35 per share, to Kenon’s shareholders. As a result, the share capital and total equity of Kenon reduced by $665 million.

B.	Translation reserve

The translation reserve includes all the foreign currency differences stemming from translation of financial statements of foreign activities as well as from translation of items defined as investments in foreign activities commencing from January 1, 2007 (the date IC first adopted International Financial Reporting Standards).

C.	Capital reserves

Capital reserves reflect the unrealized portion of the effective part of the accrued net change in the fair value of hedging derivative instruments that have not yet been recorded in the statement of profit or loss.

D.	Dividends

On November 27, 2018, Kenon announced that its board of directors approved a cash dividend of $1.86 per share (an aggregate amount of approximately $100 million), to Kenon’s shareholders of record as of the close of trading on December 7, 2018, for payment on December 17, 2018.

On November 4, 2019, Kenon announced that its board of directors approved a cash dividend of $1.21 per share (an aggregate amount of approximately $65 million), to Kenon’s shareholders of record as of the close of trading on November 18, 2019, for payment on November 26, 2019.

Note 21 – Share Capital and Reserves (Cont’d)

E.	Kenon's share plan

Kenon has established a share incentive plan for its directors and management. The plan provides grants of Kenon shares, as well as stock options in respect of Kenon’s shares, to directors and officers of the Company pursuant to awards, which may be granted by Kenon from time to time, representing up to 3% of the total issued shares (excluding treasury shares) of Kenon. During 2019, 2018 and 2017, Kenon granted awards of shares to certain members of its management. Such shares are vested upon the satisfaction of certain conditions, including the recipient’s continued employment in a specified capacity and Kenon’s listing on each of the NYSE and the TASE. The fair value of the shares granted in 2019 is $520 thousand (2018: $404 thousand, 2017: $1 million) and was determined based on the fair value of Kenon’s shares on the grant date. Kenon recognized $511 thousand as general and administrative expenses in 2019 (2018: $732 thousand, 2017: $508 thousand).

Note 22 – OPC Energy Ltd’s Initial Public Offering

On August 10, 2017, OPC Energy Ltd (“OPC”) completed the issuance of 31,866,700 ordinary shares on the Tel Aviv Stock Exchange to the public at a price of NIS 12.5 per share (approximately $3.47 per share). The proceeds of the issuance amount to approximately NIS 399 million (approximately $ 111 million), net of issuance costs of NIS 39 million (approximately $11 million). After the completion of the issuance, the public holds 24.2% of OPC’s shares, while the Group’s equity interest was diluted to 75.8% of the total issued shares of OPC. As a result of the dilution, the Group, registered $57 million, net of capital reserves realization, in equity attributable to equity holders and $42 million in non-controlling interest. For subsequent issuance of new shares by OPC, refer to Note 10.A.1.f.

Note 23 – Revenue

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Revenue from sale of electricity	356,648	347,167	349,957
Revenue from sale of steam	16,494	16,095	15,438
Others	331	750	309
	373,473	364,012	365,704

Note 24 – Cost of Sales and Services

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Fuels	138,502	118,698	129,788
Electricity and infrastructure services	101,085	125,623	122,340
Salaries and related expenses	6,661	6,097	5,822
Generation and operating expenses and outsourcing	6,326	6,509	6,432
Insurance	2,360	1,548	1,734
Others	1,102	1,040	1,020
	256,036	259,515	267,136

Note 25 – Selling, General and Administrative Expenses

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Payroll and related expenses	10,853	11,399	21,380
Depreciation and amortization	951	607	692
Professional fees	12,806	12,115	20,334
Other expenses	11,244	9,910	13,886
	35,854	34,031	56,292

Note 26 – Financing Income (Expenses), Net

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands

Interest income from bank deposits	2,545	4,360	640
Interest income from deferred payment	15,134	14,166	-
Interest income from associated company	-	8,494	-
Net change in exchange rates	-	1,129	2,259
Other income	-	443	5
Financing income	17,679	28,592	2,904

Interest expenses to banks and others	(22,420)	(30,382)	(59,514)
Amount reclassified to consolidated statements of profit & loss from capital reserve in respect of cash flow hedges	(2,743)	-	-
Net change in exchange rates	(2,328)	-	-
Net change in fair value of derivative financial instruments	(1,657)	-	(1,168)
Other expenses	(798)	-	(9,484)
Financing expenses	(29,946)	(30,382)	(70,166)
Net financing expenses recognized in the statement of profit and loss	(12,267)	(1,790)	(67,262)

Note 27 – Income Taxes

A.	Components of the Income Taxes

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
Current taxes on income
In respect of current year*	2,569	1,878	64,291
In respect of prior years	(18)	(48)	44
Deferred tax income
Creation and reversal of temporary differences	14,124	9,669	8,474
Total taxes on income	16,675	11,499	72,809

No previously unrecognized tax benefits were used in 2017, 2018 or 2019 to reduce our current tax expense.

*
Current taxes on income in 2017 include $61 million taxes payable in connection with a restructuring to simplify the holding structure of some of the companies remaining in the Kenon group subsequent to the Inkia transaction. As a result of this restructuring (which was substantially completed in January 2018), Kenon holds its interest in OPC directly. Kenon does not expect any further tax liability in relation to any future sales of its interest in OPC.

B.	Reconciliation between the theoretical tax expense (benefit) on the pre-tax income (loss) and the actual income tax expenses

	For the Year Ended December 31,
	2019	2018	2017
	$ Thousands
(Loss)/profit from continuing operations before income taxes	(5,536)	461,968	(135,636)
Statutory tax rate	17.00%	17.00%	17.00%
Tax computed at the statutory tax rate	(941)	78,535	(23,058)

Increase (decrease) in tax in respect of:
Elimination of tax calculated in respect of the Group’s share in losses of associated companies	7,043	18,215	20,924
Income subject to tax at a different tax rate	5,960	2,632	63,446
Non-deductible expenses	5,408	6,752	12,850
Exempt income	(4,714)	(97,664)	(7,006)
Taxes in respect of prior years	(18)	(48)	44
Changes in temporary differences in respect of which deferred taxes are not recognized	-	(4)	4,285
Tax losses and other tax benefits for the period regarding which deferred taxes were not recorded	3,946	2,883	350
Differences between the measurement base of income reported for tax purposes and the income reported in the financial statements	-	-	13
Other differences	(9)	198	961
Taxes on income included in the statement of profit and loss	16,675	11,499	72,809

Note 27 – Income Taxes (Cont’d)

C.	Deferred tax assets and liabilities

1.	Deferred tax assets and liabilities recognized

The deferred taxes are calculated based on the tax rate expected to apply at the time of the reversal as detailed below. Deferred taxes in respect of subsidiaries were calculated based on the tax rates relevant for each country.

The deferred tax assets and liabilities are derived from the following items:

	Property plant and equipment	Carryforward of losses and deductions for tax purposes	Other*	Total
	$ Thousands
Balance of deferred tax asset (liability) as at January 1, 2018	(90,168)	35,449	1,531	(53,188)
Changes recorded on the statement of profit and loss	4,532	(14,695)	494	(9,669)
Changes recorded in other comprehensive income	-	-	(104)	(104)
Translation differences	6,577	(2,064)	13	4,526
Balance of deferred tax asset (liability) as at December 31, 2018	(79,059)	18,690	1,934	(58,435)
Changes recorded on the statement of profit and loss	2,843	(17,213)	246	(14,124)
Changes recorded in other comprehensive income	-	-	252	252
Change as a result of sale of subsidiary	-	-	10	10
Translation differences	(6,589)	1,041	(202)	(5,750)
Balance of deferred tax asset (liability) as at December 31, 2019	(82,805)	2,518	2,240	(78,047)

*	This amount includes deferred tax arising from derivative instruments, intangibles, undistributed profits, non-monetary items and trade receivables distribution.

2.	The deferred taxes are presented in the statements of financial position as follows:

	As at December 31,
	2019	2018
	$ Thousands
As part of non-current assets	1,516	632
As part of non-current liabilities	(79,563)	(59,067)
	(78,047)	(58,435)

Income tax rate in Israel is 23%, 23% and 24% for the years ended December 31, 2019 and December 31, 2018 and 2017, respectively.

Note 27 – Income Taxes (Cont’d)

On January 4, 2016, Amendment 216 to the Income Tax Ordinance (New Version) – 1961 (hereinafter – “the Ordinance”) was passed in the Knesset. As part of the amendment, OPC’s and Hadera’s income tax rate was reduced by 1.5% to a rate of 25% as from 2016. Furthermore, on December 22, 2016 the Knesset plenum passed the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the Years 2017 and 2018) – 2016, by which, inter alia, the corporate tax rate would be reduced from 25% to 23% in two steps. The first step will be to a rate of 24% as from January 2017 and the second step will be to a rate of 23% as from January 2018.

As a result of reducing the tax rate to 23%, the deferred tax balance as at December 31, 2019 and 2018 were calculated according to the new tax rates specified in the Economic Efficiency Law (Legislative Amendments for Achieving Budget Objectives in the years 2017 and 2018), at the tax rate expected to apply on the reversal date.

3.	Tax and deferred tax liabilities not recorded

As at December 31, 2019 and 2018, deferred tax liabilities in the amount of approximately $37 million (2018: $31 million) in respect of temporary differences in the amount of approximately $162 million (2018: $125 million) relating to investment in subsidiaries were not recognized since there is no firm decision whether to sell these subsidiaries, and there is no plan to sell them in the foreseeable future.

Pursuant to Israeli tax law, there is no time limit on the utilization of tax losses and the utilization of the deductible temporary differences. Deferred tax assets were not recognized for these items, since it is not expected that there will be taxable income in the future, against which the tax benefits can be utilized.

	As at December 31,
	2019	2018
	$ Thousands
Losses for tax purposes	35,041	20,817
Deductible temporary differences	3,584	652
	38,625	21,469

4.	Tax in Singapore

In Singapore, under its one-tier corporate taxation system, profits are taxed at the corporate level at 17% and this is a final tax. Dividends paid by a Singapore resident company under the one-tier corporate tax system should not be taxable.

A Company is liable to pay tax in Singapore on income that is:

•	Accrued in or derived from Singapore; or
•	Received in Singapore from outside of Singapore.

Certain categories of foreign sourced income including,

•	dividend income;
•	trade or business profits of a foreign branch; or
•	service fee income derived from a business, trade or profession carried on through a fixed place of operation in a foreign jurisdiction may be exempted from tax in Singapore.

Tax exemption should be granted when all of the three conditions below are met:

1.	The highest corporate tax rate (headline tax rate) of the foreign jurisdiction from which the income is received is at least 15% at the time the foreign income is received in Singapore;

2.
The foreign income had been subjected to tax in the foreign jurisdiction from which they were received (known as the "subject to tax" condition). The rate at which the foreign income was taxed can be different from the headline tax rate; and

3.	The Tax Comptroller is satisfied that the tax exemption would be beneficial to the person resident in Singapore.

The Comptroller will regard the "subject to tax" condition as having been met if the income is exempt from tax in the foreign jurisdiction due to tax incentive granted for substantive business activities carried out in that jurisdiction.

Note 27 – Income Taxes (Cont’d)

Extension of safe habour under Singapore Budget 2016

Singapore does not impose taxes on disposal gains, which are considered to be capital in nature, but imposes tax on income and gains of a trading nature. As such, whenever a gain is realized on the disposal of an asset, the practice of the IRAS is to rely upon a set of commonly-applied rules in determining the question of capital (not taxable) or revenue (taxable). Under Singapore tax laws, any gains derived by a divesting company from its disposal of ordinary shares in an investee company between June 1, 2012 and May 31, 2022 (extended from May 31, 2017 to May 31, 2022) are generally not taxable if, immediately prior to the date of such disposal, the divesting company has held at least 20% of the ordinary shares in the investee company for a continuous period of at least 24 months. Subsequent to year end, under the Singapore Budget 2020, the safe harbor rule was extended to beyond its current sunset of May 31, 2022. The extended safe harbor end-date has not yet been formally legislated. Further details are expected to be released by the end of June 2020.

Note 28 – Earnings per Share

Data used in calculation of the basic / diluted earnings per share

A.	Profit/(Loss) allocated to the holders of the ordinary shareholders

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
(Loss)/profit for the year attributable to Kenon’s shareholders	(13,359)	434,213	236,590

Profit/(loss) for the year from discontinued operations (after tax)	24,653	(5,631)	476,565
Less: NCI	-	-	(24,928)
Profit/(loss) for the year from discontinued operations (after tax) attributable to Kenon’s shareholders	24,653	(5,631)	451,637

(Loss)/profit for the year from continuing operations attributable to Kenon’s shareholders	(38,012)	439,844	(215,047)

B.	Number of ordinary shares

	For the year ended December 31,
	2019	2018	2017
	Thousands
Weighted Average number of shares used in calculation of basic/diluted earnings per share	53,856	53,826	53,761

Note 29 – Discontinued Operations

(a)	I.C. Power (Latin America businesses)

In December 2017, Inkia, a wholly-owned subsidiary of IC Power completed the sale of its Latin American and Caribbean businesses to ISQ, an infrastructure private equity firm.

The sale generated proceeds of approximately $1,332 million consisting of $1,110 million proceeds paid by ISQ plus retained unconsolidated cash at Inkia of $222 million. This reflects the base sale price of $1,177 million after certain adjustments, including estimated working capital, debt and cash at closing. The sale price was subject to adjustments, including a final adjustment based on actual working capital, debt and cash amounts as of the closing date. As part of the transaction, ISQ assumed Inkia’s $600 million of bonds, which were issued in November and December 2017. At the date of closing, ISQ paid $935 million and entered into a four-year $175 million deferred payment obligation accruing 8% interest payable in kind.

In addition, Kenon’s subsidiaries are entitled to receive payments in connection with certain claims held by companies within Inkia’s businesses. In 2018, a loss of $5.6 million was recognized, net of taxes payable in relation to adjustments to the sale price as mentioned above, in discontinued operations.

In 2019, one of Kenon’s subsidiaries received a favorable award in a commercial arbitration proceeding relating to retained claims from the sale of the Inkia business in December 2017, as mentioned above. An amount of $25 million, net of taxes, was recognized in discontinued operations.

Set forth below are the results attributable to the discontinued operations

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
	$ Thousands
Revenue	-	-	1,777,232
Cost of sales and services (excluding depreciation and amortization)	-	-	(1,235,214)
Depreciation and amortization	-	-	(135,733)
Gross profit	-	-	406,285
Profit before income taxes	-	-	152,280
Recovery of retained claims	30,000	5,340	-
Income taxes (1)	(5,347)	(10,971)	(73,141)
(Loss)/profit after income taxes	24,653	(5,631)	79,139
Gain on sale of discontinued operations	-	-	529,923
Tax on gain/loss on sale of discontinued operations	-	-	(132,497)
Profit/(loss) from discontinued operations	24,653	(5,631)	476,565

Net cash flows provided by operating activities	-	-	319,637
Net cash flows provided by/(used in) investing activities	24,567	(155,361)	816,544
Net cash flows used in by financing activities	-	-	(103,524)
Cash and cash equivalents provided by/(used in) discontinued operations	24,567	(155,361)	1,032,657

(1)	Additional taxes mainly relates to the sale by IC Power of its Latin American and Caribbean businesses and tax on retained claims.

Note 30 – Segment, Customer and Geographic Information

Financial information of the reportable segments is set forth in the following tables:

	OPC	Quantum	Others	Total
	$ Thousands
2019
Revenue	373,142	-	331	373,473

Profit/(loss) before taxes	48,513	(44,626)	(9,423)	(5,536)
Income Taxes	(14,147)	-	(2,528)	(16,675)
Profit/(loss) from continuing operations	34,366	(44,626)	(11,951)	(22,211)

Depreciation and amortization	31,141	-	951	32,092
Financing income	(1,930)	(242)	(15,507)	(17,679)
Financing expenses	28,065	-	1,881	29,946
Other items:
Recovery of financial guarantee	-	(11,144)	-	(11,144)
Fair value loss on put option	-	18,957	-	18,957
Share in losses of associated companies	-	37,055	4,375	41,430
	57,276	44,626	(8,300)	93,602

Adjusted EBITDA	105,789	-	(17,723)	88,066

Segment assets	1,000,329	71,580	247,155	1,319,064
Investments in associated companies	-	105,040	84,270	189,310
				1,508,374
Segment liabilities	761,866	-	34,720	796,586

	OPC	Quantum	Others	Adjustments	Total
	$ Thousands
2018
Revenue	363,262	-	750	-	364,012

Profit/(loss) before taxes	36,499	456,854	(31,385)		461,968
Income Taxes	(10,233)	-	(1,266)	-	(11,499)
Profit/(loss) from continuing operations	26,266	456,854	(32,651)	-	450,469

Depreciation and amortization	29,809	-	607		30,416
Financing income	(2,031)	(10,371)	(48,430)	32,240	(28,592)
Financing expenses	27,219	2,003	33,400	(32,240)	30,382
Other items:
Write back of financial guarantee	-	(62,563)	-	-	(62,563)
Gain on third party investment in Qoros	-	(504,049)	-	-	(504,049)
Fair value loss on put option	-	39,788	-	-	39,788
Share in losses of associated companies	-	78,338	26,919	-	105,257
	54,997	(456,854)	12,496	-	(389,361)

Adjusted EBITDA	91,496	-	(18,889)	-	72,607

Segment assets	893,162	91,626	239,550	-	1,224,338
Investments in associated companies	-	139,184	91,596	-	230,780
					1,455,118
Segment liabilities	700,452	-	38,948	-	739,400

Note 30 – Segment, Customer and Geographic Information (Cont’d)

	OPC	Quantum	Others	Adjustments	Total
	$ Thousands
2017
Revenue	365,395	-	309	-	365,704

Profit/(loss) before taxes	22,708	(127,526)	(30,818)	-	(135,636)
Income Taxes	(8,945)	-	(63,864)	-	(72,809)
Profit/(loss) from continuing operations	13,763	(127,526)	(94,682)	-	(208,445)

Depreciation and amortization	30,102	-	692	-	30,794
Financing income	(1,088)	-	(13,230)	11,414	(2,904)
Financing expenses	33,753	6,328	41,499	(11,414)	70,166
Other items:
Share in losses/(income) of associated companies	-	121,198	(10,533)	-	110,665
Write back of impairment of investments	-	-	(28,758)	-	(28,758)
	62,767	127,526	(10,330)	-	179,963

Adjusted EBITDA	85,475	-	(41,148)	-	44,327

Segment assets	939,809	15,654	1,448,700	-	2,404,163
Investments in associated companies	-	1,694	120,000	-	121,694
					2,525,857
Segment liabilities	742,692	75,081	656,737	-	1,474,510

A.	Customer and Geographic Information

Major customers

Following is information on the total sales of the Group to material customers and the percentage of the Group’s total revenues (in $ Thousands):

	2019		2018		2017
Customer	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group	Total revenues	Percentage of revenues of the Group

Customer 1	80,861	21.65%	61,482	16.89%	50,461	13.80%
Customer 2	76,653	20.52%	74,019	20.33%	75,757	20.72%
Customer 3	56,393	15.10%	54,639	15.01%	53,617	14.66%
Customer 4	48,724	13.05%	42,487	11.67%	*	*
Customer 5	39,904	10.68%	39,276	10.79%	38,223	10.45%

(*)    Represents an amount less than 10% of revenue.

Note 30 – Segment, Customer and Geographic Information (Cont’d)

Information based on geographic areas

The Group’s geographic revenues are as follows:

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Israel	373,142	363,262	365,395
Others	331	750	309
Total revenue	373,473	364,012	365,704

The Group’s non-current assets* on the basis of geographic location:

	As at December 31,
	2019	2018
	$ Thousands
Israel	668,808	636,256
Others	67	138
Total non-current assets	668,875	636,394

* Composed of property, plant and equipment and intangible assets.

Note 31 – Related-party Information

A.	Identity of related parties:

The Group’s related parties are as defined in FRS 24 Related Party Disclosures and include Kenon’s beneficial owners and Kenon’s subsidiaries, affiliates and associates companies.

In the ordinary course of business, some of the Group’s subsidiaries and affiliates engage in business activities with each other.

Ordinary course of business transactions are aggregated in this note. Other than disclosed elsewhere in the consolidated financial statements during the period, the Group engaged the following material related party transactions.

Key management personnel of the Company are those persons having the authority and responsibility for planning, directing and controlling the activities of the Company. The directors, CEO and CFO are considered as key management personnel of the Company.

B.	Transactions with directors and officers (Kenon's directors and officers):
B. Key management personnel compensation

	For the year ended December 31,
	2019	2018
	$ Thousands

Short-term benefits	1,839	2,475
Share-based payments	511	732
	2,350	3,207

Note 31 – Related-party Information (Cont’d)

C.	Transactions with related parties (excluding associates):

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Sale of electricity	78,362	80,269	102,443
Sale of gas	-	6,868	31,296
Other (income)/expenses, net	(63)	393	331
Financing expenses, net	1,256	2,091	18,444
Repayment of loan to Ansonia	-	(77,085)	-
Repayment of loan to IC	-	(239,971)	-

D.	Transactions with associates:

	For the year ended December 31,
	2019	2018	2017
	$ Thousands
Finance income, net	-	8,494	-
Other income, net	66	140	198

Balances with related parties:

	As at December 31,		As at December 31,
	2019		2018
	Other related parties *	Total	Other related parties *	Total
	$ Thousands		$ Thousands
Trade receivables	7,603	7,603	7,041	7,041

Loans and Other Liabilities
In US dollar or linked thereto	(156,431)	(156,431)	(1,481)	(1,481)

*	IC, Israel Chemicals Ltd (“ICL”), Oil Refineries Ltd (“ORL”).

These balances relate to amounts with entities that are related to Kenon's beneficial owners.

E.	Regarding the convertible loan from Ansonia to Quantum, see Note 9.B.b.5.

F.	Gas Sale Agreement with ORL, see Note 20.B.a.

Note 32 – Financial Instruments

A.	General

The Group has international activity in which it is exposed to credit, liquidity and market risks (including currency, interest, inflation and other price risks). In order to reduce the exposure to these risks, the Group holds derivative financial instruments, (including forward transactions, interest rate swap (“SWAP”) transactions, and options) for the purpose of economic (not accounting) hedging of foreign currency risks, inflation risks, commodity price risks, interest risks and risks relating to the price of inputs.

This note presents information about the Group’s exposure to each of the above risks, and the Group’s objectives, policies and processes for measuring and managing the risk.

The risk management of the Group companies is executed by them as part of the ongoing current management of the companies. The Group companies monitor the above risks on a regular basis. The hedge policies with respect to all the different types of exposures are discussed by the boards of directors of the companies.

The comprehensive responsibility for establishing the base for the risk management of the Group and for supervising its implementation lies with the Board of Directors and the senior management of the Group.

B.	Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on their obligations under the contract. This includes any cash amounts owed to the Group by those counterparties, less any amounts owed to the counterparty by the Group where a legal right of set-offs exists and also includes the fair values of contracts with individual counterparties which are included in the financial statements. The maximum exposure to credit risk at each reporting date is the carrying value of each class of financial assets mentioned in this note.

(1)	Exposure to credit risk

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as at year end was:

	As at December 31,
	2019	2018
	$ Thousands
	Carrying amount
Cash and cash equivalents	147,153	131,123
Short-term and long-term deposits and restricted cash	110,904	98,578
Trade receivables and other assets	332,931	325,008
Short-term and long-term derivative instruments	2,293	726
	593,281	555,435

Based on the credit risk profiles of the Group’s counterparties relating to the Group’s cash and cash equivalents, short-term and long-term deposits and restricted cash, trade receivables and other assets, short-term and long-term derivative instruments, the Group has assessed these expected credit loss on the financial assets to be immaterial. The maximum exposure to credit risk for trade receivables as at year end, by geographic region was as follows:

	As at December 31,
	2019	2018
	$ Thousands
Israel	39,271	35,291
Other regions	50	257
	39,321	35,548

Note 32 – Financial Instruments (Cont’d)

(2)	Aging of debts and impairment losses

Set forth below is an aging of the trade receivables:

	As at December 31
	2019	2018
	$ Thousands	$ Thousands
Not past due	39,321	35,438
Past due up to 3 months	-	87
Past due more than one year	-	23
	39,321	35,548

No ECL has been recorded on any trade receivable amounts based on historical credit loss data and the Group’s view of economic conditions over the expected lives of the receivables.

C.	Liquidity risk

Liquidity risk is the risk that the Group will not be able to meet its financial obligations as they fall due. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and adverse credit and market conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group manages its liquidity risk by means of holding cash balances, short-term deposits, other liquid financial assets and credit lines.

Set forth below are the anticipated repayment dates of the financial liabilities, including an estimate of the interest payments. This disclosure does not include amounts regarding which there are offset agreements:

	As at December 31, 2019
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	36,007	36,007	36,007	-	-	-
Other current liabilities	9,099	9,099	9,099	-	-	-
Lease liabilities including interest *	6,070	9,547	1,147	1,258	1,807	5,335
Debentures (including interest payable) *	81,847	105,203	12,576	13,246	26,680	52,701
Loans from banks and others including interest *	540,721	722,727	61,826	60,516	181,718	418,667
	673,744	882,583	120,655	75,020	210,205	476,703

*	Includes current portion of long-term liabilities.

	As at December 31, 2018
	Book value	Projected cash flows	Up to 1 year	1-2 years	2-5 years	More than 5 years
	$ Thousands
Non-derivative financial liabilities
Trade payables	47,672	47,672	47,672	-	-	-
Other current liabilities	5,885	5,885	5,885	-	-	-
Debentures (including interest payable) *	78,409	103,561	6,555	11,596	30,910	54,500
Loans from banks and others including interest *	538,209	699,563	41,646	56,446	165,829	435,642
	670,175	856,681	101,758	68,042	196,739	490,142

*	Includes current portion of long-term liabilities.

Note 32 – Financial Instruments (Cont’d)

D.	Market risks

Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and prices of capital products and instruments will affect the fair value of the future cash flows of a financial instrument.

The Group buys and sells derivatives in the ordinary course of business, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines set by the Boards of Directors of the companies. For the most part, the Group companies enter into hedging transactions for purposes of avoiding economic exposures that arise from their operating activities. Most of the transactions entered into do not meet the conditions for recognition as an accounting hedge and, therefore, differences in their fair values are recorded on the statement of profit and loss.

(1)          CPI and foreign currency risk

Currency risk

The Group’s functional currency is the U.S. dollar. The exposures of the Group companies are measured with reference to the changes in the exchange rate of the dollar vis-à-vis the other currencies in which it transacts business.

The Group is exposed to currency risk on sales, purchases, assets and liabilities that are denominated in a currency other than the respective functional currencies of the Group entities. The primary exposure is to the Shekel (NIS).

The Group uses options and forward exchange contracts on exchange rates for purposes of hedging short-term currency risks, usually up to one year, in order to reduce the risk with respect to the final cash flows in dollars deriving from the existing assets and liabilities and sales and purchases of goods and services within the framework of firm or anticipated commitments, including in relation to future operating expenses.

The Group is exposed to currency risk in relation to loans it has taken out and debentures it has issued in currencies other than the dollar. The principal amounts of these bank loans and debentures have been hedged by swap transactions the repayment date of which corresponds with the payment date of the loans and debentures.

Inflation risk

The Group has CPI-linked loans. The Group is exposed to payments of higher interest and principal as the result of an increase in the CPI. It is noted that part of the Group’s anticipated revenues will be linked to the CPI. The Group does not hedge this exposure beyond the expected hedge included in its revenues.

a.          Breakdown of CPI-linked derivative instruments

The Group’s exposure to index risk with respect to derivative instruments used for hedging purposes is shown below:

	As at December 31, 2019
	Index receivable	Interest payable	Expiration date	Amount of linked principal	Fair value
				$ Thousands
CPI-linked derivative instruments
Interest exchange contract	CPI	1.70%	2031	242,666	(2,853)
Interest exchange contract	CPI	1.76%	2036	106,754	(1,372)

For additional details, please refer to Note 16.E.

Note 32 – Financial Instruments (Cont’d)

b.          Exposure to CPI and foreign currency risks

The Group’s exposure to CPI and foreign currency risk, based on nominal amounts, is as follows:

	As at December 31, 2019
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	100,529	-	1,633
Short-term deposits and restricted cash	33,497	-	55
Trade receivables	39,003	-	50
Other current assets	965	-	15,992
Long-term deposits and restricted cash	73,192	-	-
Other non-current assets	-	-	55,575
Total financial assets	247,186	-	73,305

Trade payables	8,888	-	10,237
Other current liabilities	2,989	6,229	395
Loans from banks and others and debentures	147,792	474,775	518
Total financial liabilities	159,669	481,004	11,150

Total non-derivative financial instruments, net	87,517	(481,004)	62,155
Derivative instruments	-	(4,225)	-
Net exposure	87,517	(485,229)	62,155

	As at December 31, 2018
	Foreign currency
	Shekel
	Unlinked	CPI linked	Other

Non-derivative instruments
Cash and cash equivalents	86,896	-	2,778
Short-term investments, deposits and loans	27,638	-	55
Trade receivables	35,291	-	44
Other receivables	286	-	26
Long-term deposits and loans	48,490	-	-
Other non-current assets	-	-	65,668
Total financial assets	198,601	-	68,571

Trade payables	23,774	-	9,968
Other payables	2,215	-	811
Loans from banks and others and debentures	163,162	450,571	-
Total financial liabilities	189,151	450,571	10,779

Total non-derivative financial instruments, net	9,450	(450,571)	57,792
Derivative instruments	-	-	90,184
Net exposure	9,450	(450,571)	147,976

Note 32 – Financial Instruments (Cont’d)

c.          Sensitivity analysis

A strengthening of the dollar exchange rate by 5%–10% against the following currencies and change of the CPI in rate of 5%–10% would have increased (decreased) the net income or net loss and the equity by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

	As at December 31, 2019
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(1,601)	(863)	863	1,601
CPI	(26,640)	(13,320)	10,524	10,914

	As at December 31, 2018
	10% increase	5% increase	5% decrease	10% decrease
	$ Thousands
Non-derivative instruments
Shekel/dollar	(35,582)	(18,658)	18,658	35,582
CPI	(25,875)	(12,937)	10,222	10,600

 (2)          Interest rate risk

The Group is exposed to changes in the interest rates with respect to loans bearing interest at variable rates, as well as in relation to swap transactions of liabilities in foreign currency for dollar liabilities bearing a variable interest rate.

The Group has not set a policy limiting the exposure and it hedges this exposure based on forecasts of future interest rates.

The Group enters into transactions mainly to reduce the exposure to cash flow risk in respect of interest rates. The transactions include interest rate swaps and “collars”. In addition, options are acquired and written for hedging the interest rate at different rates.

Type of interest

Set forth below is detail of the type of interest borne by the Group’s interest-bearing financial instruments:

	As at December 31,
	2019	2018
	Carrying amount
	$ Thousands
Fixed rate instruments
Financial assets	72,958	55,027
Financial liabilities	(621,754)	(586,334)
	(548,796)	(531,307)

Variable rate instruments
Financial assets	131,073	102,392

Note 32 – Financial Instruments (Cont’d)

Type of interest (Cont’d)

The Group’s assets and liabilities bearing fixed interest are not measured at fair value through the statement of profit and loss and the Group does not designate derivatives interest rate swaps as hedging instruments under a fair value hedge accounting model. Therefore, a change in the interest rates as at the date of the report would not be expected to affect the income or loss with respect to changes in the value of fixed – interest assets and liabilities.

A change of 100 basis points in interest rate at reporting date would have increased/(decreased) profit and loss before tax by the amounts below. This analysis assumes that all variables, in particular foreign currency rates, remain constant.

	As at December 31, 2019
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,311	(1,311)

	As at December 31, 2018
	100bp increase	100 bp decrease
	$ Thousands
Variable rate instruments	1,024	(1,024)

E.	Fair value

(1)          Fair value compared with carrying value

The Group’s financial instruments include mainly non-derivative assets, such as: cash and cash equivalents, investments, deposits and short-term loans, receivables and debit balances, investments and long-term receivables; non-derivative liabilities: such as: short-term credit, payables and credit balances, long-term loans, finance leases and other liabilities; as well as derivative financial instruments. In addition, fair value disclosure of lease liabilities is not required.

Due to their nature, the fair value of the financial instruments included in the Group’s working capital is generally identical or approximates the book value.

The following table shows in detail the carrying amount and the fair value of financial instrument groups presented in the financial statements not in accordance with their fair value.

	As at December 31, 2019
	Carrying amount	Fair value
	$ Thousands
Liabilities
Non-convertible debentures	81,847	93,930
Long-term loans from banks and others (excluding interest)	540,350	649,100

	As at December 31, 2018
	Carrying amount	Fair value
	$ Thousands
Non-convsertible debentures	78,409	80,998
Long-term loans from banks and others (excluding interest)	508,203	555,570

The fair value is classified as level 2, and measured using the technique of discounting the future cash flows with respect to the principal component and the discounted interest using the market interest rate on the measurement date.

Note 32 – Financial Instruments (Cont’d)

(2)          Hierarchy of fair value

The following table presents an analysis of the financial instruments measured at fair value, using an evaluation method. The various levels were defined as follows:

– Level 1: Quoted prices (not adjusted) in an active market for identical instruments.

– Level 2: Observed data, direct or indirect, not included in Level 1 above.

– Level 3: Data not based on observed market data.

Derivative instruments are measured at fair value using a Level 2 valuation method – observable data, directly or indirectly, which are not included in quoted prices in an active market for identical instruments. See Note 32.D.1 for further details.

Level 3 financial instrument measured at fair value

	As at	As at
	December 31, 2019	December 31, 2018
	Level 3	Level 3
	$ Thousands	$ Thousands
Assets
Qoros put option	71,146	90,103

(3)          Data and measurement of the fair value of financial instruments at Level 2 and 3

Level 2

The fair value of forward contracts on foreign currency is determined using trading programs that are based on market prices. The market price is determined based on a weighting of the exchange rate and the appropriate interest coefficient for the period of the transaction along with an index of the relevant currencies.

The fair value of contracts for exchange (SWAP) of interest rates and fuel prices is determined using trading programs which incorporate market prices, the remaining term of the contract and the credit risks of the parties to the contract.

The fair value of currency and interest exchange (SWAP) transactions is valued using discounted future cash flows at the market interest rate for the remaining term.

The fair value of transactions used to hedge inflation is valued using discounted future cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.

If the inputs used to measure the fair value of an asset or liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

The fair value of marketable securities held for trade is determined using the ‘Discounts for Lack of Marketability’ (“DLOM”) valuation method, which is a method used to calculate the value of restricted securities. The method purports that the only difference between a company’s common stock and its restricted securities is the lack of marketability of the restricted securities which is derived from the price difference between both prices.

Level 3

The fair value of Qoros put option, as of the valuation date, was based on the Binomial model using the following variables:

•	The underlying asset value is Qoros’ equity value as of the valuation date.

•	The exercise price of the option is the price that must be paid for the stock on the date the put option is exercised, and is defined by the terms of the award.

•	The expected exercise date is the period between the grant date and the expiration date.

•	The Risk-free interest rate was based on yields on traded China government bonds, with time to maturity equals to the put option contractual period.

•
Expected volatility in the range of 27.3% to 33.9% was based on the historical weekly volatility of comparable companies for a period of 3.26 years (remaining contractual term of the put option, as of the valuation date).

•	Expected dividend yield is 0% as no dividend distribution is expected in the foreseeable future.

Note 32 – Financial Instruments (Cont’d)

•
The credit risk adjustment was calculated using a recovery rate of 40% (common assumption of market participants) and credit spreads based on traded corporate bonds which have credit ratings of AA for a similar time to maturity as the put option.

The following table shows the valuation techniques used in measuring Level 2 and Level 3 fair values as at December 31, 2019 and 2018, as well as the significant unobservable inputs used.

Type	Valuation technique	Significant unobservable data	Inter-relationship between significant unobservable inputs and fair value measurement
Put Options	The Group applies standard valuation techniques such as: Binomial model using risk free rates from market information suppliers.	The group researched on data from comparable companies on inputs such as expected volatility and credit risk.	The estimated fair value would increase(decrease) if: - the volatility is higher (lower) - the credit risk is lower (higher)
Interest Exchange Contracts	The Group applies standard valuation techniques using discounted cash flows which incorporate the forward CPI curve, and market interest rates for the remaining term.	Not applicable	Not applicable
Foreign Exchange Forwards
The Group applies standard valuation techniques which include market observable parameters such as the implicit exchange rate calculated with forward points. These variables are obtained through market information suppliers.
		Not applicable	Not applicable
Credit from banks, others and debentures	Discounted cash flows with market interest rate	Not applicable	Not applicable
Marketable Securities held for trade	DLOM valuation method	Not applicable	Not applicable

Note 33 – Subsequent Events

1.	COVID-19

Impact on OPC

On March 11, 2020, OPC announced that the EPC contractor of the Hadera power plant had notified OPC that due to the quarantine instructions and limitations over entering the State of Israel as a result of the spread of COVID-19, the EPC contractor expcts a delay in the arrival of a foreign technical team required for the completion of the acceptance tests of the Hadera power plant, and as a result, a delay in the completion of such tests. At this stage, OPC cannot estimate the duration of the delay, if any, in the commercial operation of the Hadera power plant.

In addition, the maintenance contractor of the Rotem power plant notified OPC that the limitations over entering the State of Israel and quarantine instructions may delay or negatively impact the planned maintenance treatment of the Rotem power plant, which was previously planned for April 2020. OPC estimates that a deferral of the maintenance work (if such would occur), would not have a significant impact on the Rotem power plant’s operations.

Both contractors stated that the circumstances described above constitutes a force majeure under the agreements with OPC.

The COVID-19 outbreak has led to quarantines, cancellation of events and travel, businesses and school shutdowns and restrictions, supply chain interruptions and overall economic and financial market instability. Further spread of COVID-19 could cause additional quarantines, reduction in business activity and consumption in the Israeli market, labor shortages and other operational disruptions. The full impact of this outbreak on OPC will depend on future developments, including continued or further severity of the outbreak of the coronavirus, the extent the virus spreads to other regions, including Israel, and the actions to contain COVID-19 or treat its impact which are outside of OPC’s control.

Impact on ZIM

The recent escalation of the COVID-19 outbreak adds to short-term downside risks at ZIM. While the effects of COVID-19 are difficult to assess or predict and, despite ZIM taking steps to mitigate the financial effect, the extent to which COVID-19 may impact ZIM’s future results, financial position, liquidity and the risk of deviation from financial covenants is uncertain and will depend on future developments, including the volumes of trades and freight rates, which are influenced by the duration and spread of the outbreak. An estimate of the financial effect cannot be made at this time.

2.	Qoros

A.
In April 2020, Kenon completed the sale of half of its remaining interest in Qoros (i.e.12%) to the New Qoros Investor (as decribed in Note 9.B.b.3) and received full payment of RMB1,560 million (approximately $220 million). As a result, Kenon now holds a 12% interest in Qoros, the New Qoros Investor holds 63% and Chery owns 25%.

Following the completion of the sale, the New Qoros Investor was required to assume its share of Qoros bank guarantee obligations. As a result, Kenon’s back-to-back guarantee obligations were reduced to approximately $23 million. Kenon is in the process of being further released from part of its proportionate share of back-to-back guarantees, share pledges and cash collateral to Chery (reflecting the reduction in Kenon’s equity ownership of Qoros following the sale) (refer to Note 9.B.b.6.g for further details).

3.	OPC

A.
On February 19, 2020, the EA published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – the “Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the EA indicates (in the notes to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (“Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision will commence from September 1, 2020. According to the Decision, the said amendment will apply to OPC Rotem after determination of supplemental arrangements for OPC Rotem, which as at the date of the report had not yet been determined. OPC is studying the Decision and will formulate a position regarding the required supplementary arrangements. Therefore, as at the date of the Report, there is no certainty regarding the extent of the impact of the unfavorable impact of the Decision, if any, on OPC’s activities.

Note 33 – Subsequent Events (Cont’d)

B.
In January 2020, OPC Hadera submitted a request to the EA for extension of the commercial operation date stated in its conditional license. In March 2020, the EA approved the extension of OPC Hadera’s conditional license by an additional 12 months to Q1 2021.

In February 2020, Hadera contacted Hadera’s Lenders with a request to extend the final date for commercial operation stipulated in the Hadera Financing Agreement up to the end of June 2020. In March 2020, the approval was received.

C.
In April 2020, OPC issued NIS400 million (approximately $113 million) of bonds (Series B), which were listed on the Tel Aviv Stock Exchange. The bonds bear annual interest at the rate of 2.75% and are repayable every six months, commencing on September 30, 2020 (on March 31 and September 30 of every calendar year) through September 30, 2028. In addition, an unequal portion of principal is repayable every six months. The principal and interest are linked to an increase in the Israeli consumer product index of March 2020 (as published on April 15, 2020). The bonds have received a rating of A3 from Midroog and A- from S&P Global Ratings Maalot Ltd.

Kenon Holdings Ltd. and subsidiaries
Consolidated Statements of Financial Position as at December 31, 2019 and 2018

Statement of financial position of the Company As at December 31, 2019
	Note	2019	2018
		$’000	$’000
Non-current assets
Plant and equipment		-	19
Investment in subsidiaries	36	627,639	624,031
Investment in associate	37	120,000	120,000
Other receivables		2,197	2,198
Deferred payment receivable	13	204,299	189,166
Right-of-use asset, net		679	-
		954,814	935,414
Current assets
Prepayments and other receivables	38	3,763	7,263
Cash and cash equivalents		32,991	38,486
Total current assets		36,754	45,749

Total assets		991,568	981,163

Equity
Share capital	39	602,450	602,450
Capital reserve		8,299	7,788
Accumulated profit		341,272	327,213
Total equity		952,021	937,451

Non-current liability
Long-term lease liability, representing total non-current liability		517	-

Current liabilities
Trade and other payables	39	35,420	41,265
Accruals		3,443	2,447
Current maturities of lease liability		167	-
Total current liabilities		39,030	43,712

Total equity and liabilities		991,568	981,163

Notes to the Financial Statements

Note 34 – Basis of preparation

34.1	Statement of compliance

The statements of financial position have been prepared in accordance with the Group’s basis of preparation (see Note 2 of consolidated financial statements).

Note 35 – Significant accounting policies

The accounting policies set out below have been applied consistently to the statements of financial position.

35.1	Subsidiaries

Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

Investments in subsidiaries are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

35.2	Investments in associate

Associates are entities in which the Company has significant influence, but not control, over the financial and operating policies. Significant influence is presumed to exist when the Company holds between 20% and 50% of another entity. In assessing significant influence, potential voting rights that are currently exercisable or convertible into shares of the investee are taken into account.

Associates are stated in the Company’s statements of financial position at cost less accumulated impairment losses.

35.3	Impairment

An impairment loss in respect of subsidiaries and associate is measured by comparing the recoverable amount of the investment with its carrying amount. An impairment loss is recognized in profit or loss, and is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

Non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets (other than inventories and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount.

The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or CGU.

Impairment losses are recognised in profit or loss. They are allocated first to reduce the carrying amount of any goodwill allocated to the CGU, and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

Note 36 – Investment in subsidiaries

	2019	2018
	$’000	$’000

Unquoted equity investment, at cost	(161,213)	326,021
Loans to subsidiaries, at cost	857,784	847,426
Impairment losses	(68,932)	(549,416)
	627,639	624,031

As described in Note 1.A, in 2015 Kenon and IC entered into a Separation and Distribution Agreement. As part of the spin-off under the agreement, certain IC subsidiaries were transferred to the Company by means of issuance of shares. The cost of subsidiaries transferred was recorded in the Company’s balance sheet based on their underlying book values. The unquoted equity investment of $161 million relates to the net liabilities at the date of the spin-off, of those remaining subsidiaries transferred to the Company under the spin-off.

The movement in the allowance for impairment in respect of investment in subsidiaries during the year was as follows:

	2019	2018
	$’000	$’000

At January 1	549,416	12,405
Impairment charge	4,750	537,011
Reversal of impairment charge	(485,234)	-
At December 31	68,932	549,416

In 2018, the impairment losses relate mainly to the write down of investments in Inkia Energy Ltd (“Inkia”) of approximately $485 million and IC Green Energy Ltd of approximately $52 million. In 2019, Inkia was liquidated and the impairment charge of approximately $485 million in prior year was realized on liquidation, and there was a write down in IC Green Energy Ltd of approximately $5 million.

Details of the subsidiaries are as follows:

Name of subsidiary	Principal activities	Principal place of business	2019	2018
			%	%
IC Green Energy Ltd	Renewable energy	Israel	100	100
I.C. Power Asia Development Ltd[1]	Investment holding	Israel	100	100
IC Power Ltd.	Investment holding	Singapore	100	100
Inkia Energy Ltd[2]	Investment holding	Bermuda	-	100
Kenon TJ Holdings Pte. Ltd.	Investment holding	Singapore	100	100
Kenon UK Services Ltd	Management services	United Kingdom	100	100
OPC Energy Ltd.[3]	Generation of electricity	Israel	69.75	75.82
Quantum (2007) LLC	Investment holding	United States	100	100

1
I.C. Power Asia Development Ltd (“ICPAD”) was held by IC Power Ltd. On December 7, 2018, IC Power Ltd. transferred all of its equity interests in ICPAD to Kenon under common control for zero consideration. ICPAD is currently in the process of liquidation.

2
Inkia Energy Ltd was held by ICPAD. On February 14, 2018, ICPAD transferred all of its equity interests in Inkia to Kenon under common control for a consideration of approximately $487 million which represents the book value of Inkia’s equity at the date of transfer.  In July 2018, Inkia distributed substantially all of its assets to Kenon by way of dividend amounting to $514 million. Kenon’s investment in Inkia was subsequently written down to its recoverable amount of $2 million during 2018 as Inkia was in the process of liquidation, resulting in an impairment charge of $485 million. In August 2018, the consideration payable to ICPAD of $487 million was reassigned to IC Power Ltd. In October 2018, IC Power Ltd. distributed an interim dividend of $690 million which was partially settled by offsetting the amount due from Kenon of $487 million. In July 2019, Inkia was liquidated and Kenon received a return of capital of $1.9 million.

3
OPC Energy Ltd. is a public company the securities of which are listed for trading on the Tel-Aviv Stock Exchange. OPC operate in Israel in the area of generation of electricity, including initiation, development, construction and operation of power plants, and the generation and supply of electricity to private customers and to IEC. OPC was previously controlled by ICPAD. On February 15, 2018, ICPAD transferred all of its equity interests in OPC to Kenon under common control for a consideration of approximately $374 million. In 2019, Kenon’s interest in OPC decreased as a result of share issuance by OPC. Refer to Note 10.A.1.f for further details.

Note 37 – Investment in associate

	2019	2018
	$’000	$’000

Unquoted equity investment, at cost	191,069	191,069
Impairment losses	(71,069)	(71,069)
	120,000	120,000

During 2018 and 2019 there was no movement in the allowance for impairment in respect of investment in associate.

	2019	2018
	$’000	$’000

At January 1 and December 31	71,069	71,069

Name of associate	Principal activities	Principal place of business	Ownership interest
			2019	2018
			%	%
ZIM Integrated Shipping Services Ltd.	Shipping services	International	32	32

See Note 9.A.1 of the consolidated financial statements for the financial information for ZIM Integrated Shipping Services Ltd.

Note 38 – Prepayments and other receivables

	2019	2018
	$’000	$’000

Amount due from subsidiaries, non-trade[1]	3,233	2,638
Amount due from associate, non-trade	-	29
Amount due from related companies, non-trade	-	8
Contingent Consideration[2]	-	4,500
Option premium	191	-
Prepayments	146	72
Other receivables	193	16
	3,763	7,263

1       These amounts are unsecured, interest free and repayable on demand.
2	The Company received the rights to the contingent consideration from Inkia as part of an internal re-organisation of the Group. Refer to Note 8 for further details.

Note 39 – Trade and other payables

	2019	2018
	$’000	$’000

Trade payables	107	694
Amount due to subsidiaries, non-trade[1]	35,233	39,080
Amount due to related companies, non-trade	-	68
Provision for income tax	-	1,312
Other payables	80	111
	35,420	41,265

1	Mainly relates to a loan due to ICPAD that is unsecured, interest-free and repayable on demand.

Note 40 - Financial instruments

Financial risk management

Overview

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk
•	market risk
•	liquidity risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

Risk management framework

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management. Management is responsible for developing and monitoring the Company’s risk management. Management reports regularly to the Board of Directors on its activities.

Credit risk

Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalent, other receivables and deposits.

The carrying amount of financial assets in the statement of financial position represents the Company’s maximum exposure to credit risk. The Company does not hold any collateral in respect of its financial assets.

The cash and cash equivalents are held with bank and financial institution counterparties, which are rated A- to AAA, based on rating agency Standard & Poor’s ratings.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Company’s value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to changes in interest rates relates primarily to the Company’s cash balances placed with financial institutions. The Company has no significant exposure to interest rate risk.

Note 40 – Financial instruments (Cont’d)

Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the Company’s functional currency, the US dollar (USD). The currencies in which these transactions primarily are denominated are Chinese yuan (CNY), British pound (GBP), Israel shekel (NIS) and Singapore dollar (SGD).

In respect of other monetary assets and liabilities denominated in foreign currencies, the Company’s policy is to ensure that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Exposure to currency risk

At the reporting date, the Company’s exposure to significant foreign currency risk was as follows:

	2019	2018
	$’000	$’000

Cash & cash equivalents (SGD)	982	627
Other receivables (SGD)	193	16
Trade and other payables (NIS)	(34,865)	(36,791)
Trade and other payables (SGD)	(18)	(1,368)
Accrual (CNY)	(144)	(211)
Accrual (GBP)	(113)	(1)
Accrual (NIS)	(64)	(61)
Accrual (SGD)	(40)	(66)

Sensitivity analysis

A weakening (strengthening) of the foreign currency, as indicated below, against the US dollar at December 31 would have increased/(decreased) profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Company considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	Profit or loss for the year ended December 31,
	2019	2018
	$’000

SGD (5% strengthening)	56	(40)
CNY (5% strengthening)	(7)	(11)
GBP (5% strengthening)	(6)	(14)
NIS (5% strengthening)	(1,746)	(1,843)

SGD (5% weakening)	(56)	40
CNY (5% weakening)	7	11
GBP (5% weakening)	6	14
NIS (5% strengthening)	1,746	1,843

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company monitors its liquidity and maintains a level of cash and cash equivalents deemed adequate by management to finance the Company’s operations and to mitigate the effects of fluctuations in cash flows.

Note 40 – Financial instruments (Cont’d)

The contractual obligations of financial liabilities as at financial year end are as follows:

	Carrying amount	Contractual cash flows	Up to 1 year	1 – 2 years	2 - 5 years
	$’000	$’000	$’000	$’000	$’000
At December 31, 2019
Financial liabilities
Accruals	3,443	3,443	3,443	-	-
Lease liability including interest*	684	708	177	354	177
Trade and other payables	35,420	35,420	35,420	-	-
	39,547	39,571	39,040	354	177
At December 31, 2018
Financial liabilities
Accruals	2,447	2,447	2,447	-	-
Trade and other payables	41,265	41,265	41,265	-	-
	43,712	43,712	43,712	-	-

* Includes current portion of long-term liability

It is not expected that the cash flows included in the maturity analysis above could occur significantly earlier, or at significantly higher amounts.